                                                FILED PURSUANT TO RULE 424(b)(1)
                                                    REG. STATEMENT NO. 333-51523

                                2,500,000 SHARES

                            [TROY GROUP, INC. LOGO]

                                  COMMON STOCK
                                  ------------

    This is an initial public offering of shares of Troy Group, Inc. All of the 2,500,000 shares of common stock are being offered by Troy at an initial public offering price of $7.00 per share.

    Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "TROY."
                                ----------------

    INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.
                                ---------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                              PER SHARE             TOTAL
Public offering price...................................................        $7.00            $17,500,000
Underwriting discounts and commissions..................................        $0.63             $1,575,000
Proceeds, before expenses, to Troy......................................        $6.37            $15,925,000

    We have granted the underwriters a 30-day option to purchase up to an additional 375,000 shares of common stock to cover over-allotments.

    The underwriters expect to deliver shares on or about July 27, 1999.

[CRUTTENDEN ROTH LOGO]

                       [PENNSYLVANIA MERCHANT GROUP LOGO]

                                                    [H.C. WAINWRIGHT & CO. LOGO]

                  THE DATE OF THIS PROSPECTUS IS JULY 21, 1999

TROY OUTPUT ENHANCEMENT PRODUCTS

    Software, firmware, hardware and imaging supplies that enhance the functionality of standard output devices.

[Schematic diagram showing enhanced functionality of Troy printer]

TROY CONNECTIVITY PRODUCTS

    Software, firmware and hardware that enable and improve communications over networks and the Internet.

[Schematic diagram showing Troy Connectivity Solutions enabling Internet output to various output devices.]

PRODUCTS UNDER DEVELOPMENT

TROY INTERNET CHECK

    Will enable e-merchants to print a guaranteed check at the merchant's location instantly over the Internet.

[Schematic diagram showing remote Internet printing of MICR encoded check at e-merchant]

TROY INTERNET PRINTING SOLUTION

    Will enable a user at one location to print at another location over the Internet regardless of the computing platform or protocol.

[Schematic diagram showing Internet printing connectivity among various output devices]

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................     1
Risk Factors..............................................................     5
Use of Proceeds...........................................................    12
Dividend Policy...........................................................    12
Capitalization............................................................    13
Dilution..................................................................    14
Unaudited Pro Forma Consolidated Statement of Operations..................    15
Selected Consolidated Financial Data......................................    18
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................    20
Business..................................................................    32
Management................................................................    43
Certain Transactions......................................................    49
Principal Stockholders....................................................    51
Description of Capital Stock..............................................    52
Shares Eligible for Future Sale...........................................    55
Underwriting..............................................................    56
Legal Matters.............................................................    58
Experts...................................................................    58
Additional Information....................................................    58
Index to Combined Financial Statements....................................   F-1

                            ------------------------

    THROUGH AND INCLUDING AUGUST 15, 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO A DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO AN UNSOLD ALLOTMENT OR SUBSCRIPTION.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. IT IS NOT COMPLETE AND MAY NOT CONTAIN ALL THE INFORMATION THAT YOU SHOULD CONSIDER IN INVESTING IN OUR COMMON STOCK. WE ENCOURAGE YOU TO READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE SECTION TITLED "RISK FACTORS" AND THE FINANCIAL STATEMENTS AND THE NOTES TO THOSE FINANCIAL STATEMENTS.

OUR BUSINESS

    We are a leading worldwide provider of enterprise output solutions. Enterprise output solutions are the software, firmware and hardware that allow computer data to be presented in printed form, and which are designed to meet the needs of an entire organization rather than a single department or group. These solutions enable organizations to electronically transmit and output information across computer networks that allow data from one location to be shared, used and printed at multiple locations, which are known as distributed computing environments. Our solutions consist of connectivity and output enhancement products that are compatible with most operating systems and protocols. Our connectivity products include software, firmware and hardware that enable output devices such as printers and fax machines to better communicate over networks and the Internet. Our output enhancement products include software, firmware, hardware and imaging supplies that enhance the functionality of these output devices. Our products and solutions reduce costs, decrease processing time, enhance data integrity, provide security and allow companies to facilitate e-commerce and better manage business processes.

    Our products have been adopted in a wide variety of industries, including telecommunications, financial services, computer hardware, automotive, personnel and others. We have more than 4,300 active customers and have sold our products in 55 countries. Our customers include companies such as AT&T Corporation, BankAmerica Corporation, Brother Industries, Eastman Kodak, Farmer's Insurance Group, Ford Motor Company, IBM, Manpower, State Farm Insurance and Wells Fargo & Company. We market our products to Fortune 1000 companies through a direct sales force and to other businesses through our network of distributors and value-added resellers. Since 1993, we have had a strategic relationship with Hewlett-Packard, covering development and marketing of our output enhancement products. This relationship has evolved to include our network and Internet technology. We also have strategic relationships with ADP, IBM, Standard Register and Wind River.

OUR MARKET

    The emergence and adoption of networks and the Internet is rapidly changing the way organizations generate and distribute information. Historically, most business information was created using legacy computer systems, printed and delivered to users through physical means such as facsimiles, hand deliveries, inter-office mail and the postal service. Technologies are now available to effectively distribute information electronically to multiple end users both within and outside an organization. In addition, many organizations are now looking for entirely new output solutions that enable information to be distributed to any number of output devices using the Internet. We believe traditional information distribution and enterprise output solutions have not kept pace with these technological advancements and new business requirements. The lack of common computing platforms, protocols and other standards has limited an organization's ability to take advantage of these technologies. As a result, we believe that there is a need for enterprise output solutions that allow organizations to electronically transmit and output information across distributed computing environments without regard to protocol.

OUR CONNECTIVITY PRODUCTS

    Our network connectivity products include print server firmware and hardware products and a software-only solution. These products enable an organization to distribute and output information across distributed computing environments. Our network connectivity products are recognized worldwide for supporting a large number of protocols and network operating systems. As a result, they are well suited for enterprises that have deployed many different kinds of networks, computers and operating systems over wide geographic areas.

    Our current Internet connectivity product, PrintraNet, is a software and firmware solution that enables a user at one location to print to another location over the Internet. PrintraNet offers a number of advantages, including lower cost and higher quality than fax transmissions, and eliminates software compatibility issues associated with e-mail. Our Internet connectivity products under development will be designed to enable output devices, including currently installed printers manufactured by Hewlett-Packard, IBM, Lexmark and Xerox, to communicate over the Internet regardless of the sending device's protocol. In addition, we will provide our multi-protocol solutions to these and other output device manufacturers and end users to allow new output devices to communicate over the Internet. We believe that we will have significant competitive advantages in this market because we were one of the first to develop Internet printing technology and have extensive protocol experience.

OUR OUTPUT ENHANCEMENT PRODUCTS

    Our output enhancement products include software, firmware, hardware and imaging supplies that enable standard laser printers to print MICR lines (magnetic ink characters used on checks and other financial documents), graphics, barcodes and forms. These products also enable a printer to perform other functions not offered by most printer manufacturers such as auditing and status checking, and provide security. Our MICR technology, including proprietary imaging supplies, has helped us to become a worldwide leader in financial document printing solutions.

    By combining our MICR enhanced distributed output solutions with our Internet software, we are currently developing technology that will offer the capability to print a MICR encoded check remotely, including over the Internet. This check will have all of the same attributes of a traditional check and will be presented by a merchant through normal banking channels. We believe that this capability will offer us a significant new growth opportunity due to the rapid rise in e-commerce and the limited payment methods available to today's e-commerce consumer. Our integrated solution will allow e-commerce consumers to pay for goods and services with a check in a similar manner and with comparable speed and security as is available for credit cards.

OUR BUSINESS STRATEGY

    Our objective is to be a leading worldwide provider of enterprise output solutions. Our strategy for achieving this objective includes:

    - Accelerating the development and marketing of our Internet products;

    - Introducing and enhancing products through research and development;

    - Expanding and seeking new OEM relationships;

    - Acquiring related businesses, products or technologies;

    - Leveraging strategic alliances; and

    - Expanding distribution channels to increase our focus on selling to mid-size and smaller businesses.

OUR HISTORY AND STRUCTURE

    We were originally incorporated in California in 1996 and reincorporated in Delaware in May 1998. We are the result of various mergers and acquisitions involving a company originally founded in 1982 by our existing shareholders. In October 1998, we merged XCD Incorporated, a leading supplier of connectivity solutions, into our subsidiary, Troy XCD, Inc. As discussed below under "Recent Development," in May 1999 we acquired the remaining outstanding shares of Telgate Equipment Corporation, a Canadian software development company now referred to as Troy Telgate. Today, our subsidiaries include Troy XCD, Troy Telgate and Troy Systems International, Inc. Our principal executive offices are located at 2331 South Pullman Street, Santa Ana, California 92705, and our telephone number at that location is (949) 250-3280. Our trademarks include TROY-Registered Trademark- and PrintraNet-TM-. Other trademarks, trade names or service marks used in this prospectus belong to their holders.
                            ------------------------

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF MANY FACTORS, INCLUDING THE RISKS FACED BY US DESCRIBED UNDER "RISK FACTORS" BEGINNING ON PAGE 5.

                               RECENT DEVELOPMENT

    On May 8, 1999, we acquired the remaining outstanding shares of Telgate Equipment Corporation for a net amount of $242,000 in cash and 58,700 shares of our common stock. Prior to the acquisition, we owned approximately 25% of Telgate's outstanding stock. This new subsidiary, now referred to as Troy Telgate, is engaged in developing software that will allow remote printing of a MICR encoded check over the Internet.

    For the nine months ended April 30, 1999, Troy Telgate reported revenue of $1,015,000 and net income of $72,000 based upon its unaudited financial information.

                                  THE OFFERING

Common stock offered............................  2,500,000 shares
Common stock to be outstanding after the
  offering......................................  10,230,130 shares
Use of proceeds.................................  For working capital and general corporate purposes, including possible acquisitions, and to repay
                                                  indebtedness. See "Use of Proceeds" on page 12.
Proposed Nasdaq National Market symbol..........  TROY

    The table above and, unless otherwise specified, other references to our outstanding common stock in this prospectus exclude:

    - 1,564,298 shares reserved for issuance under our stock option plans, under which options to acquire 326,957 shares are outstanding at a weighted average exercise price of $0.42 per share and options to acquire 755,000 shares will be granted upon completion of the offering at an exercise price equal to the offering price,

    - 200,000 shares reserved for issuance under our 1998 Employee Stock Purchase Plan, which will commence upon completion of the offering,

    - up to 350,000 shares issuable upon exercise of outstanding warrants, of which 250,000 have an exercise price of $3.50 per share, 50,000 have an exercise price of $7.00 per share and 50,000 that will have an exercise price equal to the price to the public in this offering, and

    - 250,000 shares issuable upon exercise of the representatives' warrants.

    See "Management--Stock Option and Incentive Plan" on page 47, "Description of Capital Stock" on page 52 and "Underwriting" on page 56.

               SUMMARY CONSOLIDATED AND PRO FORMA FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following is a summary of more complete financial information provided in our pro forma and consolidated financial statements. On October 30, 1998, Troy and Troy Systems converted from S corporations to C corporations for federal and state income tax purposes. The pro forma net income and pro forma diluted net income per share data in this table give effect to the October 30, 1998 conversion by Troy and Troy Systems from S corporations to C corporations for federal and state income tax purposes and assume that Troy and Troy Systems were subject to corporate income taxes at an effective combined federal and state income tax rate of 40.0% for the periods presented. Please see Note 1 beginning on page F-7 in the notes to our consolidated financial statements.

    Operating income for the fiscal year ended November 30, 1998 includes a charge of $857,000 for in-process research and development in connection with the Troy XCD acquisition. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 20 and Note 2 beginning on page F-11 in the notes to our consolidated financial statements.

    The as adjusted balance sheet data below give effect to the sale of 2,500,000 shares of common stock that we are offering at an initial public offering price of $7.00 per share and the application of the estimated net proceeds of this offering. See "Use of Proceeds" on page 12.

                                                                                                  SIX MONTHS ENDED
                                                    FISCAL YEAR ENDED NOVEMBER 30,                    MAY 31,
                                         -----------------------------------------------------  --------------------
                                           1994       1995       1996       1997       1998       1998       1999
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
STATEMENTS OF OPERATIONS DATA:
Net sales..............................  $  17,583  $  21,477  $  28,161  $  33,434  $  35,758  $  18,322  $  23,466
Gross profit...........................      7,017      7,917     10,753     13,837     14,262      7,566      9,299
Purchased in-process research and
  development..........................         --         --         --         --        857         --         --
Operating income.......................        581        575      3,478      4,694      4,465      2,914      3,521
Net income.............................  $     327  $     313  $   3,067  $   4,397  $   4,434  $   2,802  $   2,025
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Pro forma net income...................  $     218  $     140  $   1,870  $   2,659  $   2,371  $   1,707  $   2,025
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Pro forma diluted net income per
  share................................  $    0.03  $    0.02  $    0.25  $    0.34  $    0.31  $    0.22  $    0.25
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Weighted-average diluted shares
  outstanding..........................      7,500      7,500      7,500      7,759      7,745      7,807      8,020
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                                                 MAY 31, 1999
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------
BALANCE SHEET DATA:
Cash......................................................................................  $      42   $  11,206
Working capital...........................................................................      7,595      20,906
Total assets..............................................................................     22,420      33,016
Short-term notes payable..................................................................      1,247          --
Current portion of long-term debt.........................................................        959          59
Long-term debt, net of current portion....................................................      2,564         367
Stockholders' equity......................................................................     10,915      25,855

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN SHARES OF OUR COMMON STOCK. IF THE EVENTS DESCRIBED BELOW OCCUR, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF FUTURE OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED. THIS COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

WE HAVE RECENTLY EXPANDED OUR BUSINESS TO OFFER CONNECTIVITY SOLUTIONS AND DO
  NOT HAVE EXTENSIVE EXPERIENCE IN DEVELOPING AND MARKETING PRODUCTS FOR THIS MARKET

    Until recently, we focused mainly on developing and selling output enhancement solutions that enabled businesses to distribute and print financial documents. In October 1998, we acquired Troy XCD, including its products and management. Following this acquisition, we expanded our business to offer output solutions that allow enterprises to distribute and print information across multi-protocol computing environments both within and outside the organization. Because this is a recent focus for us, we do not have extensive experience in this area, and we cannot assure you that we will be successful in developing or marketing these types of connectivity solutions. In addition, our new focus on connectivity solutions could cause our historical business to suffer. If we are not successful in developing or selling connectivity solutions or if our historical business declines as a result of our efforts in this area, our business will be materially and adversely affected. See "Business--Industry" beginning on page 32 and "--Business Strategy" beginning on page 35.

OUR INTERNET OUTPUT SOLUTIONS ARE STILL UNDER DEVELOPMENT AND EVEN IF
  SUCCESSFULLY DEVELOPED MAY NOT GAIN MARKET ACCEPTANCE

    Our Internet output solutions, including our e-commerce check payment solution, are still under development, and we cannot assure you that we will be able to complete these development efforts successfully or on a timely basis. In addition, we cannot assure you that our Internet output solutions, even if successfully developed, will be accepted by the marketplace. See "Business--Industry" beginning on page 32 and "--Products Under Development" on page 37.

WE FACE RISKS ASSOCIATED WITH OUR STRATEGY OF GROWING THROUGH ACQUISITIONS

    We intend to acquire technologies, product lines and businesses that will complement our business and enable us to achieve our objective of becoming the leading worldwide provider of enterprise output solutions. Acquisitions involve risks, including that:

    - we have limited experience in making acquisitions,

    - we may not be able to assimilate the acquired products, technologies or businesses into our ongoing business,

    - an acquired company may take a disproportionate amount of management time and energy, causing our existing business to suffer,

    - we may find it difficult to retain key employees of the acquired businesses,

    - an acquisition may dilute our stockholders' equity if additional equity securities are issued, and

    - we may be required to amortize acquisition expenses and acquired assets over a relatively short period, causing our earnings to be below analysts' expectations.

    See "Business--Business Strategy" beginning on page 35.

MANY OF OUR COMPETITORS HAVE SUBSTANTIALLY GREATER RESOURCES, AND THIS
  COMPETITION MAY RESULT IN PRICE REDUCTIONS, LOWER GROSS MARGINS AND LOSS OF MARKET SHARE

    We face significant competition in developing and selling enterprise output solutions. Many of our competitors have substantially greater financial, development, marketing and personnel resources than we have. We cannot assure you that we will be able to compete successfully against our current or future competitors. Increased competition may result in price reductions, lower gross margins and loss of market share. Any of these results could reduce our earnings. See "Business--Competition" beginning on page 40.

OUR GROWTH STRATEGY FOCUSES TO A SIGNIFICANT EXTENT ON OUR INTERNET OUTPUT
  SOLUTIONS AND THEREFORE DEPENDS ON THE CONTINUED DEVELOPMENT AND GROWTH OF THE INTERNET

    Our growth strategy depends to a significant extent on developing and marketing our Internet output solutions. The successful implementation of this strategy therefore depends on the continued development and growth of the Internet. Rapid growth in the use of and interest in the Internet is a recent development, and we cannot be certain that this growth will continue or that a sufficiently broad base of organizations will use the Internet as a medium to distribute and print information. The Internet may not prove to be a viable medium for distributing and printing information for a number of reasons, including:

    - inadequate development of the necessary network infrastructure for communication, access and server reliability,

    - lack of development of complementary products, such as high-speed communication lines,

    - security and confidentiality concerns,

    - delays in the development of or adoption of new standards and protocols required to handle increased levels of Internet activity, and

    - increased government regulation.

OUR BUSINESS DEPENDS ON THE CONTINUED DEMAND FOR PRINTED DOCUMENTS, INCLUDING
  FINANCIAL DOCUMENTS

    Because we focus on output solutions that allow enterprises to distribute and print information, our business depends on the continued demand for printed documents. Demand for these solutions could decline if businesses and organizations move toward "paperless" environments and reduce their dependence on printed documents. In addition, our output enhancement solutions are dependent on the demand for printed financial documents. Demand for printed financial documents may be reduced as a result of competition from alternate financial document delivery or payment methods, such as electronic banking, electronic commerce, on-line services and other electronic media. We cannot assure you that changes in the business environment or competition from alternate financial document delivery or payment methods will not significantly erode the demand for our products and cause our business to suffer. See "Business--Industry" beginning on page 32 and "--Business Strategy" beginning on page 35.

TECHNOLOGY IN OUR INDUSTRY EVOLVES RAPIDLY, AND WE MUST CONTINUE TO ENHANCE
  EXISTING PRODUCTS AND DEVELOP NEW PRODUCTS OR OUR BUSINESS WILL SUFFER

    Rapid technological advances, obsolescence and large fluctuations in demand characterize the market for our current products. Our existing and development-stage products may easily become obsolete if our competitors introduce newer or better technologies. To be successful, we must continually enhance our existing products and develop and introduce new products. If we fail to adequately anticipate or respond to technological developments or customer requirements, or if we are significantly delayed in developing and introducing products, our business will suffer. See "Business--Business Strategy" beginning on page 35 and "--Research and Development" beginning on page 39.

A LARGE CUSTOMER ACCOUNTS FOR A MATERIAL PORTION OF OUR SALES AND OUR EARNINGS
  WILL SUFFER IF WE LOSE THIS CUSTOMER

    For the six months ended May 31, 1999, Cannon IV, Inc., one of our consumable products resellers, accounted for 10.9% of our net sales. This reseller also accounted for 17.1% of our net sales for the fiscal year ended November 30, 1998, and 16.6% of our net sales for the fiscal year ended November 30, 1997. We believe that a significant portion of this reseller's sales are to a single customer. We also sell products directly to the reseller's customer. Direct sales to Cannon IV's significant customer were 5.2% of our net sales for the six months ended May 31, 1999, 6.8% of net sales for the fiscal year ended November 30, 1998, and 5.7% of net sales for the fiscal year ended November 30, 1997. We cannot assure you that this reseller will continue to buy products from us, or that we or this reseller will continue to be able to sell our products to its significant customer. There would be a material adverse effect on our business if sales to this reseller or direct or indirect sales to its significant customer decline or cease for any reason. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" beginning on page 21.

WE MAINTAIN STRATEGIC SUPPLY, OEM AND MARKETING ARRANGEMENTS, AND TERMINATION OF
  THESE RELATIONSHIPS COULD ADVERSELY AFFECT OUR REVENUES AND EARNINGS

    We maintain and depend on strategic relationships with a number of companies, including ADP, Hewlett-Packard, IBM, Standard Register and Wind River. These relationships include supply, OEM and marketing arrangements which are important to our business. Certain of these relationships are not covered by written agreements and could be terminated at any time. If our relationship with any of these companies were to end, our revenues and earnings could fall. We cannot assure you that we will be able to maintain our strategic relationships with these companies. See "Business--Strategic Relationships" beginning on page 39.

WE SELL A SIGNIFICANT PORTION OF OUR PRODUCTS INTERNATIONALLY, WHICH EXPOSES US
  TO CURRENCY FLUCTUATIONS AND OTHER RISKS

    We sell a significant amount of our products to customers outside the United States. International sales accounted for 20.5% of our net sales in the six months ended May 31, 1999. International sales represented 16.2% of sales in fiscal 1998 and 13.7% of sales in fiscal 1997. We expect that shipments to international customers will continue to account for a material portion of our net sales. Sales outside the United States involve the following risks, among others:

    - foreign governments may impose tariffs, quotas and taxes,

    - political and economic instability may reduce demand for our products,

    - restrictions on the export or import of technology may reduce or eliminate our ability to sell in certain markets, and

    - potentially limited intellectual property protection may cause us to refrain from selling in certain markets.

    Because we denominate our international sales in U.S. dollars, currency fluctuations could also cause our products to become less affordable or less price competitive than those of foreign manufacturers. We cannot assure you that these factors will not have a material adverse effect on our international sales. Any adverse impact on our international sales would affect our results of operations and would cause our business to suffer. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 20.

PATRICK J. DIRK WILL CONTINUE TO OWN A MAJORITY OF OUR SHARES AND WILL BE ABLE
  TO ELECT OUR BOARD AND CONTROL OUR BUSINESS AND OPERATIONS

    After the offering, Patrick J. Dirk, our Chairman of the Board, President and Chief Executive Officer, will beneficially own 5,692,857 shares of common stock, or 55.6% of the shares of common stock outstanding. As a result, Mr. Dirk will be able to elect our Board of Directors and control our business and operations. See "Principal Stockholders" on page 51.

OUR QUARTERLY OPERATING RESULTS FLUCTUATE AS A RESULT OF MANY FACTORS

    Our quarterly operating results fluctuate due to various factors. Some of the factors that influence our quarterly operating results include:

    - the mix of products sold in the quarter,

    - life cycle stages of the products sold in the quarter,

    - the availability and cost of components and materials,

    - costs and benefits of new product introductions, and

    - customer order and shipment timing.

    Because of these factors, our quarterly operating results are difficult to predict and are likely to vary in the future. If our earnings are below financial analysts' expectations in any quarter, our stock price is likely to drop. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 20.

WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY
  RIGHTS OR TO PROTECT OURSELVES AGAINST INFRINGEMENT CLAIMS OF OTHERS

    We cannot be certain that the steps we have taken to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate our proprietary rights. Any such infringement or misappropriation could have a material adverse effect on our future financial results. We also cannot be certain that we have not infringed the proprietary rights of others. Any such infringement could cause third parties to bring claims against us, resulting in significant costs, possible damages and substantial uncertainty. See "Business--Patents and Proprietary Rights" beginning on page 41.

WE DEPEND ON OUR EXECUTIVE OFFICERS FOR OUR SUCCESS

    We are significantly dependent upon Patrick J. Dirk and our other executive officers. There could be a material adverse effect on our business if we lose the services of Mr. Dirk or any other executive officer. We do not have employment or noncompete agreements with any of our executive officers, other than with Robert S. Messina, our Executive Vice President. See "Management" beginning on page 43.

COMPLIANCE WITH GOVERNMENT REGULATIONS MAY CAUSE US TO INCUR UNFORESEEN EXPENSES

    Our business is subject to a number of federal, state and local laws and regulations. These regulations include laws and regulations promulgated by the Environmental Protection Agency and similar state agencies regarding storing, shipping, disposing, discharging and manufacturing hazardous materials and hazardous and non-hazardous waste. Although we believe that our operations materially comply with all current laws and regulations, we cannot assure you that these regulations will not change. We also cannot assure you that unforeseen environmental incidents will not occur, or that past contamination or non-compliance with environmental laws will not be discovered on our current or former properties. Any of these events could result in significant expense or require changes in our operations, which could materially and adversely affect our business. See "Business--Environmental and Regulatory Matters" beginning on page 41.

OUR FORMER STATUS AS AN S CORPORATION COULD EXPOSE US TO LIABILITY

    From December 1989 to October 30, 1998, Troy and Troy Systems elected S corporation status under the Internal Revenue Code. Although we believe that Troy and Troy Systems met the S corporation requirements under the Code during this period, the IRS has not challenged or made a determination as to our status. If the IRS determines that Troy or Troy Systems did not meet the Code requirements for S corporations, we could be liable for unpaid federal and state income taxes for all or a part of the time that we elected S corporation status, plus interest and possible penalties. See "Use of Proceeds" beginning on page 12 and "Certain Transactions" beginning on page 49.

OUR MANAGEMENT WILL HAVE BROAD DISCRETION TO USE THE PROCEEDS OF THIS OFFERING

    We intend to use the majority of the proceeds of this offering for working capital and general corporate purposes, including possible acquisitions. Approximately $4.3 million will be used to repay indebtedness. We have not identified any more specific uses for the balance. As a result, our management will have broad discretion to use a significant portion of the net proceeds as we may determine. See "Use of Proceeds" beginning on page 12.

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY YEAR 2000 COMPLIANCE ISSUES

    Many computer systems and applications use two-digit date fields to identify a given year. The so-called "Year 2000" or "Y2K" problem is the failure of date-sensitive computing systems and applications to properly recognize and process dates into and after the year 2000. These problems may cause incorrect processing of financial and operational information, and could result in business interruptions. We are currently seeking to identify and remediate our Year 2000 risk. We have assessed the Year 2000 compliance status of our existing software and hardware products, as well as our own internal software, hardware and other non-information technology systems (such as telephones, environmental systems and others). Based on our assessment, we believe that we have identified necessary corrective actions to address Year 2000 problems in these areas, and do not anticipate incurring significant additional costs to achieve Year 2000 compliance. Although we believe that our assessment was appropriate, we cannot assure you that we have identified all the potential Year 2000 issues in our products and internal systems. Additionally, while we have evaluated the Year 2000 compliance of our material vendors, distributors and other significant business partners and believe that they are or will become Year 2000 compliant on a timely basis, we have no assurance that they will successfully achieve Year 2000 compliance for their products and internal systems. If we or one of our significant business partners fails to identify and correct all Year 2000 problems, there could be a material adverse effect on our business. Our customers' Year 2000 issues could also cause them to delay purchases of our products, which could impact our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Compliance with Year 2000" beginning on page 27.

A SIGNIFICANT NUMBER OF SHARES ARE OR WILL BECOME AVAILABLE FOR SALE AND THEIR
  SALE COULD DEPRESS OUR COMMON STOCK PRICE

    Sales of a substantial number of shares of our common stock in the public market after this offering could adversely affect the market price for our common stock and make it more difficult for us to sell equity securities at times and prices that we determine to be appropriate. Of our 10,230,130 shares of common stock outstanding after the offering, 2,500,000 shares sold in the offering are expected to be freely tradable. The remaining 7,730,130 shares will be restricted shares. All of our existing stockholders have agreed that they will not, without the prior written consent of Cruttenden Roth Incorporated, directly or indirectly sell any of these restricted shares for 180 days after the date of this prospectus. After this lock-up period expires, 1,265,358 of these restricted shares will be eligible for immediate public sale. Volume limitations and other conditions of Rule 144 will apply to public sale of the balance of the restricted shares although certain holders have been granted registration rights which, if exercised, would cause their shares to be registered and eligible for immediate sale. Public sales after this offering may include shares issued under outstanding options and warrants. We also intend to file one or more Registration Statements on Form S-8 following this offering. Under these Registration Statements, holders of vested stock options may generally exercise and immediately sell their shares to the public. See "Shares Eligible for Future Sale" on page 55.

POSSIBLE ISSUANCES OF PREFERRED STOCK AND ANTI-TAKEOVER PROVISIONS COULD AFFECT
  THE PRICE OF OUR COMMON STOCK

    Our Certificate of Incorporation authorizes our Board of Directors to issue up to 5,000,000 shares of Preferred Stock. The Board can fix the rights, preferences, privileges and restrictions (including voting rights) of shares of Preferred Stock without stockholder approval. We do not presently intend to issue shares of Preferred Stock. However, your rights as a holder of common stock will be subject to, and may be adversely affected by, the rights of any future Preferred Stock holders. Preferred Stock issuances may also cause significant dilution in your interests as a stockholder. By issuing Preferred Stock, we could also make it more difficult for a third party to acquire us.

    Our stockholders do not have the right to cumulate their votes to elect directors. In addition, we are subject to the anti-takeover provisions of
Section 203 of the Delaware General Corporation Law. These provisions, along with Mr. Dirk's significant voting control and the ability of our Board of Directors to issue shares of Preferred Stock, could prevent or delay any change in our control. In turn, this could adversely affect common stock market prices. See "Description of Capital Stock" beginning on page 52.

THERE HAS BEEN NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK, AND TRADING PRICES
  OF OUR COMMON STOCK MAY BE VOLATILE

    There is currently no public market for our common stock. We cannot assure you that an active trading market for our common stock will develop, or, if one develops, that trading will continue. We will establish the initial public offering price through our negotiations with the representatives of the underwriters and you should not view the price as any indication of prices that will prevail in the trading market. The stock market from time to time experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. In addition, market prices for shares of our common stock are likely to be highly volatile. Some specific factors which may have a significant effect on common stock market prices include:

    - fluctuations in our operating results,

    - our announcements or our competitors' announcements of technological innovations or new products,

    - regulatory actions,

    - developments regarding patents or proprietary rights, and

    - changes in stock market analyst recommendations regarding our common stock, other comparable companies or the technology industry generally.

    See "Underwriting" beginning on page 56.

NEW INVESTORS WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION

    The initial public offering price for a share of common stock is substantially higher than the pro forma net tangible book value per share of common stock. If you purchase shares of common stock in the offering, you will incur immediate and substantial dilution. Dilution is an accounting concept that refers to the difference between what an investor pays for shares of a company and the book value of the shares immediately after the transaction. Whenever the book value is less than the investor paid, the investor suffers dilution. Additional dilution in your shares is likely to occur upon exercise of outstanding stock options and warrants. See "Dilution" on page 14.

WE DO NOT INTEND TO PAY DIVIDENDS

    We intend to use any future earnings to grow our business and do not intend to pay dividends in the foreseeable future. See "Dividend Policy" on page 12.

                                USE OF PROCEEDS

    The net proceeds to us from the sale of the 2,500,000 shares of common stock that we are offering are estimated to be approximately $14.9 million after deducting the underwriting discount and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that net proceeds will be $17.3 million.

    The net proceeds from the offering will be used for working capital and general corporate purposes, including acquisitions, and to repay indebtedness under our term loans and revolving line of credit with Comerica Bank-California. Potential acquisitions could include other technologies, product lines or businesses that are complementary to our business. As of the date of this prospectus, we have not designated any other specific use for the net proceeds of the offering. Accordingly, our management will retain broad discretion in deciding how to use a substantial portion of the net proceeds of the offering. We are conducting the offering at this time to ensure that we have sufficient capital for acquisitions when suitable candidates are identified and to enable us to more readily use our common stock in acquisitions. See "Business--Business Strategy" on page 35. Pending the uses described above, we intend to invest the net proceeds of the offering in short-term, interest-bearing securities. We have no current arrangements, commitments or understandings to acquire any business.

    Our bank term loans had outstanding balances of approximately $397,000 and $2,700,000 as of May 31, 1999. The first of these term loans bears interest at the bank's reference rate (7.75% as of May 31, 1999) and matures on November 1, 2000. The second of these term loans bears interest at the bank's reference rate plus 0.50% and matures on November 1, 2003. Our revolving line of credit had an outstanding balance of approximately $1,247,000 as of May 31, 1999 and bears interest at .25% below the bank's reference rate. As of May 31, 1999, the interest rate on our revolving line of credit was 7.50%. The revolving line of credit has no expiration date. The proceeds from the term loans and the revolving line of credit were used for working capital and to fund the Troy XCD and Troy Telgate acquisitions.

                                DIVIDEND POLICY

    Following the completion of the offering, our Board of Directors intends to retain our earnings, if any, to support our operations and to finance expansion, and does not intend to declare or pay cash dividends on the common stock in the foreseeable future. Any dividends will be at the discretion of the Board of Directors and will depend on our financial condition, results of operations, capital requirements and such other factors as our Board of Directors may deem relevant. In addition, our current revolving credit facility prohibits us from paying cash dividends except for distributions for tax payments and pro rata adjustments thereto.

                                 CAPITALIZATION

    The following table sets forth our capitalization and short-term notes payable as of May 31, 1999, and as adjusted to give effect to the sale of 2,500,000 shares of common stock that we are offering at an initial public offering price of $7.00 per share and the application of the estimated net proceeds of this offering. This table should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. See "Use of Proceeds" on page 12 and "Description of Capital Stock" beginning on page 52.

                                                                                                 MAY 31, 1999
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------
                                                                                                (IN THOUSANDS)
Short-term notes payable..................................................................  $   1,247   $      --
                                                                                            ---------  -----------
                                                                                            ---------  -----------
Current portion of long-term debt.........................................................  $     959   $      59
                                                                                            ---------  -----------
                                                                                            ---------  -----------
Long-term debt, net of current portion....................................................  $   2,564   $     367

Stockholders' equity:
  Preferred stock, $0.01 par value per share, 5,000,000 shares authorized; no shares
    issued and outstanding................................................................         --          --
  Common stock, $0.01 par value per share, 50,000,000 shares authorized; 7,730,130 shares issued and outstanding, actual; 10,230,130 shares issued and outstanding, as
    adjusted..............................................................................         77         102
  Additional paid-in capital..............................................................      2,349      17,264
  Retained earnings.......................................................................      8,489       8,489
                                                                                            ---------  -----------

    Total stockholders' equity............................................................     10,915      25,855
                                                                                            ---------  -----------
        Total capitalization..............................................................  $  13,479   $  26,222
                                                                                            ---------  -----------
                                                                                            ---------  -----------

                                    DILUTION

    Our net tangible book value as of May 31, 1999 was approximately $7.3 million or $0.94 per share. Net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding.

    After giving effect to the sale of the shares of common stock that we are offering and after deducting underwriting discounts, commissions and estimated offering expenses, and without taking into account any other changes in our net tangible book value after May 31, 1999, our net tangible book value as of May 31, 1999 would have been approximately $22.8 million, or $2.23 per share. This represents an immediate increase in net tangible book value of $1.29 per share to our existing stockholders and an immediate dilution in net tangible book value of $4.77 per share to new investors in this offering. Dilution is an accounting concept that refers to the difference between what an investor pays for shares of a company and the book value of the shares immediately after the transaction. Whenever the book value is less than the investor paid, the investor suffers dilution. The dilution to investors in the offering is as illustrated in the following table:

Initial public offering price per share...............................................             $    7.00
  Net tangible book value per share as of May 31, 1999................................  $    0.94
  Increase per share attributable to new investors in this offering...................       1.29
                                                                                        ---------
Adjusted net tangible book value per share after the offering(1)......................                  2.23
                                                                                                   ---------
Dilution per share to new investors...................................................             $    4.77
                                                                                                   ---------
                                                                                                   ---------

    The following table summarizes, as of May 31, 1999, the number of shares of common stock purchased from us by existing stockholders and by new investors in the offering, the total consideration reflected in our accounts and the average price paid per share. The table assumes that no shares are purchased in the offering by existing stockholders. To the extent existing stockholders purchase shares in the offering, their percentage ownership, total consideration and average consideration per share will be greater than is shown.

                                                         SHARES PURCHASED          TOTAL CONSIDERATION        AVERAGE
                                                     -------------------------  --------------------------     PRICE
                                                        NUMBER       PERCENT       AMOUNT        PERCENT     PER SHARE
                                                     ------------  -----------  -------------  -----------  ------------
Existing stockholders..............................     7,730,130        75.6%  $   1,933,000         9.9%   $     0.25
New investors......................................     2,500,000        24.4      17,500,000        90.1          7.00
                                                     ------------       -----   -------------       -----
  Totals...........................................    10,230,130       100.0%  $  19,433,000       100.0%
                                                     ------------       -----   -------------       -----
                                                     ------------       -----   -------------       -----

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

    The following unaudited pro forma consolidated statement of operations is presented to give effect to the October 30, 1998 acquisition of Troy XCD as if the acquisition had been completed on December 1, 1997. Our historical statement of operations data are derived from our audited consolidated financial statements for the year ended November 30, 1998 included elsewhere in this prospectus, and reflect

    - a pro forma adjustment for income taxes on S corporation income; and

    - one month of operations of Troy XCD from the date of acquisition, October 30, 1998 to November 30, 1998.

    The historical statement of operations data of Troy XCD includes eleven months of operations consisting of the audited results of operations of Troy XCD for the nine months ended September 30, 1998, (for which financial statements are included elsewhere in this prospectus) and the unaudited results of operations from December 1, 1997 to December 31, 1997 and from October 1, 1998 to October 30, 1998. The pro forma condensed consolidated statement of operations does not necessarily indicate the results of operations which would have occurred had the acquisition been completed at such time, nor does it necessarily indicate future results that may be expected. The unaudited pro forma condensed consolidated statements of operations should be read in conjunction with our historical consolidated financial statements and those of Troy XCD, including the notes thereto, that are included elsewhere in this prospectus.

                         UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED NOVEMBER 30, 1998

                                                             HISTORICAL
                                                    ----------------------------           PRO FORMA
                                                     TROY GROUP,     TROY XCD,    ----------------------------
                                                        INC.           INC.        ADJUSTMENTS     COMBINED
                                                    -------------  -------------  -------------  -------------
Net sales.........................................  $  35,758,000  $   5,070,000  $          --  $  40,828,000
Cost of goods sold................................     21,496,000      3,352,000             --     24,848,000
                                                    -------------  -------------  -------------  -------------
      Gross profit................................     14,262,000      1,718,000             --     15,980,000
Operating expenses................................      9,797,000      3,170,000       (571,000 (1)    12,396,000
                                                    -------------  -------------  -------------  -------------
      Operating income (loss).....................      4,465,000     (1,452,000)       571,000      3,584,000
Interest expense..................................        101,000        164,000        120,000(2)       385,000
                                                    -------------  -------------  -------------  -------------
      Income (loss) before income taxes...........      4,364,000     (1,616,000)       451,000      3,199,000
Pro forma provision for income taxes..............      1,993,000       (596,000)      (143,000 (3)     1,254,000
                                                    -------------  -------------  -------------  -------------
      Net income (loss)...........................  $   2,371,000  $  (1,020,000) $     594,000  $   1,945,000
                                                    -------------  -------------  -------------  -------------
                                                    -------------  -------------  -------------  -------------
Net income per share:
    Basic.........................................  $        0.32                                $        0.25
                                                    -------------                                -------------
                                                    -------------                                -------------
    Diluted.......................................  $        0.31                                $        0.25
                                                    -------------                                -------------
                                                    -------------                                -------------
Weighted-average shares outstanding:
    Basic.........................................      7,514,000                       157,000(4)     7,671,000
                                                    -------------                 -------------  -------------
                                                    -------------                 -------------  -------------
    Diluted.......................................      7,745,000                       171,000(4)     7,916,000
                                                    -------------                 -------------  -------------
                                                    -------------                 -------------  -------------

NOTE TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
  GENERAL

    On October 30, 1998, the Company completed the acquisition of Troy XCD in a transaction that has been accounted for as a purchase. The cost of the acquisition (including closing costs) was funded through bank borrowings and the issuance of common stock.

    Troy XCD operations for the one month period ended October 30, 1998 includes a deferred compensation charge of $1,250,000. This amount was included in the liabilities of Troy XCD assumed by us and was, or will be, paid subsequent to October 30, 1998.

    Pro forma condensed consolidated statement of operations adjustments:

    (1) Amortization with respect to intangibles acquired in the acquisition of Troy XCD, net of adjustment for in process research and development expense of $857,000 that is not a recurring cost. The following lists the acquired intangible assets of Troy XCD and their cost and estimated lives:

INTANGIBLE ASSET                                         COST       LIFE
----------------------------------------------------  ----------  ---------
Customer list.......................................  $  100,000    5 years
Core technology.....................................     953,000    7 years
Assembled workforce.................................     150,000    5 years
Goodwill............................................     863,000    7 years

    (2) Increase in interest expense resulting from the financing of Troy XCD acquisition. This amount is based upon an assumed increase in our bank borrowings of $1,638,000, equal to the cash purchase price of Troy XCD, and using our 1998 weighted average bank interest rate of

       7.875%. Our borrowings bear interest at a variable rate based upon the reference rate per annum announced by our bank. Based upon the debt incurred in connection with this acquisition, a 1/8% increase in the interest rates would cause the annual interest expense to increase by approximately $2,000.

    (3) Adjustment to provision for income taxes to reflect the tax benefit of other intangibles amortization and interest expense at 40%.

    (4) Adjustment to reflect the weighted average number of shares of common stock and the dilutive effect of stock warrants issued in connection with the acquisition for the full fiscal year.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The consolidated data presented below as of and for the fiscal years ended November 30, 1996, 1997 and 1998 are derived from our audited consolidated financial statements, included elsewhere in this prospectus. The consolidated financial data as of and for the fiscal years ended November 30, 1994 and 1995 are derived from our audited consolidated financial statements which are not included in this prospectus. The consolidated financial data as of and for the six months ended May 31, 1998 and 1999 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Such unaudited consolidated financial statements have been prepared by us on a basis consistent with our annual audited consolidated financial statements and, in the opinion of our management, contain all normal recurring adjustments necessary for a fair presentation of the consolidated financial position and the results of operations for the applicable periods. Operating results in the six months ended May 31, 1999 are not necessarily indicative of the results that may be expected in the entire fiscal year ending November 30, 1999 or any subsequent period. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 20, our consolidated financial statements and related notes beginning on page F-1 and other financial information included elsewhere in this prospectus.

    Pro forma net income and pro forma diluted net income per share data give effect to the October 30, 1998 conversion by Troy and Troy Systems from S corporations to C corporations for federal and state income tax purposes and assume that Troy and Troy Systems were subject to corporate income taxes at an effective combined federal and state income tax rate of 40.0%. See Note 1 beginning on page F-7 in the notes to our consolidated financial statements.

                                                                                                             SIX MONTHS ENDED
                                                               FISCAL YEAR ENDED NOVEMBER 30,                    MAY 31,
                                                    -----------------------------------------------------  --------------------
                                                      1994       1995       1996       1997       1998       1998       1999
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Net sales.........................................  $  17,583  $  21,477  $  28,161  $  33,434  $  35,758  $  18,322  $  23,466
Cost of goods sold................................     10,566     13,560     17,408     19,597     21,496     10,756     14,167
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross profit......................................      7,017      7,917     10,753     13,837     14,262      7,566      9,299
Selling, general and administrative expenses......      5,058      5,594      5,234      6,622      6,394      3,424      4,036
Research and development expenses.................      1,378      1,748      2,041      2,521      2,546      1,228      1,742
Purchased in process research and development.....         --         --         --         --        857         --         --
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income..................................        581        575      3,478      4,694      4,465      2,914      3,521
Interest expense..................................        217        342        361        262        101         69        162
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes (credit)...............        364        233      3,117      4,432      4,364      2,845      3,359
Provision for income taxes (credit)...............         37        (80)        50         35        (70)        43      1,334
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income........................................  $     327  $     313  $   3,067  $   4,397  $   4,434  $   2,802  $   2,025
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Pro forma provision for income taxes..............  $     146  $      93  $   1,247  $   1,773  $   1,993  $   1,138
                                                    ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------
Pro forma net income..............................  $     218  $     140  $   1,870  $   2,659  $   2,371  $   1,707
                                                    ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------
Pro forma diluted net income per share............  $    0.03  $    0.02  $    0.25  $    0.34  $    0.31  $    0.22  $    0.25
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Weighted-average diluted shares outstanding.......      7,500      7,500      7,500      7,759      7,745      7,807      8,020
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                 NOVEMBER 30,                             MAY 31,
                                             -----------------------------------------------------  --------------------
                                               1994       1995       1996       1997       1998       1998       1999
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
Cash.......................................  $      --  $      --  $      42  $     100  $     308  $      40  $      42
Working capital............................        955      1,426      3,910      5,173      5,806      5,951      7,595
Total assets...............................      8,312      9,597     11,324     11,749     18,918     13,480     22,420
Short terms notes payble...................      1,000      1,880      1,612         --      1,190        615      1,247
Current portion of long-term debt..........      1,305        990        688        754        959        402        959
Long-term debt, net of current portion.....      1,183      2,067      1,521      1,280      2,374        771      2,564
Stockholders' equity.......................        865      1,153      4,102      5,948      8,265      7,252     10,915

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by forward-looking information due to many factors, including those set forth under "Risk Factors" beginning on page 5 and elsewhere in this prospectus.

BACKGROUND

    We are a leading worldwide provider of enterprise output solutions that enable organizations to electronically transmit and output information across distributed computing environments. Our products consist of connectivity and output enhancement solutions that work with many operating systems and protocols. We were originally incorporated in California in 1996 and were reincorporated in Delaware in May 1998. We are the result of various mergers and acquisitions involving a company originally founded in 1982 by the existing shareholders. In October 1998, we acquired Troy XCD, a leading supplier of connectivity solutions. In May, 1999, we acquired Troy Telgate, a Canadian software development company.

    Prior to the offering, Troy and Troy Systems elected to be treated for federal and state income tax purposes as S corporations, except that Troy Systems elected to be taxed as a C corporation under California income tax laws. On October 30, 1998, Troy and Troy Systems terminated their S corporation elections. The statements of operations data for all periods prior to October 30, 1998 include a pro forma provision for federal and state income taxes as if we were subject to federal and state corporate income taxes for all such periods. This pro forma provision is computed using an effective combined federal and state income tax rate of 40.0%. See Note 1 in the notes to our consolidated financial statements.

    Effective October 1, 1997, as amended through June 8, 1999, we issued warrants to a consultant to purchase up to 250,000 shares of our common stock. The warrants vest upon the occurrence of two separate performance conditions. Warrants to purchase 50,000 shares will vest when we complete this offering with the remainder vesting on completion of certain acquisitions. The exercise price of the 50,000 warrants vesting upon completion of this offering will equal the offering price. The exercise price for the 200,000 warrants vesting upon certain acquisitions is set at $3.50 per share. The effect of the warrants will be recorded as the performance conditions are met at the then current fair value of the warrants vested. The warrants expire five years after vesting. In connection with the acquisition of Troy XCD, 50,000 of these warrants vested under the acquisition criteria. As a result, we recorded $210,000 for these warrants as part of the purchase price of Troy XCD. Another 50,000 of these warrants vested on May 8, 1999 in connection with the Troy Telgate acquisition. We recorded $214,000 for these warrants as part of the purchase price in that transaction. Amounts recorded in connection with the vesting of the remaining warrants to purchase 100,000 shares could materially impact our financial statements.

    On October 30, 1998 in connection with the purchase of Troy XCD, we issued warrants to another consultant to purchase 50,000 shares of common stock at $7.00 per share and recorded another purchase price adjustment of $69,000 for that transaction. The warrants were exercisable immediately when issued and expire five years after the October 30, 1998 grant date.

    For legal services being provided in connection with this offering, in May 1998 we issued a warrant to purchase up to 50,000 shares of our common stock at $3.50 per share. This warrant was amended in June 1999 to make it immediately exercisable. The effect of this warrant was recorded in June 1999 at the then current fair value when the warrant was amended and became vested. See "Description of

Capital Stock--Warrants" on page 53 and Note 9 beginning on page F-15 in the notes to our consolidated financial statements included elsewhere in this prospectus.

OVERVIEW

    Net sales are generated from the sale of our connectivity and output enhancement products and services. We recognize revenue from the sale of our products when the goods are shipped to the customer and we recognize service revenue over the period of the contract on a straight-line basis. In the six months ended May 31, 1999 and the fiscal years ended November 30, 1998 and 1997, a reseller of our imaging supplies, Cannon IV Inc., accounted for 10.9%, 17.1% and 16.6%, respectively, of our net sales, of which we believe a significant portion was sold to a single customer. We also sell our products directly to this reseller's significant customer. Direct sales to Cannon IV's significant customer were 5.2%, 6.8% and 5.7% of our net sales for the six months ended May 31, 1999, the fiscal year ended November 30, 1998 and the fiscal year ended November 30, 1997, respectively. We do not have a written or oral contract with Cannon IV or its significant customer. All sales are made through purchase orders.

    Cost of goods sold includes direct material and labor, warranty expenses, license fees and manufacturing and service overhead. Inventories are stated at the lower of cost (first-in, first-out) or market. Equipment is depreciated using the straight-line method over the estimated useful life of the equipment. Improvements to leased property are amortized over the lesser of the life of the lease or the life of the improvements.

    Selling, general and administrative expenses include the costs of the sales, marketing and customer support staffs, other marketing expenses, management and administrative personnel costs, professional services, legal and accounting fees and administrative operating costs. We expense all of these costs when incurred.

    Research and development expenses include costs associated with the development of new products and significant enhancements of existing products, and consist primarily of employee salaries, benefits and consulting expenses. We expense research and development costs as they are incurred.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, certain information derived from our consolidated statements of operations expressed as a percentage of net sales:

                                                                                                        SIX MONTHS ENDED
                                                                               FISCAL YEAR
                                                                           ENDED NOVEMBER 30,               MAY 31,
                                                                     -------------------------------  --------------------
                                                                       1996       1997       1998       1998       1999
                                                                     ---------  ---------  ---------  ---------  ---------
Net sales..........................................................      100.0%     100.0%     100.0%     100.0%     100.0%
Cost of goods sold.................................................       61.8       58.6       60.1       58.7       60.4
                                                                     ---------  ---------  ---------  ---------  ---------
Gross profit.......................................................       38.2       41.4       39.9       41.3       39.6
Selling, general and administrative expenses.......................       18.6       19.8       17.9       18.7       17.2
Research and development expenses..................................        7.2        7.5        7.1        6.7        7.4
Purchased in process research and development......................         --         --        2.4         --         --
                                                                     ---------  ---------  ---------  ---------  ---------
Operating income...................................................       12.4       14.1       12.5       15.9       15.0
Interest expense...................................................        1.3        0.8         .3        0.4        0.7
                                                                     ---------  ---------  ---------  ---------  ---------
Income before income taxes (credit)................................       11.1       13.3       12.2       15.5       14.3
Provision for income taxes (credit)................................        0.2        0.1        (.2)       0.2        5.7
                                                                     ---------  ---------  ---------  ---------  ---------
Net income.........................................................       10.9%      13.2%      12.4%      15.3%       8.6%
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------  ---------
Pro forma provision for income taxes...............................        4.4%       5.3%       5.6%       6.2%
                                                                     ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------
Pro forma net income...............................................        6.7%       8.0%       6.6%       9.3%
                                                                     ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------

SIX MONTHS ENDED MAY 31, 1999 COMPARED TO SIX MONTHS ENDED MAY 31, 1998

    NET SALES. Our net sales were $23.5 million for the six months ended May 31, 1999, with $19.3 million attributable to output enhancement products and $4.2 million attributable to connectivity products. This represented an increase in net sales of $5.1 million or 28.1% from $18.3 million in the six months ended May 31, 1998. This increase was due primarily to an increase of $4.2 million in sales of print server software, firmware and hardware as a result of the Troy XCD and Troy Telgate acquisitions, an increase of $1.3 million in sales of our proprietary imaging supplies and services and an increase of $496,000 in sales of our laser printers. This increase was offset by a $838,000 decrease in sales of our impact printers. We believe that impact printer sales will decline in future periods because of continuing increases in print quality and speed and continuing reductions in prices of non-impact printers. Net sales were not significantly affected by price changes.

    COST OF GOODS SOLD. Cost of goods sold increased by $3.4 million or 31.7% to $14.2 million in the six months ended May 31, 1999 from $10.8 million in the six months ended May 31, 1998. This increase was primarily due to increased net sales. Cost of goods sold as a percentage of net sales increased to 60.4% in the first six months of 1999 from 58.7% in the first six months of 1998.

    GROSS PROFIT. As a result of the above factors, gross profit increased by $1.7 million or 22.9% to $9.3 million in the six months ended May 31, 1999 from $7.6 million in the six months ended May 31, 1998. Gross profit as a percentage of net sales decreased to 39.6% in the first six months of 1999 from 41.3% in the first six months of 1998.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $612,000 or 17.9% to $4.0 million in the six months ended May 31, 1999 from $3.4 million in the six months ended May 31, 1998. Of this increase, $724,000 was due to the acquisitions of Troy XCD and Troy Telgate, partially offset by reduced compensation for sales, marketing and management personnel and sales commissions. Selling, general and administrative expenses as a percentage of net sales decreased to 17.2% in the first six months of 1999 from 18.7% in the first six months of 1998.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased by $514,000 or 41.9% to $1.7 million in the six months ended May 31, 1999 from $1.2 million in the six months ended May 31, 1998. Of this increase, $408,000 was due to the acquisitions of Troy XCD and Troy Telgate. Research and development expenses as a percentage of net sales increased to 7.4% in the first six months of 1999 from 6.7% in the first six months of 1998.

    OPERATING INCOME. As a result of the above factors, operating income increased by $607,000 or 20.8% to $3.5 million in the six months ended May 31, 1999 from $2.9 million in the six months ended May 31, 1998. Operating income as a percentage of net sales decreased to 15.0% in the first six months of 1999 from 15.9% in the first six months of 1998.

    INTEREST EXPENSE. Interest expense increased by $93,000 to $162,000 in the six months ended May 31, 1999 from $69,000 in the six months ended May 31, 1998. This increase was due to increased borrowings under our line of credit and term debt.

    INCOME TAXES. Income taxes increased to $1.3 million in the six months ended May 31, 1999 from $43,000 in the six months ended May 31, 1998. This increase resulted when Troy and Troy Systems terminated their S corporation tax elections as of October 30, 1998 and were thereafter taxed as C corporations. After giving effect to the pro forma adjustments, income taxes as a percentage of pretax income was 40% for both periods.

FISCAL YEAR ENDED NOVEMBER 30, 1998 COMPARED TO FISCAL YEAR ENDED NOVEMBER 30,
  1997

    NET SALES. Net sales were $35.8 million for the fiscal year ended November 30, 1998. Net sales of output enhancement products were $35.4 million. Net sales of connectivity products for the period were $352,000 as of the result of the October 30, 1998 acquisition of Troy XCD. Net sales increased by $2.3 million or 7.0% from $33.4 million in the fiscal year ended November 30, 1997. This increase was due primarily to a $2.5 million increase in sales of our laser printers, a $1.9 million increase in sales of our proprietary imaging supplies, and to a lesser extent to an $800,000 increase in sales of our services and print server software, firmware and hardware. These increases were partially offset by a $2.8 million decrease in sales of our impact printers. Net sales were not significantly effected by price changes.

    COST OF GOODS SOLD. Cost of goods sold increased by $1.9 million or 9.7% to $21.5 million in the fiscal year ended November 30, 1998 from $19.6 million in the fiscal year ended November 30, 1997. This increase was primarily due to increased net sales. Cost of goods sold as a percentage of net sales increased to 60.1% in fiscal 1998 from 58.6% in fiscal 1997.

    GROSS PROFIT. As a result of the above factors, gross profit increased by $425,000 or 3.1% to $14.3 million in the fiscal year ended November 30, 1998 from $13.8 million in the fiscal year ended November 30, 1997. This increase was primarily due to increased net sales partially offset by the effect of the decline in sales of our impact printers which yielded a higher gross margin. Gross profit as a percentage of net sales decreased to 39.9% in fiscal 1998 from 41.4% in fiscal 1998.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses decreased by $228,000 or 3.4% to $6.4 million in the fiscal year ended November 30, 1998 from $6.6 million in the fiscal year ended November 30, 1997. Selling, general and administrative expenses as a percentage of net sales decreased to 17.9% in fiscal 1998 from 19.8% in fiscal 1997. This decrease was due primarily to renovation costs incurred during 1997.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased by $25,000 or 1.0% to $2.5 million in the fiscal year ended November 30, 1998 from $2.5 million in the fiscal year ended November 30, 1997. Research and development expenses as a percentage of net sales decreased to 7.1% in fiscal 1998 from 7.5% in fiscal 1997.

    PURCHASED IN PROCESS RESEARCH AND DEVELOPMENT. During the fourth quarter of 1998, we incurred a one time charge associated with the acquisition of Troy XCD of $857,000. This charge was to expense purchased in process research and development that had not reached technological feasibility and had no alternative future uses.

    Troy XCD's network connectivity products include print server firmware, hardware and a software-only solution. These products enable computer systems to distribute and output information across distributed computing environments. Troy XCD's network connectivity products are recognized worldwide for supporting a large number of protocols and network operating systems. As a result, they are well suited for enterprises that have deployed many different kinds of networks, computers and operating systems over wide geographic areas.

    Troy XCD's current Internet connectivity product, PrintraNet, is a software and firmware solution that enables a user at one location to print to another location over the Internet. PrintraNet offers a number of advantages, including lower cost and higher quality than fax transmissions, and eliminates sofware compatibility issues associated with e-mail. Troy XCD's Internet connectivity products under development will be designed to enable output devices, including currently installed printers manufactured by Hewlett-Packard, IBM, Lexmark and Xerox, to communicate over the Internet regardless of the sending device's protocol. In addition, Troy XCD will provide multi-protocol solutions to these and other output device manufacturers and end users to allow new output devices to communicate over the Internet. We believe that Troy XCD will have significant competitive advantages in this market because they were one of the first to develop Internet printing technology and have extensive protocol experience.

    On October 30, 1998, Troy XCD had 16 in-process research and development projects. These projects included the development of hardware, software and firmware for interface cards, print servers and remote Internet printing. We valued each of these projects using an income approach methodology. A number of factors were used to determine value including the assignment of probability to the projected product revenue streams, estimated gross margin contributions and estimated stage of completion. Of these 16 projects, four accounted for over 95% of the value assigned to the in-process research and development. A summary of these projects is as follows:

                                                                                                          IN-PROCESS
                                                                              ESTIMATED    ANTICIPATED   RESEARCH AND
                                                                    COSTS      COST TO     COMPLETION     DEVELOPMENT
   PROJECT NO.     NATURE                                          INCURRED    COMPLETE       DATE           VALUE
-----------------  ---------------------------------------------  ----------  ----------  -------------  -------------
            1      Ethernet interface card......................  $  143,000  $   13,000      Dec. 1998   $   453,000
            2      Print server hardware and firmware...........      26,000       9,000     March 1999       254,000
            3      Data products firmware.......................      53,000      31,000     Sept. 1999        63,000
            4      Internet firmware and software...............      90,000     130,000      Dec. 1999        66,000
            5      Others, twelve projects......................     Various     Various        Various        21,000
                                                                                                         -------------
                                                                                                          $   857,000
                                                                                                         -------------
                                                                                                         -------------

    In-process research and development projects are time consuming and difficult to complete. As of the acquisition date, the estimated remaining costs to bring the projects under development to technological feasibility were approximately $400,000. These outlays are expected to occur over a period of approximately thirteen months following the acquisition. There is substantial risk associated with the completion of each project, and there is no assurance that each research and development project will yield either technological functionality or commercial success. Furthermore, as is common to research and development efforts, Troy XCD has previously experienced developmental setbacks where the time required to fully develop critical technology driven steps and to complete reliability testing have been underestimated. If the research and development projects are not completed as planned, they will neither satisfy the technological requirements of a rapidly changing market nor be cost effective.

    The following is a description of the significant research and development projects that were under development at the acquisition date:

    PROJECT NUMBER 1. Troy XCD was in the process of developing an Ethernet interface card with features including graphical interface, custom e-mail filter for Internet printing and multi-language management utility support. Troy XCD was completing the graphical interface and debugging the Ethernet interface card. Once completed, various regulatory approvals will be required.

    PROJECT NUMBER 2. Troy XCD was in the process of developing print server hardware and firmware for a Hewlett-Packard family of EIO printers which will support DEC LAT and Banyan VINES protocols. The design, layout and testing of the printed circuit board needed to be completed.

    PROJECT NUMBER 3. Troy XCD was in the process of developing modification features for project number 1, the Ethernet interface card, including specific virtual printer functions and status commands, pass-through functions for control files and programming via the PCI bus. This product was at an untested prototype stage.

    PROJECT NUMBER 4. Troy XCD was in the process of developing firmware and software that would allow remote Internet printing with increased levels of print quality and color. Troy XCD was in the process of developing new security and printing protocols.

    As noted above, the projects in development as of the acquisition date are expected to reach technological feasibility over the thirteen-month period subsequent to that date. Cash flows from the sale of products incorporating these technologies are expected to commence in fiscal 1999 and are forecasted using a product life cycle approach. The low end of the range of estimated future revenues was used to project future cash flows.

    In estimating gross margins, we considered historical gross margin levels, budgeted gross margin levels and estimated margins of unique projects. The margins reflect historical experience and are expected to diminish over the product life cycle. Future selling, general and administrative expense expectations also reflect historical experience, adjusted to reflect the specific economics of each project. Research and development costs were included in the valuation of the in-process research and development projects based upon the estimated project completion costs and historical experience.

    The expected operating margins for the in-process research and development were reduced for charges for working capital employed and core technology charges. The core technology charges represent an implied royalty charge that quantifies the cost to the in-process technology for its utilization of the developed or "core" technology.

    In addition to contributory asset and core technology assessments, the in-process research and development cash flow assumptions explicitly exclude any contribution from research and development efforts remaining to be completed as of the acquisition date. The relative contribution of completed research and development efforts was assessed based upon several factors. These factors include the development costs incurred to date, relative time spent on the projects, the associated risks and an analysis of each of the primary tasks completed versus the tasks required to complete the efforts. As of the acquisition date, the individual in-process research and development projects were approximately 15% to 90% complete.

    The free cash flows, net of the various charges discussed above, generated by the in-process technologies in future periods were discounted to their net present value by applying appropriate discount rates. The estimated future cash flows were discounted for the cost of money at rates ranging from 10% to 16%, depending on the level of risk associated with a particular technology and the current return on investment requirements of the market. These discount rates reflect "risk premiums" of 0% to 60% over the 10% weighted average cost of capital and were calculated using a capital asset pricing model. An additional discount rate was applied for probability risk and project completion uncertainty.

    There have been no events or changes in circumstances through the date of this prospectus that suggest that our valuation assumptions were not reasonable. Troy XCD has continued to develop the in-process technologies and anticipates deploying these technologies in end-products in a timeframe and manner consistent with the valuation projections.

    OPERATING INCOME. As a result of the above factors, operating income decreased by $229,000 or 4.9% to $4.5 million in the fiscal year ended November 30, 1998 from $4.7 million in the fiscal year ended November 30, 1997. Operating income as a percentage of net sales decreased to 12.5% in fiscal 1998 from 14.1% in fiscal 1997, primarily as a result of the in process research and development charge.

    INTEREST EXPENSE. Interest expenses decreased by $161,000 to $101,000 in the fiscal year ended November 30, 1998 from $262,000 in the fiscal year ended November 30, 1997. This decrease was due to reduced borrowings under our line of credit, retirement of debt, and lower negotiated interest rates.

    INCOME TAXES. Income taxes decreased by $105,000 to a credit of $(70,000) in the fiscal year ended November 30, 1998 from $35,000 in the fiscal year ended November 30, 1997. When Troy and Troy Systems terminated their S corporation elections on October 30, 1998, we recorded a net deferred tax asset of $103,000. This was done by recording a credit to income tax expense for temporary differences between the reported amounts of assets and liabilities and their tax bases. We expect that our effective combined federal and state tax rate will be approximately 40% of pretax income in future periods.

FISCAL YEAR ENDED NOVEMBER 30, 1997 COMPARED TO FISCAL YEAR ENDED NOVEMBER 30,
  1996

    NET SALES. Net sales increased by $5.3 million or 18.7% to $33.4 million in the fiscal year ended November 30, 1997 from $28.2 million in the fiscal year ended November 30, 1996. This increase was due primarily to a $3.9 million increase in sales of our proprietary imaging supplies, including significant initial stocking orders for a new customer, and to a lesser extent to a $1.7 million increase in sales of laser printers. This increase was offset slightly by a $403,000 decrease in sales of our impact printers and services. All of our net sales for the fiscal year ended November 30, 1997 were attributable to output enhancement products. Net sales were not significantly affected by price changes.

    COST OF GOODS SOLD. Cost of goods sold increased by $2.2 million or 12.6% to $19.6 million in the fiscal year ended November 30, 1997 from $17.4 million in the fiscal year ended November 30, 1996. This increase was primarily due to increased net sales partially offset by more favorable economies of scale, primarily in the manufacturing of our proprietary imaging supplies. Cost of goods sold as a percentage of net sales decreased to 58.6% in fiscal 1997 from 61.8% in fiscal 1996.

    GROSS PROFIT. As a result of the above factors, gross profit increased by $3.1 million or 28.7% to $13.8 million in the fiscal year ended November 30, 1997 from $10.8 million in the fiscal year ended November 30, 1996. This increase was also attributable to increased sales of higher speed laser printers, which tend to have more favorable margins. Gross profit as a percentage of net sales increased to 41.4% in fiscal 1997 from 38.2% in fiscal 1996.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $1.4 million or 26.5% to $6.6 million in the fiscal year ended November 30, 1997 from $5.2 million in the fiscal year ended November 30, 1996. Of this increase, approximately $628,000 was due to additional compensation for sales, marketing and management personnel and increased sales commissions. This increase was also due to new product introductions resulting from higher net sales, expenses associated with the renovation of our California and West Virginia facilities and an increase in rental expense at our West Virginia facility. Selling, general and administrative expenses as a percentage of net sales increased to 19.8% in fiscal 1997 from 18.6% in fiscal 1996.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased by $480,000 or 23.5% to $2.5 million in the fiscal year ended November 30, 1997 from $2.0 million in the fiscal year ended November 30, 1996. Of this increase, approximately $205,000 was due to the addition of research and development personnel. In addition, we engaged in significant development activities relating to our higher speed laser printers and provided certain specialized impact printer services to one of our customers. Research and development expenses as a percentage of net sales increased to 7.5% in fiscal 1997 from 7.2% in fiscal 1996.

    OPERATING INCOME. As a result of the above factors, operating income increased by $1.2 million or 35.0% to $4.7 million in the fiscal year ended November 30, 1997 from $3.5 million in the fiscal year ended November 30, 1996. Operating income as a percentage of net sales increased to 14.1% in fiscal 1997 from 12.4% in fiscal 1996.

    INTEREST EXPENSE. Interest expense decreased by $99,000 to $262,000 in the fiscal year ended November 30, 1997 from $361,000 in the fiscal year ended November 30, 1996. This decrease was due to reduced borrowings under our line of credit and a lower negotiated interest rate.

    STATE INCOME TAXES. State income taxes decreased by $15,000 to $35,000 in the fiscal year ended November 30, 1997 from $50,000 in the fiscal year ended November 30, 1996.

BACKLOG

    We sell our products on a purchase order basis rather than through long-term contracts. Because we typically ship product within 30 days of order and customers may cancel or reschedule deliveries, we do not consider backlog to be a reliable indicator of future financial results.

COMPLIANCE WITH YEAR 2000

    Many computer systems and applications were historically designed to use two-digit date fields to designate a year. As a result, date-sensitive computing systems may recognize the year 2000 as 1900, or not at all, which may cause systems to incorrectly process financial and operational information.

    Our potential areas of exposure to this so-called Year 2000 problem include our products, our own internal information technology, or "IT" systems and other "non-IT systems" having embedded technology or software, such as manufacturing equipment and mechanical and telephone systems. Year 2000 issues may also affect the business and operations of our vendors, customers and other business partners.

    STATE OF READINESS. In response to the Year 2000 problem, we are currently reviewing all of our areas of potential exposure. The following summarizes our progress to date:

    - All of our current products and products under development have been reviewed and are believed to be Year 2000 compliant.

    - We are currently reviewing the internal IT systems of Troy XCD with the assistance of an outside consultant and expect to complete the review in July 1999. A prior review of Troy's internal IT systems indicated that our internal accounting systems are Year 2000 compliant, and that certain network server software programs are not Year 2000 compliant and will need to be replaced or upgraded. We expect to replace this software by July 1999. Certain of our PC's which were non-compliant have already been replaced.

    - We have evaluated the Year 2000 compliance of our material vendors, distributors and other significant business partners and believe that they have achieved or will achieve Year 2000 compliance on a timely basis.

    COSTS. We do not separately track our internal Year 2000 costs such as personnel time spent on Year 2000 matters, but believe that they have been immaterial to date. Our external costs to date have been less than $30,000. This amount includes the fees and expenses of our outside consultant and the cost of replacing non-compliant PC's. Although we have not completed our assessment of all of our internal IT and non-IT systems, the information that we have been provided to date leads us to believe that additional costs to identify and remediate potential Year 2000 problems, including the required network server software replacement are not expected to exceed $20,000. We also do not expect that our Year 2000 identification and remediation efforts will cause a significant diversion of the efforts of our employees or management away from other duties or information technology initiatives. We cannot assure you, however, that our further assessment will not identify Year 2000 problems requiring significant cost or efforts to remediate or that we will not encounter unforeseen difficulties or expense in obtaining Year 2000 solutions.

    RISKS. Based upon our current information, we believe that our most reasonably likely, worst case scenario as a result of the Year 2000 problem is the risk that one or more of our significant vendors, customers or business partners will not be Year 2000 compliant and that we fail to determine or react to their Year 2000 problem on a timely basis. If the operations of any of our significant vendors, customers or other business partners are disrupted due to the Year 2000 problem, and we are unable to develop and implement an effective contingency plan, our ability to purchase adequate supplies of raw materials, manufacture, distribute and receive payment for our products, or to otherwise carry on essential activities could be materially adversely impacted. Although we have assessed the Year 2000 readiness of these third parties and believe that they are or will be Year 2000 compliant, we cannot assure you that we have indentified all Year 2000 risks related to these partners of that we can adequately plan around these risks.

    CONTINGENCY PLAN. To date, we have not developed any detailed contingency plans to address the risk that our material customers, vendors and other business partners do not become Year 2000 compliant, as we have not identified any current, material exposure to this risk. We have also not developed any detailed contingency plans to address any failure of our internal IT or non-IT systems to become Year 2000 compliant. To the extent that we identify third party or other Year 2000 compliance issues that cannot be addressed on a timely basis, we will seek to develop appropriate contingency plans in order to mitigate our risks.

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The following tables set forth our unaudited consolidated quarterly results of operations for each of the quarters in the fiscal years ended November 30, 1997 and 1998 and each of the three months ended February 28 and May 31, 1999. This quarterly information is unaudited, but has been prepared on the same basis as the audited consolidated financial statements and, in the opinion of our management, reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented when read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations for any quarter do not necessarily indicate the results that may be expected for any future period.

                                                                       THREE MONTHS ENDED
                                    -----------------------------------------------------------------------------------------
                                                           1997                                         1998
                                    --------------------------------------------------  -------------------------------------
                                      FEB. 28      MAY 31       AUG. 31      NOV. 30      FEB. 28      MAY 31       AUG. 31
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                                         (IN THOUSANDS)
Net sales.........................   $   8,826    $   8,286    $   7,479    $   8,843    $   8,928    $   9,394    $   9,456
Cost of goods sold................       5,290        4,933        4,249        5,125        5,358        5,398        5,681
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
Gross profit......................       3,536        3,353        3,230        3,718        3,570        3,996        3,775
Selling, general and
  administrative expenses.........       1,527        1,776        1,645        1,674        1,578        1,846        1,543
Research and development
  expenses........................         582          663          588          688          630          598          632
Purchased in process, research and
  development.....................          --           --           --           --           --           --           --
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
Operating income (loss)...........       1,427          914          997        1,356        1,362        1,552        1,600
Interest expense..................          58           70           59           75           39           30           22
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
Income (loss) before income taxes
  (credits).......................       1,369          844          938        1,281        1,323        1,522        1,578
Income taxes (credits)............          11            7            7           10           20           23           24
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income........................   $   1,358    $     837    $     931    $   1,271    $   1,303    $   1,499    $   1,554
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------


                                                         1999
                                                 --------------------
                                      NOV. 30     FEB. 28    MAY 31
                                    -----------  ---------  ---------

Net sales.........................   $   7,980   $  11,400  $  12,066
Cost of goods sold................       5,059       6,799      7,368
                                    -----------  ---------  ---------
Gross profit......................       2,921       4,601      4,698
Selling, general and
  administrative expenses.........       1,427       2,121      1,915
Research and development
  expenses........................         686         810        932
Purchased in process, research and
  development.....................         857          --         --
                                    -----------  ---------  ---------
Operating income (loss)...........         (49)      1,670      1,851
Interest expense..................          10          78         84
                                    -----------  ---------  ---------
Income (loss) before income taxes
  (credits).......................         (59)      1,592      1,767
Income taxes (credits)............        (137)        637        697
                                    -----------  ---------  ---------
Net income........................   $      78   $     955  $   1,070
                                    -----------  ---------  ---------
                                    -----------  ---------  ---------

                                                                 AS A PERCENTAGE OF NET SALES
                                   -----------------------------------------------------------------------------------------
                                                          1997                                         1998
                                   --------------------------------------------------  -------------------------------------
                                     FEB. 28      MAY 31       AUG. 31      NOV. 30      FEB. 28      MAY 31       AUG. 31
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net sales........................       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%
Cost of goods sold...............        59.9         59.5         56.8         58.0         60.0         57.5         60.1
                                        -----        -----        -----        -----        -----        -----        -----
Gross profit.....................        40.1         40.5         43.2         42.0         40.0         42.5         39.9
Selling, general and
  administrative expenses........        17.3         21.5         22.0         18.9         17.7         19.6         16.3
Research and development
  expenses.......................         6.6          8.0          7.9          7.8          7.1          6.4          6.7
Purchased in process, research
  and development................          --           --           --           --           --           --           --
                                        -----        -----        -----        -----        -----        -----        -----
Operating income (loss)..........        16.2         11.0         13.3         15.3         15.2         16.5         16.9
Interest expense.................         0.7          0.8          0.8          0.8          0.4          0.3          0.2
                                        -----        -----        -----        -----        -----        -----        -----
Income (loss) before income taxes
  (credits)......................        15.5         10.2         12.5         14.5         14.8         16.2         16.7
Provision for income taxes
  (credits)......................         0.1          0.1          0.1          0.1          0.2          0.2          0.3
                                        -----        -----        -----        -----        -----        -----        -----
Net income.......................        15.4%        10.1%        12.4%        14.4%        14.6%        16.0%        16.4%
                                        -----        -----        -----        -----        -----        -----        -----
                                        -----        -----        -----        -----        -----        -----        -----


                                                          1999
                                                ------------------------
                                     NOV. 30      FEB. 28      MAY 31
                                   -----------  -----------  -----------
Net sales........................       100.0%       100.0%       100.0%
Cost of goods sold...............        63.4         59.6         61.1
                                        -----        -----        -----
Gross profit.....................        36.6         40.4         38.9
Selling, general and
  administrative expenses........        17.9         18.6         15.9
Research and development
  expenses.......................         8.6          7.1          7.7
Purchased in process, research
  and development................        10.7           --           --
                                        -----        -----        -----
Operating income (loss)..........        (0.6)        14.7         15.3
Interest expense.................         0.1          0.7          0.7
                                        -----        -----        -----
Income (loss) before income taxes
  (credits)......................        (0.7)        14.0         14.6
Provision for income taxes
  (credits)......................        (1.7)         5.6          5.7
                                        -----        -----        -----
Net income.......................        1.0%          8.4%         8.9%
                                        -----        -----        -----
                                        -----        -----        -----

LIQUIDITY AND CAPITAL RESOURCES

    Our primary source of liquidity has been through cash generated from operations and borrowings under our revolving credit facility and term loans.

    Cash flows used in operating activities were $38,000 in the six months ended May 31, 1999 compared to $1.7 million provided by operating activities in the six months ended May 31, 1998 and $4.6 million in the fiscal year ended November 30, 1998. The cash flows used in operating activities in the six months ended May 31, 1999 were comparatively lower than in fiscal 1998 due primarily to increases in accounts receivable and inventories and a decrease in accrued expenses and accounts payable. The receivable increase resulted primarily from higher sales in 1999. The increase in inventories resulted primarily from increased levels to meet anticipated sales. The decrease in accrued expenses is primarily the result of payment of an assumed compensation liability to the employees of Troy XCD.

    Cash flows used in investing activities were $908,000 in the six months ended May 31, 1999 compared to $279,000 in the six months ended May 31, 1998 and $3.4 million in the fiscal year ended November 30, 1998. Fiscal 1998 included higher than historical levels of equipment and leasehold improvement purchases and included approximately $1.6 million for the acquisition of Troy XCD. For the balance of the fiscal year ending November 30, 1999, we plan to spend approximately $300,000 on additional purchases of equipment.

    Cash flows provided by financing activities were $680,000 in the six months ended May 31, 1999 compared to cash flows used in financing activities of $1.5 million in the six months ended May 31, 1998 and $1.0 million in the fiscal year ended November 30, 1998. Fiscal 1998 included approximately $3.4 million of S corporation distributions and net additional borrowings of approximately $2.4 million. For the balance of the fiscal year ending November 30, 1999, we plan to pay down approximately $4.3 million of debt from the proceeds of the offering. See "Use of Proceeds" on page 12.

    We currently have two bank term loans and a revolving line of credit. One of these term loans had an outstanding balance of approximately $397,000 as of May 31, 1999. This term loan currently bears interest at a rate of 7.75% and matures on November 1, 2000. The other term loan had an outstanding balance of approximately $2.7 million as of May 31, 1999 and currently bears interest at a rate of 8.25%. This second term loan matures on November 1, 2003. Our revolving line of credit had an outstanding balance of approximately $1.2 million as of May 31, 1999 and currently bears interest at a rate of 7.50%. The revolving line of credit has no expiration date. Under the line of credit, we are permitted to borrow 80% of eligible accounts receivable and 50% of eligible inventories (up to a maximum of $2.5 million for eligible inventories). As of May 31, 1999, the amount available under the line of credit was approximately $3.5 million. See "Use of Proceeds" on page 12.

    We believe that cash generated by operating activities, the net proceeds from the offering and funds available under our credit facility will be sufficient to finance our operating activities for at least the next 12 months. To the extent that the funds generated from these sources are insufficient to finance our operating activities, we would need to raise additional funds through public or private financing. We cannot assure you that additional financing will be available on terms favorable to us, or at all.

RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1997, the FASB issued SFAS No. 130 REPORTING COMPREHENSIVE INCOME, and SFAS No. 131 DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 130 requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources; and SFAS No. 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Adoption of these statements will not impact our financial position, results of operations or cash flows and any effect will be limited to the form and content of our disclosures. Both statements are effective for fiscal years beginning after December 15, 1997, with earlier application permitted.

    In October 1997, the Accounting Standards Executive Committee issued Statement of Position (SOP) 97-2, SOFTWARE REVENUE RECOGNITION. SOP 97-2 provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. The SOP is effective for transactions entered into in fiscal years beginning after December 15, 1997. Our management does not believe the adoption of SOP 97-2 will have a material effect on our consolidated financial statements.

    In June 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. The new standard is effective for fiscal years starting after June 30, 1999 and is not expected to have a material impact on our consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    Market risk is the risk of loss to future earnings, to fair values or to future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, exchange rates, commodity prices, equity prices and other market changes. Market risk is attributed to all market risk sensitive financial instruments, including long term debt.

    We do not engage in trading activities and do not participate in foreign currency transactions or utilize derivative financial instruments. Accordingly, our exposure to market risk is through our bank debt which bears interest at variable rates. The debt consists of two term loans and a revolving line of credit. The term loans require monthly principal payments of $75,000. All borrowings bear interest based upon the reference rate per annum as announced by the bank (7.75% at May 31, 1999). Based upon the balance of the bank debt at May 31, 1999, an immediate and sustained increase in the reference rate of 1% would cause our annual interest expense to increase by approximately $48,000. See Note 7 beginning on page F-14 in the notes to our consolidated financial statements.

                                    BUSINESS

OVERVIEW

    We are a leading worldwide provider of enterprise output solutions that enable organizations to electronically transmit and output information across distributed computing environments. Our solutions consist of connectivity and output enhancement products that are compatible with most operating systems and protocols. Our connectivity products include software, firmware and hardware that enable output devices such as printers and fax machines to better communicate over networks and the Internet. Our output enhancement products include software, firmware, hardware and imaging supplies that enhance the functionality of these output devices. Our products and solutions reduce costs, decrease processing time, enhance data integrity, provide security and allow companies to facilitate e-commerce and better manage business processes.

    Our products have been adopted in a wide variety of industries, including telecommunications, financial services, computer hardware, automotive, personnel and others. We have more than 4,300 active customers and have sold our products in 55 countries. Our customers include companies such as AT&T Corporation, BankAmerica Corporation, Brother Industries, Eastman Kodak, Farmer's Insurance Group, Ford Motor Company, IBM, Manpower, State Farm Insurance and Wells Fargo & Company. We market our products to Fortune 1000 companies through a direct sales force and to other businesses through our network of distributors and value-added resellers. Since 1993, we have had a strategic relationship with Hewlett-Packard, covering development and marketing of our output enhancement products. This relationship has evolved to include our network and Internet technology. We also have strategic relationships with ADP, IBM, Standard Register and Wind River.

INDUSTRY

    In today's increasingly competitive market, an organization's ability to make effective business decisions and respond to customers' ever increasing demands depends to a large extent upon its ability to rapidly collect, organize and distribute information. Information and documents regularly distributed by businesses include checks, income statements, budgets, sales forecasts, invoices, inventory listings, payroll reports, portfolio statements and packing slips.

    Historically, most of this information was created using legacy computer systems, printed and typically delivered to users through physical means such as facsimiles, hand deliveries, inter-office mail and the postal service. However, over the past decade, there has been a dramatic migration of critical corporate information from mainframe computer systems to distributed computing environments. This shift has been driven largely by the widespread emergence and adoption of enterprise software applications, networks and the Internet. Although many enterprise software applications include basic reporting functionality, they generally do not adequately address an enterprise's need to electronically transmit and output information across distributed computing environments.

    The emergence and adoption of networks and the Internet is also changing the way organizations generate and distribute information. Technologies are now available to effectively distribute information electronically to multiple end users both within and outside an organization. In addition, many organizations are now looking for entirely new output solutions that enable distribution of information to any number of output devices using the Internet. Due to this fundamental shift in the way corporations store and manage data, IT departments are now faced with the challenge of providing users with secure access to business information residing in a broad range of distributed and fragmented systems.

    Today, organizations have the ability to deliver information through a variety of mediums, including printers, fax machines and e-mail.

    Traditional information distribution uses a print-and-distribute approach whereby documents are printed, copied and physically distributed. This process is inefficient, labor intensive, expensive and has security risks. Often, the blank forms needed in this process are purchased from a commercial printer and never used.

    Faxing is another common method for remote information distribution. The general quality and reliability of fax machine output has become inadequate for today's business requirements. For example, a fax transmission of a photograph is slow, has low resolution and does not offer color as a finishing option. In addition, fax transmissions rely on the use of often expensive telecommunications services.

    E-mail is a rapidly growing method for remote information distribution. However, e-mail often presents software incompatibilities and can be time consuming. In addition, e-mailed documents can be easily altered which may present significant security issues.

    To address the shortcomings of these methods, we believe that organizations are seeking a unifying technology strategy that enables disparate devices to efficiently send information over networks and the Internet for high quality output by a wide range of output devices. Recently, Hewlett-Packard has developed a comprehensive solution for distributing input from a broad range of intelligent devices to compatible output devices. This solution, based upon their JetSend protocol, allows JetSend enabled devices to transmit information over the Internet for output on JetSend enabled output devices. In addition, the Internet Engineering Task Force is in the process of adopting a related protocol that is also intended to unify many disparate input and output devices so that the Internet can be the universal transmission medium. There are also efforts underway by major facsimile manufacturers to develop a common protocol to enable facsimile machines to transmit and receive information over the Internet. To date, however, there is no universal Internet output protocol.

    Another significant area of change is the improved capabilities of laser printers. Today, inexpensive laser printers have the ability to print most common business documents. However, standard laser printers do not have the capability to produce unique output such as financial documents. Unlike purchase orders and invoices, financial document printing presents a number of challenges. Perhaps the most significant is the printing of MICR lines, the unique characters on the bottom of a check. The MICR line is printed with a magnetic ink or toner that when magnetized emits a magnetic signal that identifies each unique character. If the shape and/or the magnetics of the characters do not meet specified standards, the banking system will reject the document, which will then require costly manual handling. Due to the difficulties in printing high quality MICR lines, the printing of financial documents was historically done by third party commercial printers. Although today's laser printers are capable of high quality output, they cannot print MICR lines without customized software and specialty toners.

    Another recent trend is the rapid rise in e-commerce. To date, businesses and consumers have generally used credit cards as the primary method of payment in e-commerce transactions. Most online merchants have very limited or no options for those purchasers who desire to pay for goods and services by check. Even when payment by check is permitted, a purchaser must send the check, which then must clear through the banking system before the goods or services are received. This process often takes 7-10 days. As a result, online merchants are not able to offer their customers the same level of convenience and payment options available in traditional stores.

    Due to the shortcomings of traditional information distribution methods, we believe that there is a need for enterprise output solutions that allow organizations to electronically transmit and output information across distributed computing environments.

TROY SOLUTION

    Our software, firmware, hardware and imaging supplies are designed to address the critical information distribution and output requirements of enterprises and end users. Our products are designed to provide the following benefits:

    BROADEST NETWORK PROTOCOL SUPPORT & SOFT PRINT SERVER. Our network connectivity products are recognized worldwide for supporting a large number of protocols and network operating systems. With our technologies, enterprises are able to electronically transmit and output information across distributed computing environments. Our connectivity products support Windows NT and UNIX, in addition to legacy systems such as Digital Equipment Corporation VAX computers, Banyan VINES networks, HP 3000 computers and IBM AS/400 computers. In addition, we are continuing to develop the soft print server. Our soft print server will allow printer manufacturers and other OEM customers to significantly reduce manufacturing costs by incorporating networking capabilities directly in the processor on their printer controller, rather than requiring a separate processor, memory and interface logic. Our soft print server runs on printers with Wind River Vx Works, a commonly used embedded real-time operating system.

    INTERNET OUTPUT CAPABILITIES. Our existing Internet output capability, PrintraNet, allows a user at one location to print to another location over the Internet. Our Internet connectivity products under development will allow our customers' printers and fax machines to seamlessly receive documents over the Internet, regardless of the protocol used by the sending device. We believe that we will have significant competitive advantages in this market because we were one of the first to develop Internet printing technology and have extensive protocol experience.

    ADVANCED OUTPUT ENHANCEMENT SOLUTIONS. Our output enhancement products provide customers with functions not offered by most major original equipment manufacturers. Our technology enables standard laser printers to print MICR lines, graphics, barcodes and forms. It also enables a printer to perform other functions such as auditing, status checking and security. These features increase an enterprise's flexibility and customer service, eliminate costs associated with forms obsolescence and enhance document security. This technology works over networks and the Internet.

    PROPRIETARY IMAGING SUPPLIES. We are recognized by our customers as a high quality developer and manufacturer of proprietary imaging supplies. Our imaging supplies are formulated for specific output devices. As new output devices are developed, our chemical engineers combine their expertise with our advanced research and development equipment to design proprietary formulations. Our imaging supplies are then produced in a sophisticated, computerized manufacturing facility. We are the only authorized MICR toner manufacturer for Hewlett-Packard LaserJet printers and are the only authorized MICR toner manufacturer for the IBM 3900 and InfoPrint 4000 family of high-speed laser printers. The majority of our output enhancement products require our proprietary imaging supplies.

    E-COMMERCE CHECK PAYMENT SOLUTIONS. By combining our MICR enhanced distributed output solutions with our Internet software, we are currently developing technology that will offer the capability to print a MICR encoded check remotely, including over the Internet. This check will have all of the same attributes of a traditional check and will be presented by a merchant through normal banking channels. We believe that this capability will offer us a significant new growth opportunity due to the rapid rise in e-commerce and the limited payment methods available to today's e-commerce consumer. Our integrated solution will allow e-commerce consumers to pay for goods and services with a check in a similar manner and with comparable speed and security as is available for credit cards.

BUSINESS STRATEGY

    Our objective is to be a leading worldwide provider of enterprise output solutions. Our strategy for achieving this objective includes:

    ACCELERATING THE DEVELOPMENT AND MARKETING OF OUR INTERNET PRODUCTS. We believe that the Internet will play a significant role in future commerce. We intend to focus significant technical effort toward the development of Internet output solutions. We also intend to focus on developing and marketing our e-commerce check payment solution. By building on our current product lines and utilizing our expertise in managing various protocols, we believe that we will have significant competitive advantages in this market.

    INTRODUCING AND ENHANCING PRODUCTS THROUGH RESEARCH AND DEVELOPMENT. We achieved a leadership position in network solutions and our output enhancement solutions by investing in research and development, introducing higher quality products and focusing on satisfying the needs of both our OEM customers and end users. We intend to continue to invest in research and development to enhance our current technologies and introduce new products.

    EXPANDING AND SEEKING NEW OEM RELATIONSHIPS. We intend to aggressively expand existing and seek new OEM relationships. We intend to expand our relationships with Hewlett-Packard, IBM, Brother and Standard Register by developing solutions that support their products. We believe that this strategy provides us with the opportunity to expand our market share and maintain and enhance our technological position and expertise.

    ACQUIRING RELATED BUSINESSES, PRODUCTS AND TECHNOLOGIES. A significant aspect of our growth strategy has been the acquisition of complementary businesses in order to achieve market presence, increase our customer base and expand our product offerings to our customers and business partners. We intend to acquire businesses or license products and technologies in the Internet and network output solutions market. We currently have an experienced team, both internal and external, executing and implementing our acquisition strategy.

    LEVERAGING STRATEGIC ALLIANCES. We currently partner with various software, firmware and hardware companies that offer solutions which assist us in meeting our customers' enterprise output needs. We intend to continue to aggressively pursue new strategic alliances that we believe will enable us to enter new markets, expand our channels of distribution and enhance our product and service offerings. We currently have management resources dedicated to developing strategic alliances.

    EXPANDING DISTRIBUTION CHANNELS TO INCREASE OUR FOCUS ON SELLING TO SMALL AND MID-SIZE BUSINESSES. We believe that an increasing number of small and mid-sized businesses will begin to use networks, the Internet and advanced output solutions to facilitate their business needs. We intend to continue to expand our distribution channels to increase our sales to these businesses.

CURRENT PRODUCTS AND SERVICES

    Our current product offerings consist of connectivity and output enhancement solutions.

    CONNECTIVITY SOLUTIONS

    We offer a wide range of products that allow output devices to better communicate over networks and the Internet. Our major product lines include:

    PRINT SERVERS. Our print servers enable printers, plotters and other output devices to be shared by many different kinds of computers on a network. Our print servers are recognized worldwide for supporting a large number of protocols and network operating systems. This support makes our print servers especially well-suited to enterprise networks that have deployed many different kinds of computers and network operating systems over a wide geographic area.

    INTERNET OUTPUT SOLUTIONS. Our current Internet output product, PrintraNet, is a software and firmware solution that enables a user at one location to print to another location over the Internet. PrintraNet requires PrintraNet software and firmware on both the sending and receiving device. Our
Internet products under development are designed to enable output devices to communicate over the Internet regardless of the sending device's protocol.

    OUTPUT ENHANCEMENT SOLUTIONS

    MICR SOLUTIONS. We offer three levels of high-quality MICR solutions based on laser technology. Our laser solutions range in print speeds from 8 to 40 pages per minute and combine laser-quality business documents with high-quality MICR. We have a value-priced line of font and toner kits that provide a high-quality MICR solution on a user's existing Hewlett-Packard LaserJet. Our font and toner kits upgrade a laser printer to accommodate MICR encoding, and store custom logos, signatures and MICR fonts on the printer.

    At the mid-level, we offer a new line of basic MICR printers combining all the features and quality of a laser printer. We install these check printing capabilities at our manufacturing facility. These value-priced, mid-level MICR solutions are for customers who have printing requirements that include business documents combined with checks. These printers are also ideal for check producers who maintain secure operating environments and do not need printer security features.

    Our most advanced MICR printers incorporate added security features such as built-in MICR sensors, password protection, keylocks and other important security features. This high quality line of MICR printers is ideal for customers who require a more dedicated and fully secure check printing solution.

    We also offer one high-speed MICR solution based on impact technology. Our impact MICR printers are designed to run in tandem with large, very high speed laser printers manufactured by IBM and Xerox.

    For those customers whose software does not support MICR printing, we also offer our own MICR software solution. This solution is currently offered as a part of our strategic relationship with Hewlett-Packard as a PeopleSoft Alliance Solution Center partner and enables PeopleSoft users to distribute and print financial documents.

    IMAGING SUPPLIES. Both our laser and impact printing solutions require our ongoing imaging supplies, sales of which represent the largest portion of our revenue. Our laser systems require toner cartridges while our impact systems require MICR ribbons for operation. We are the only authorized MICR toner manufacturer for Hewlett-Packard LaserJet printers and are the only authorized MICR toner manufacturer for the IBM 3900 and InfoPrint 4000 family of high-speed laser printers. In addition to our MICR toner and ribbons which support our printers, we also offer other toners, ribbons and accessories for use by other printing devices. These additional supplies include fluorescent and indelible ribbons, post-encoding equipment (used to add the amount information to checks prior to processing), jumbo rolls (large rolls of MICR ribbon, typically 42" wide, manufactured to precise specifications), standard toner (for selected manufacturers of printers and fax machines), paper handling accessories and check security paper.

    OUTPUT DEVICE ACCESSORIES. We have recently introduced our Paper Presenter. This unique printer accessory delivers a printed page to a convenient location for the user. Our Paper Presenter makes it possible to use a printer safely inside an enclosure with other computer equipment and still deliver a printed page outside the enclosure to the waiting user. This new product is ideal for kiosk setups, under the counter at a hotel, or in a locked enclosure at a bank teller station. Our Paper Presenter is compatible with both Hewlett-Packard LaserJets and our MICR printers and is easily installed.

PRODUCTS UNDER DEVELOPMENT

    Our connectivity and output enhancement products under development include:

    SOFT PRINT SERVER. The soft print server is a software-only product that incorporates the technologies of our other print servers. It is designed to allow printer manufacturers and other OEM customers to incorporate networking capabilities directly into the processor on their print controller. The soft print server runs on printers with Wind River Vx Works, a commonly used embedded real-time operating system. The soft print server reflects our emphasis on software products, and we expect to release it during the second half of 1999.

    ADVANCED INTERNET OUTPUT SOLUTIONS. Our Internet output products under development will be designed to enable output devices, including currently installed printers manufactured by Hewlett-Packard, IBM, Lexmark and Xerox, to communicate over the Internet regardless of the sending device's protocol. Such devices could potentially include printers, fax machines, scanners, copiers, digital cameras and more. For example, a scanner that uses Hewlett-Packard's JetSend protocol could send a document to a printer that uses another Internet printing protocol.

    E-COMMERCE CHECK PAYMENT SOLUTIONS. By combining our MICR enhanced distributed output solutions with our Internet software, we are currently developing technology that will offer the capability to print a MICR encoded check remotely, including over the Internet. This check will have all of the same attributes of a traditional check and will be presented by a merchant through normal banking channels. We believe that this capability will offer us a significant new growth opportunity due to the rapid rise in e-commerce and the limited payment methods available to today's e-commerce consumer. Our integrated solution will allow e-commerce consumers to pay for goods and services with a check in a similar manner and with comparable speed and security as is available for credit cards.

    OTHER OUTPUT ENHANCEMENT PRODUCTS. We also have audit function, barcoding and electronic forms enhancements in various stages of release. These enhancements will reside on the printer DIMM (dual in-line memory module). The DIMM is either bundled with the printer or sold separately. The audit features will monitor any check data printed, including the account on which the check is drawn, the amount of the check, and the check number and date. This feature allows for easy reconciliation, specific user monitoring, check authorization, batch run summaries and specific timeframe totals. The barcode feature will support UPC symbol barcodes as well as newer, intelligent barcode standards. These codes are considered "intelligent" barcodes because they are two-dimensional, compacting many times the amount of data of more simple barcodes in very limited space. Other output enhancement features include electronic forms. This feature stores forms on the DIMM resident on the printer. These stored forms decrease processing time and allow continued use of the forms, regardless of changes in application software.

CASE STUDIES

    The following case studies illustrate how two of our customers, State Farm Insurance and Automatic Data Processing, use our products to further their business objectives:

    STATE FARM specializes in selling and servicing personal line insurance products through nearly 16,500 agents for over 66.2 million policies in the United States and Canada. Starting in 1993, State Farm began using our financial document printing solutions to provide local payment capability. Our solutions significantly enhanced customer service and cash management while maintaining centralized financial control at State Farm's corporate headquarters. In addition, State Farm takes our financial document solutions on the road during major catastrophes (tornadoes, floods, hurricanes and other natural disasters) to quickly print out critical claims checks to their policyholders.

    AUTOMATIC DATA PROCESSING INC. (ADP) formed a strategic alliance with us in February 1997 to offer onsite, client-based payroll check printing for their 425,000 clients worldwide. ADP is recognized as one of the largest independent computing service organizations in the world. Two ADP software solutions work with our financial document printing solutions: PC/PAYROLL-TM-, which supports a "print-back" capability allowing payroll checks to be printed at the client site, and SOFTPAY-TM-, a PC software package linked to ADP's payroll and direct deposit services. Both ADP software programs in conjunction with our financial document printing solutions allow ADP's clients to issue checks on site. In addition to printing only at issuance time to better control funds, the benefits of in-house check printing include eliminating delays and deliveries for faster printing and distribution, and eliminating manual check writing to prevent errors, incorrect checks and bank charges.

SALES AND MARKETING

    We market products to Fortune 1000 companies through our direct sales force of 25 persons (20 domestically and five internationally) and market products to small and mid-size businesses primarily through our network of distributors and value-added resellers. We market our products internationally in 55 countries, primarily through a distributor network.

    We have more than 4,300 active customers, including financial institutions, insurance companies, payroll processing companies, corporations and government agencies. AT&T Corporation, BankAmerica Corporation, Brother Industries, Eastman Kodak, Farmer's Insurance Group, Ford Motor Company, IBM, Manpower, State Farm Insurance and Wells Fargo & Company are among our customers, each of whom purchased products during the last 12 months.

    We believe that an increasing number of small and mid-size businesses will begin to use networks and the Internet to facilitate their business needs. As a result, we have increased the number of sales and support staff dedicated to recruiting and training additional distributors and value-added resellers that can help address the needs of these types of businesses.

    We also intend to aggressively expand our existing OEM relationships and seek new relationships. We intend to expand our relationships with Brother, Hewlett-Packard, IBM and Standard Register by developing product solutions that support their products. We believe that this strategy provides us with the opportunity to expand our market share of products and maintain and enhance our technological position and expertise. We currently have management resources dedicated to recruiting and developing new OEM relationships.

    We promote our products through our web sites, trade shows, advertising and direct marketing materials as well as referrals from our strategic business partners, including Hewlett-Packard, IBM, ADP, Standard Register and Wind River.

    We offer technical support, maintenance and on-site services, portions of which are provided by third parties. We provide technical support through an 800 line from 7:00 AM to 5:00 PM (PST) and through our web-sites. We also provide on-site service through yearly maintenance contracts or on a time and material basis.

    In addition to our technical support, maintenance and on-site services, for over five years, we have maintained the MICR Technology Center, a research group dedicated to providing solutions for MICR document processing problems. Members of the testing facility for this research group have the ability to examine all aspects of the MICR printing process to pinpoint where improvements can be made and to ensure the highest quality MICR line.

STRATEGIC RELATIONSHIPS

    For over six years, we have maintained a strategic relationship with Hewlett-Packard in which we purchase Hewlett-Packard laser printers and modify and enhance the printers. We then repackage, relabel and sell the printers as MICR-enabled financial document printers under the Troy name. In addition, we are a member of Hewlett-Packard's Engineering Support Partner Group, a select group of third party solutions partners. As a member of this group, we work with Hewlett-Packard on architecture issues for new product development and with Hewlett-Packard's marketing group to implement joint marketing programs. We believe that our current relationship with Hewlett-Packard gives us a competitive advantage in marketing our products, primarily because of their reputation as the leading provider of laser printers throughout the world.

    Under a joint marketing relationship with IBM, we sell our impact MICR printers in conjunction with their high-speed laser printers. IBM also has an agreement with us to purchase all of its MICR toner requirements for the IBM 3900 and InfoPrint 4000 family of high speed laser printers.

    We are a Wind River, WindLink partner. Wind River is promoting our soft print server on its web site, in its third party catalog and with a datasheet. We have participated in the most recent Wind River international sales meeting and will do additional joint marketing activities with Wind River over the coming year.

    Our strategic alliance with ADP was formed to offer a printer and software solution for onsite, client-based payroll check printing to ADP's 425,000 clients worldwide. ADP is one of the largest independent computing service organizations in the world. ADP's payroll software is fully compatible with our MICR printers. We offer ADP-approved MICR laser printers, toll-free technical support, accessories, imaging supplies, product warranties and maintenance agreements.

    We are an OEM supplier to Standard Register. Standard Register is a recognized leader in delivering document management systems, products and services to healthcare, financial and general business markets. We private label MICR and multi-purpose printers for Standard Register to be used in conjunction with their various document management solutions including LINKUP-TM-, a check printing software system, and PATIENT LINKUP-TM-, a hospital admissions and document routing system.

    Our strategic alliance with Hewlett-Packard includes our appointment as a PeopleSoft Alliance Solution Center partner. PeopleSoft's Alliance Solution Center (ASC), located in their new Pleasanton headquarters, opened last year to develop global, enterprise-wide software solutions and services. One of the primary functions of the ASC is to execute joint research and development projects between Hewlett-Packard, PeopleSoft and other strategic partners such as Troy. Under our current agreement, we will provide MICR and multi-purpose printers and software which will enable PeopleSoft customers to print financial documents, barcodes, labels and standard business documents.

RESEARCH AND DEVELOPMENT

    We have assembled a highly trained staff of software, electrical, mechanical and chemical engineers. In addition, we invest significantly in highly sophisticated research and development equipment. As of May 31, 1999, we employed 44 persons in our research and development efforts.

    Our principal research and development activities consist of:

    - developing software and firmware solutions for connecting output devices to networks and the Internet;

    - developing e-commerce check payment solutions;

    - developing new products that provide solutions for our strategic business partners; and

    - creating proprietary imaging supplies.

    We seek customer feedback in the product design process in order to meet changing requirements and are committed to developing functional and integrated printing solutions in a rapid and efficient manner.

COMPETITION

    The market for our products is highly competitive and subject to rapid technological change. We currently compete principally on the basis of the quality, flexibility, convenience and security of our printing solutions. We believe that we compete favorably with respect to these factors as a result of:

    - the breadth of our products' features;

    - our knowledge, technical exposure and professionalism developed over time;

    - our strategic relationships; and

    - an historical commitment to quality.

    Although the prices of our products are generally higher than those of our competitors, we have been able to maintain these prices as a result of advanced technological features (including security), higher levels of quality and value-added services.

    CONNECTIVITY SOLUTIONS. The market for our network products is highly competitive and subject to rapid technological change. We currently compete principally on the basis of the extensive multiprotocol capabilities, functionality and high performance of our products. In the print server market, Intel, Osicom/DPI, Axis Communications, Emulex and Lantronix offer competing products that are suitable for multiprotocol enterprise network printing applications. There are many other commodity print servers, including very low-cost Taiwanese products, but such commodity print servers are not usually suitable for enterprise networks due to inadequate protocol support and features, limited customer support and low performance. Although Hewlett-Packard makes print servers, we do not generally consider them a direct competitor. This is because we are a Hewlett-Packard partner that provides the DEC and Banyan VINES connectivity solutions that are not available on Hewlett-Packard products. As a result, Hewlett-Packard often calls upon us to help them close printer sales at customer sites that require DEC or Banyan connectivity.

    To our knowledge, the only direct competitor for our new soft print server software-only print server product is Auco, a Redwood City, California-based software company. Other competition for soft print server are individual protocol stacks available from a number of companies and in the public domain, but such protocol stacks require a significant amount of additional software development by the OEM in order to provide similar functionality to soft print server.

    Both the multi-protocol Internet document distribution market and the e-commerce check payment market are just emerging. To our knowledge, there are currently no direct competitors. Because of the projected growth of this market, we will most likely experience increased competition in the future.

    OUTPUT ENHANCEMENT SOLUTIONS. The primary competitors in MICR are ACOM Computer, Inc., Delphax Systems, IBM, Lexmark International, Inc., Oce, Source Technologies and Xerox. We also compete with companies who provide a MICR font and toner solution without a printer. We believe that our current relationship with Hewlett-Packard gives us a competitive advantage in the MICR printing market primarily because of Hewlett-Packard's reputation as the leading provider of laser printers to companies throughout the world.

    IMAGING SUPPLIES. We compete in the toner and ribbon market primarily on the basis of quality and service. Color Image is our most significant competitor with respect to toner products. Our significant competitors with respect to ribbons are Nu-Kote International, Commander Imaging Products Inc. and Fuji Copian Corporation. We position ourselves with a pricing strategy that reflects our quality, reliability, precision of formulation and available customer support. Many small companies also offer remanufactured MICR cartridges that are typically lower priced but less reliable than new MICR cartridges such as those offered by us.

    We also have several indirect competitors that offer certain products as an alternative to financial document printing solutions, such as pre-printed checks, check printing services and electronic payment systems, outsourcing for payroll, on-line banking and payment systems for their clients. These companies tend to provide an alternative to internal printing of checks and other financial documents.

PATENTS AND PROPRIETARY RIGHTS

    We have certain proprietary printing system components, manufacturing processes, information, knowledge, trademarks and tradenames. We rely on a combination of patent, trademark, trade secret and other intellectual property laws, nondisclosure agreements with employees and internal confidentiality measures to protect our intellectual property rights and confidential information. We seek patents from time to time on our products and processes. The decision to seek additional patents is based on our analysis of various business considerations such as the cost of obtaining a patent, the likely scope of patent protection and the benefits of patent protection relative to relying on trade secrets and other protection. We also rely on know-how and continuing technological innovations to develop and maintain our competitive position.

    As of May 31, 1999, we held seven United States patents and one United Kingdom patent. Our existing patents primarily cover components of our impact printing systems. We have also filed applications for four additional United States patents which are currently pending. There can be no assurance that our issued patents will provide meaningful protection of our products and technologies. In addition, patent applications can be denied or significantly reduced before issuance. Moreover, there can be no assurance that third parties will not assert intellectual property infringement claims against us or that, if asserted, that we would prevail or be able to obtain any necessary licenses.

    We also rely on proprietary manufacturing processes and techniques, materials expertise and trade secrets applicable to the manufacture of our products. We believe that these proprietary rights may provide us with a competitive advantage as important, if not more important, than patent protection. We seek to maintain the confidentiality of this proprietary information by requiring employees who have access to proprietary information to sign confidentiality agreements and by limiting access by outside parties to such proprietary information. There can be no assurance, however, that these measures will provide us with adequate protection of our proprietary information or with adequate remedies in the event of unauthorized use or disclosure. In addition, there can be no assurance that our competitors will not independently develop or otherwise gain access to processes, techniques or trade secrets that are similar or superior to ours. Finally, as with patent rights, legal action to enforce trade secret rights can be lengthy and costly, with no guarantee of success.

ENVIRONMENTAL AND REGULATORY MATTERS

    Our operations are subject to numerous domestic and international laws and regulations, particularly relating to environmental matters that impose limitations on the discharge of pollutants into the air, water and soil and establish standards for the treatment, storage and disposal of solid and hazardous wastes. We are also required to have permits from a number of governmental agencies in order to conduct various aspects of our business. Compliance with these laws and regulations is not expected to have a material adverse effect on our capital expenditures, earnings or our competitive position. There can be no assurance, however, that future changes in environmental laws or regulations, or in the criteria required to obtain or maintain necessary permits, will not have a material adverse effect on our operations.

EMPLOYEES

    As of May 31, 1999, we employed approximately 175 persons. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages and consider relations with our employees to be good.

FACILITIES

    We currently lease approximately 37,000 square feet of space for our headquarters in Santa Ana, California. Our other facilities are located in Irvine, California where we lease approximately 14,000 square feet used by Troy XCD, in Coquitlam, British Columbia where we lease approximately 4,000 square feet used by Troy Telgate and in Wheeling, West Virginia where we lease approximately 77,000 square feet for a manufacturing facility. We consider our present facilities to be sufficient for our current operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTOR, DIRECTOR NOMINEES AND OTHER KEY EMPLOYEES

    The following table contains certain information about our executive officers and directors as of May 31, 1999:

NAME                                              AGE                                 POSITION
--------------------------------------------      ---      --------------------------------------------------------------
Patrick J. Dirk.............................          59   Chairman of the Board, sole Director, President and Chief
                                                           Executive Officer of Troy, Chairman of the Board and Chief
                                                           Executive Officer of Troy Systems International and Chairman
                                                           of the Board, Chief Executive Officer and sole director of
                                                           Troy XCD
Robert S. Messina...........................          49   Executive Vice President of Troy and President and Chief
                                                           Operating Officer of Troy Systems International
Brian P. Dirk(1)............................          35   Vice President and Director Nominee of Troy and Vice President
                                                           International Sales of Troy Systems International
Del L. Conrad...............................          53   Chief Financial Officer, Treasurer and Secretary of Troy and
                                                           Vice President, Chief Financial Officer and Secretary of Troy
                                                           XCD
Norman B. Keider(1)(2)......................          67   Director nominee
John B. Zaepfel(1)(3).......................          62   Director nominee
William P. O'Reilly(1)(2)...................          53   Director nominee
Gene A. Bier(1)(3)..........................          60   Director nominee
Dr. Harold L. Clark(1)......................          63   Director nominee

------------------------

(1) Will become a director upon completion of this offering.

(2) Member of the Compensation Committee upon completion of this offering.

(3) Member of the Audit Committee upon completion of this offering.

EXECUTIVE OFFICERS, DIRECTOR AND DIRECTOR NOMINEES

    PATRICK J. DIRK has been our Chairman of the Board, sole director, President and Chief Executive Officer since he co-founded Troy with his wife in May 1982. Mr. Dirk is also the founder, Chairman of the Board and Chief Executive Officer of Troy Systems International, and is the Chairman of the Board, Chief Executive Officer and sole director of Troy XCD. Since March 1984, Mr. Dirk has served as a director of Eltrax Systems, Inc., a managed network services company that provides communication products and services for enterprise wide networks. Mr. Dirk co-founded Eltrax in March 1984 and served as its Chairman of the Board from February 1995 until August 1995. From 1973 until 1982, Mr. Dirk was employed in various capacities by Kroy Inc., a manufacturer of automated lettering machines and related products, serving most recently as President and a director from 1980 to 1982. Mr. Dirk also serves as a member of the boards of directors and advisory boards of several private companies, none of which compete with Troy. Mr. Dirk devotes substantially all of his efforts to Troy and its subsidiaries.

    ROBERT S. MESSINA has been the Executive Vice President of Troy since April 1998 and the President and Chief Operating Officer of Troy Systems International since December 1996. From December 1995 through December 1996, Mr. Messina served as the Executive Vice President and General Manager of Troy Systems International and from July 1994 through December 1995 he served as its Vice President Sales and Marketing. From January 1992 through March 1994, he was the General Manager of Omninote, a division of Telautograph Corp., a network communications company.

    BRIAN P. DIRK has been our Vice President since May 1996. He was a member of our Board of Directors from that date until October 30, 1998. He will again become a Director upon the completion of this offering. Mr. Dirk's primary responsibility is Vice President of Business Development. His duties include managing our acquisition strategies and staff. Prior to this, he served as Vice President of International and Federal Government Sales. Since joining us in 1989, Mr. Dirk has held various training and management positions, including Director of Business Development, International Sales Manager, Special Projects Manager, Telesales Representative and Purchasing Agent. Mr. Dirk is the son of Patrick J. Dirk, our Chairman of the Board and Chief Executive Officer.

    DEL L. CONRAD has been our Chief Financial Officer, Treasurer and Secretary since April 1998 and also serves as Vice President, Chief Financial Officer and Secretary of Troy XCD. Mr. Conrad served as the Vice President of Finance and Administration of Troy Systems International from March 1995 to April 1998. From August 1991 to March 1995, he served as a consultant on mergers and acquisitions, bank financing and operations. From June 1981 to July 1991, Mr. Conrad was a partner with McGladrey & Pullen, LLP, a public accounting firm.

    DIRECTOR NOMINEES

    NORMAN B. KEIDER will become a director upon completion of this offering. Since August 1993, Mr. Keider has been a self employed management consultant. Mr. Keider served as a managing director of A.T. Kearney, an executive search consulting firm from January 1989 to August 1993. From April 1986 to January 1989, he was a partner with Keider-Zupsic Associates, an executive search consulting company. Mr. Keider also served as a partner for Arthur Young & Company, an accounting and consulting company from December 1979 to April 1986. From January 1978 to December 1979, he was a self employed consultant for acquisition searches. From December 1972 to January 1978, Mr. Keider was the President and Chief Executive Officer of Atlas Powder Company, a manufacturer of commercial explosives.

    JOHN B. ZAEPFEL will become a director upon completion of this offering. Since June 1991, Mr. Zaepfel has been a Managing Partner of the Zaepfel Group, a middle market consulting firm specializing in strategic facilitation and planning. Mr. Zaepfel has served as Chief Executive Officer of several companies. He currently serves as a director for ten companies including two publicly traded companies, RemedyTemp, Inc. and Pro-Dex, Inc. From January 1985 to May 1989, Mr. Zaepfel was the founder and Chief Executive Officer of CPG International, Inc., a manufacturer and marketer of fine art, graphic art, engineering, drafting and media supplies. From 1974 to 1984, Mr. Zaepfel was President and Chief Executive Officer of Chartpak and Pickett Industries, wholly-owned subsidiaries of Times Mirror. Mr. Zaepfel was General Manager of Chartpak, a division of Avery International from 1990 to 1993.

    WILLIAM P. O'REILLY will become a director upon completion of this offering. Mr. O'Reilly has been the Chief Executive Officer of Eltrax Systems, Inc. since January 1997. Mr. O'Reilly has also been the Chairman of the Board of Directors of Eltrax since August 1995 and a director of Eltrax since July 1995. For the past 15 years, Mr. O'Reilly has been a private investor and entrepreneur who has managed several business ventures. In 1989, Mr. O'Reilly formed a group of investors to acquire Military Communications Center, Inc., where he served as Chairman of the Board and Chief Executive Officer from 1989 to 1994. In 1986, Mr. O'Reilly founded Digital Signal, Inc., a provider of fiber optic capacity to long distance carriers in the telecommunications industry. Mr. O'Reilly served as Digital Signal's Chief Executive Officer from 1986 to 1989. In 1980, Mr. O'Reilly founded Lexitel Corporation, a long distance carrier that was subsequently acquired by ALC Communications, Inc., and served as its Chairman of the Board and Chief Executive Officer from 1980 to 1984. Mr. O'Reilly is also a director of two public companies, Charter Communications, Inc., a builder and operator of international communication networks which provides voice, video and data services, and World Access, Inc., a value added reseller of telecommunications equipment.

    GENE A. BIER will become a director upon completion of this offering. Since 1987, Mr. Bier has been the President and Chief Executive Officer of XCORP Business Development, Inc., a consulting and investment company. From July 1986 to February 1996, Mr. Bier was a director of Eltrax Systems, Inc. and served as its Chairman from September 1989 to March 1990. From June 1983 to January 1987, Mr. Bier was Chief Executive Officer of U.S. West Communications, formerly Minnesota Northwestern Bell. From September 1978 to June 1983, he was Vice President and from August 1963 to September 1978, he held various positions in the Bell System. Mr. Bier has served on the boards of many local organizations, including the Minnesota Business Partnership, Inc., the Greater Minneapolis Metropolitan Housing Corporation, the United Way of Minneapolis and the Metropolitan Medical Center. Mr. Bier was Chairman of the Greater Minneapolis Chamber of Commerce, the Governor's Jobs Training Council, the Minnesota State Lottery Board and the Urban Coalition.

    DR. HAROLD L. CLARK will become a director upon completion of this offering. Since October 1998, Dr. Clark has been the Chief Executive Officer and Chairman of Micro-Mart.com, an Internet-based computer products reseller. Prior to this position, Dr. Clark served as XCD's Chairman from July 1995 until it became Troy XCD in October 1998. From April 1993 to August 1995, Dr. Clark was the Chief Executive Officer and Co-Chairman of AmeriQuest Technologies, Inc., a distributor of computer technology solutions to value-added resellers, systems integrators, distributors and computer dealers. Dr. Clark also acted as a consultant to AmeriQuest from August 1995 to December 1995. From April 1993 to December 1993, Dr. Clark was the President and Chief Executive Officer of an AmeriQuest subsidiary, CDS Distribution, Inc. Dr. Clark was the President of Everex Systems, Inc., a supplier of server, workstation, notebook and desktop solutions from February 1991 to December 1992. From October 1984 to April 1990, Dr. Clark was President and Vice Chairman of Ingram MicroD Inc., a wholesale distributor of technology products and services, and a provider of assembly and integration services. Dr. Clark currently serves as a director of Internet Appliance, Inc., an Internet and intranet technology provider.

    OTHER KEY EMPLOYEE

    THOMAS O. TULOWITZKI has been a Senior Vice President Engineering of Troy Systems since March 1996 and directs research and development of our output enhancement products. From February 1991 to March 1996, Mr. Tulowitzki served as a Manager of Sustaining Engineering for Danka Business Systems PLC, an independent supplier of photcopiers, facsimiles and other and related automated office equipment. From September 1989 to January 1991, he was self employed. From August 1964 to August 1989, Mr. Tulowitzki held various technical and management positions with Xerox.

BOARD OF DIRECTORS COMPENSATION

    Our directors are elected annually and serve until the next annual meeting of stockholders or until their successors are duly elected and qualified. We do not currently pay fees to the members of the Board of Directors.

    Effective upon completion of this offering, non-employee directors will receive $1,500 for each regular meeting of the Board of Directors, $750 for each special meeting of the Board of Directors and $750 for each meeting of the Audit Committee and Compensation Committee. In addition, directors are reimbursed for travel expenses for attending meetings of the Board and any Board or advisory committees. Upon the completion of this offering, each non-employee director will be granted a ten-year option to purchase an aggregate of 30,000 shares of common stock at the initial public offering price. Each option will vest as to 10,000 shares 90 days after this offering and as to 5,000 shares per year over the next four years.

COMMITTEES

    The Board of Directors has established an Audit Committee and a Compensation Committee which will become active upon completion of this offering. The Audit Committee provides assistance to the Board in satisfying its fiduciary responsibilities relating to accounting, auditing, operating and reporting practices and reviews the annual financial statements, the selection and work of our independent auditors and the adequacy of internal controls for compliance with corporate policies and directives. The Compensation Committee reviews general programs of compensation and benefits for all employees and makes recommendations to the Board concerning executive officer and director compensation.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Prior to the commencement of this offering, we had no Compensation Committee but the Board of Directors performed equivalent functions. Mr. Patrick Dirk served as our Chairman and Chief Executive Officer and set the compensation of the executive officers. Upon completion of this offering, Messrs. Keider and O'Reilly will become members of the Compensation Committee. Messrs. O'Reilly and Patrick Dirk, our Chairman of the Board, President and Chief Executive Officer, are both members of the Board of Directors of Eltrax Systems, Inc. Mr. O'Reilly is the Chief Executive Officer of Eltrax.

EXECUTIVE COMPENSATION

    The following table provides information concerning cash and non-cash compensation paid to or earned by our Chief Executive Officer and each of our other executive officers whose salary and bonus exceeded $100,000 for the fiscal year ended November 30, 1998:

                           SUMMARY COMPENSATION TABLE

                                                                      ANNUAL COMPENSATION
                                                           -----------------------------------------
                                                                                     OTHER ANNUAL         ALL OTHER
NAME AND PRINCIPAL POSITION                       YEAR       SALARY     BONUS(1)    COMPENSATION(2)    COMPENSATION(3)
----------------------------------------------  ---------  ----------  ----------  -----------------  -----------------
Patrick J. Dirk ..............................       1998  $  225,000  $   68,730      $   9,855          $   8,511
  Chairman of the Board, President and Chief
  Executive Officer
Robert S. Messina ............................       1998     160,000      90,768          5,400              9,502
  Executive Vice President
Brian P. Dirk ................................       1998     115,000     114,106          3,825              5,776
  Vice President
Del L. Conrad ................................       1998     130,000      16,250          4,050              8,715
  Chief Financial Officer, Treasurer and
  Secretary

------------------------

(1) Cash bonuses earned have been included as 1998 compensation, even though such bonuses were paid in 1999. Represents performance bonuses of $68,730, $45,500, $50,000 and $16,250 for Messrs. Patrick Dirk, Messina, Brian Dirk and Conrad, respectively. Also includes commissions of $45,268 and $64,106 for Messrs. Messina and Brian Dirk.

(2) Represents $5,250, $5,400, $3,825 and $4,050 for automobile usage for Messrs. Patrick Dirk, Messina, Brian Dirk and Conrad and $4,605 for reimbursement of social club membership fees for Mr. Patrick Dirk.

(3) Includes $5,000, $4,041, $3,058 and $3,812 for Messrs. Patrick Dirk, Messina, Brian Dirk and Conrad, respectively, for matching contributions under Troy's 401(k) Plan and $3,511, $5,461,

    $2,718 and $4,903 as the value of insurance premiums paid by Troy on behalf of Messrs. Patrick Dirk, Messina, Brian Dirk and Conrad, respectively, under a medical insurance arrangement.

    No stock options were granted to, and no options were exercised by, Messrs. Patrick Dirk, Messina, Brian Dirk or Conrad during the fiscal year ended November 30, 1998. Upon completion of this offering, Mr. Conrad will be granted an option to purchase 35,000 shares of common stock.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

    The following table summarizes the value of options held by Messrs. Patrick Dirk, Messina, Brian Dirk and Conrad at November 30, 1998. For purposes of the table, value is based on the difference between the fair market value of the shares of common stock as of the date of this prospectus (based upon the initial public offering price of $7.00 per share) and the exercise price of the options ranging from $0.41 to $0.45 per share. Options are in-the-money if the market value of the shares exceeds the option exercise price.

                                        NUMBER OF SECURITIES       VALUE OF UNEXERCISED
                                             UNDERLYING                   IN-THE-
                                       UNEXERCISED OPTIONS AT     MONEY OPTIONS AT FISCAL
                                           FISCAL YEAR END               YEAR END
                                      -------------------------  -------------------------
NAME                                  EXERCISABLE UNEXERCISABLE  EXERCISABLE UNEXERCISABLE
------------------------------------  ----------  -------------  ----------  -------------
Patrick J. Dirk.....................          --            --           --            --
Robert S. Messina...................          --       244,990           --   $ 1,614,484
Brian P. Dirk.......................          --        81,967           --       536,884
Del. L. Conrad......................          --            --           --            --

EMPLOYMENT AGREEMENTS

    On November 27, 1996, we entered into a non-competition agreement with Robert Messina regarding his services as President and Chief Operating Officer of Troy Systems International. Under the terms of this agreement, we granted Mr. Messina an option to purchase 244,990 shares of common stock at an exercise price of $0.41 per share expiring on November 25, 2006. This option becomes fully vested on November 24, 2006. Vesting will accelerate earlier upon the sale of more than 51% of our issued and outstanding common stock or upon completion of this offering. Our agreement with Mr. Messina requires him to maintain the confidentiality of our proprietary information and prohibits him from engaging in competitive activity for a three-year period after his termination. If Mr. Messina's service with us is terminated during fiscal 1999 or 2000 without cause, whether actual or constructive, we must pay Mr. Messina $300,000. Such payment is payable in 36 equal monthly installments.

    We generally enter into confidentiality and non-disclosure agreements with our technical personnel. Pursuant to the terms of these agreements, employees agree to confidentiality restrictions and to assign to us any reports, blueprints, data, writings and technical information prepared by them during their employment that relate to our business.

STOCK OPTION AND INCENTIVE PLANS

    Our 1998 Stock Incentive Plan was adopted by the Board of Directors and approved by the stockholders in April 1998. A total of 1,200,000 shares of common stock have been authorized for issuance under the 1998 Plan, plus any shares that are not issued under our 1996 Stock Option Plan. As of the date of this prospectus, 37,341 shares remained available for issuance under our 1996 Plan, making such shares available under our 1998 Plan.

    The 1998 Plan provides for the grant to eligible recipients of:

    - options to purchase common stock that qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code;

    - non-qualified options to purchase common stock that do not qualify as incentive options;

    - restricted stock awards, which are subject to certain forfeiture and transferability restrictions that lapse after specified employment periods;

    - performance units, entitling the recipient to receive a payment from us, in the form of shares of common stock, cash or a combination of both, upon the achievement of established performance or other goals;

    - awards of shares of common stock in the form of stock bonuses; and

    - stock appreciation rights, entitling the recipient to receive a payment, in the form of shares of common stock or cash, or a combination of both, equal to the difference between the market value of one or more shares of common stock and the exercise price of such shares under the terms of such right.

    Under the 1998 Plan options may be granted at an exercise price that is not less than 100% of the fair market value on the date of grant for incentive options, and 85% of the fair market value on the date of grant for non-qualified options.

    In the event a "change in control" of Troy occurs, then, unless otherwise approved by the Compensation Committee of our Board of Directors:

    - all outstanding options and stock appreciation rights held at least three months will become immediately exercisable in full and will remain exercisable for the remainder of their terms, regardless of whether the participant remains in the employ or service of the Company or any subsidiary;

    - all outstanding restricted stock awards will become immediately fully vested; and

    - all outstanding performance units and stock bonuses will vest and/or continue to vest in the manner determined by the Compensation Committee and reflected in the award agreement.

    In addition, the Compensation Committee, without the consent of any affected participant, may determine that some or all participants holding outstanding options will receive cash in an amount equal to the excess of the fair market value immediately prior to the effective date of such change in control over the exercise price per share of the options.

    For purposes of the 1998 Plan, a "change in control" of Troy will be deemed to have occurred, among other things, upon:

    - the sale or other disposition of substantially all of our assets;

    - the approval by our stockholders of a plan or proposal for the liquidation or dissolution of Troy;

    - a merger or consolidation to which we are a party if our stockholders immediately prior to the merger or consolidation beneficially own, immediately after the merger or consolidation, securities of the surviving corporation representing (A) more than 50%, but not more than 80%, of the combined voting power of the surviving corporation's then outstanding securities unless such transaction was approved in advance by the "continuity directors," which are the directors as of the effective date of the 1998 Plan or any persons who subsequently become directors and whose election or nomination was approved by a majority vote of the continuity directors, or (B) 50% or less of the combined voting power of the surviving corporation's then outstanding securities, regardless of any approval by the continuity directors;

    - any person becoming, after the effective date of the 1998 Plan, the beneficial owner of (A) 20% or more, but less than 50%, of the combined voting power of our outstanding securities, unless the transaction was approved in advance by the continuity directors, or (B) 50% or more of the combined voting power of our outstanding securities, regardless of any approval by the continuity directors; or

    - the continuity directors cease for any reason to constitute at least a majority of the Board.

    Under the terms of the 1998 Plan, certain transfers among the members of Patrick J. Dirk's family or family trusts will not, in themselves, be considered to constitute a change in control for the purposes of the plan.

    The terms of the 1996 Plan are substantially similar to those of the 1998 Plan, including the pricing of options, although the 1996 Plan does not provide for the grant of performance units, restricted stock awards or stock bonuses or the acceleration of any vesting of options upon a "change in control."

    As of May 31, 1999, we had outstanding options to purchase an aggregate of 326,957 shares of common stock at a weighted average exercise price of $0.42 per share. These options are exercisable in full at various times through November 25, 2006. Upon consummation of this offering, we intend to grant options to purchase an aggregate of 755,000 shares of common stock to certain executive officers, key employees and directors. Such options will have an exercise price equal to the price per share to the public in this offering.

                              CERTAIN TRANSACTIONS

    Prior to April 1998, Troy and Troy Systems were 100% beneficially owned by Patrick J. and Mary J. Dirk as trustees under The Dirk Family Trust UTD March 6, 1990, the trustee of The Dirk 1997 Education Trust, the trustees of the Dirk 1998 Alaska Trust, Brian P. Dirk and Patrick J. Dirk's other three children. For convenience, we refer to each of these individuals and trusts collectively as the Dirk stockholders. Effective May 31, 1998, the Dirk stockholders contributed the stock of Troy Systems beneficially owned by them to Troy in exchange for an aggregate of 1,124,772 shares of our common stock. The percentage ownership of the Dirk stockholders in Troy did not change as a result of the contribution of their Troy Systems stock.

    In November 1993, we borrowed, pursuant to a non-negotiable promissory note, an aggregate of approximately $1.6 million from Patrick J. Dirk and Mary J. Dirk, as trustees of the Dirk Family Trust. The proceeds of this note were used for working capital purposes. This note bore interest at a rate of 7.0% per annum. We made payments to the Dirk Family Trust for the years ended November 30, 1996, 1997 and 1998 in the amounts of $163,000, $349,000 and $375,000, respectively. During 1998, this note was paid off.

    We lease a total of 77,000 square feet at our West Virginia facility from Dirk Investments, Inc. Dirk Investments is wholly-owned by the Dirk stockholders. This lease expires on September 1, 2000 and provides for rent, effective as of December 1997, of approximately $21,200 per month. Total rental payments made by us for the years ended November 30, 1996, 1997 and 1998 were approximately $158,000, $168,000 and $250,000 respectively. In 1993, Dirk Investments secured loans to acquire and improve the West Virginia facility. One loan, which had an original principal balance of $800,000, bears interest at a rate of 5.0% and is repayable over 20 years. The second loan has a principal balance of $350,000, bears interest at an initial rate of 7.95% for five years and thereafter, adjusted on an annual basis, at a rate equal to the minimum national prime rate published in the Wall Street Journal plus 2%. This second loan also has a term of twenty years. The third loan, which had an original principal balance of $700,000, bears interest at an interest rate of 6.612% per year and is repayable in monthly installments through February 21, 2014. Troy Systems and Patrick and Mary Dirk guaranteed repayment of $500,000 of the amounts outstanding under the first of these loans. In June 1998, Troy Systems was released from this guarantee.

    We paid pro rata distributions to the Dirk stockholders. In fiscal years ended November 30, 1996, 1997 and 1998, these distributions totalled $118,000, $2.6 million and $3.6 million, respectively.

    We and the Dirk stockholders are parties to a Tax Agreement Relating to S Corportion Distributions regarding our respective income tax liabilities. We have agreed to indemnify the Dirk stockholders for any adjustments causing an increase in their federal and state income tax liability, including interest and penalties, related to tax years prior to October 30, 1998. Subject to certain limitations, this agreement also provides that the Dirk stockholders will reimburse us for any amounts refunded to them as a result of the loss of the S corporation status of Troy or Troy Systems. Any payment made by us to the Dirk stockholders pursuant to this agreement may be considered by the Internal Revenue Service or state taxing authorities to be nondeductible by Troy or Troy Systems for income tax purposes.

    All future transactions, including any loans from us to our officers, directors, principal shareholders or affiliates, will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information regarding beneficial ownership of our common stock (a) by each stockholder who is known by us to own beneficially more than 5% of the outstanding common stock; (b) by each director and director nominee; (c) by each executive officer named in the Summary Compensation Table under the heading "Executive Compensation" beginning on page 46; and (d) by all our directors and executive officers as a group, both before and after the offering.

    For the purpose of calculating the percentage beneficially owned, the number of shares of common stock deemed outstanding "Before Offering" includes: (a) 7,730,130 shares of common stock outstanding as of May 31, 1999; and (b) shares of common stock subject to options held by the person or group that are currently exercisable or exercisable within 60 days from the date of this prospectus. The number of shares of common stock outstanding after this offering includes an additional 2,500,000 shares offered hereby. Except as otherwise indicated below, the persons named in the table have sole voting and investment power with respect to all shares of common stock listed as beneficially owned by them. The address of the beneficial owners is 2331 South Pullman Street, Santa Ana, California 92705.

                                                                 NUMBER OF SHARES           PERCENT OWNERSHIP
                                                                   BENEFICIALLY     ----------------------------------
NAME OF BENEFICIAL OWNER                                               OWNED         BEFORE OFFERING   AFTER OFFERING
---------------------------------------------------------------  -----------------  -----------------  ---------------
Patrick J. Dirk................................................       5,692,857              73.6%             55.6%
Mary J. Dirk...................................................       5,692,857              73.6              55.6
Brian P. Dirk..................................................         503,752               6.4               4.9
Suzanne M. Anderson............................................         421,786               5.5               4.1
Kristine L. Gigerich...........................................         421,786               5.5               4.1
Lorrie A. Brown................................................         421,786               5.5               4.1
Robert S. Messina..............................................         244,990               3.1               2.3
Del L. Conrad..................................................              --                --                --
Norman B. Keider...............................................              --                --                --
John B. Zaepfel................................................              --                --                --
William P. O'Reilly............................................              --                --                --
Gene A. Bier...................................................              --                --                --
Dr. Harold L. Clark............................................              --                --                --
All directors and executive officers as a group (4 persons)....       6,441,599              80.0              61.0

    The shares beneficially owned by Patrick J. and Mary J. Dirk include 5,692,857 shares that they hold as trustees under The Dirk Family Trust UTD March 6, 1990 and exclude 120,000 shares of common stock held by the trustee of The Dirk 1997 Education Trust, 187,143 shares of common stock held by the trustees of the Dirk 1998 Alaska Trust, 375,000 shares of common stock held by each of Brian P. Dirk and the three other adult children of Patrick J. and Mary
J. Dirk and 81,967 shares of common stock issuable upon exercise of currently exercisable options held by Brian P. Dirk.

    Brian P. Dirk's beneficial ownership includes 81,967 shares issuable under currently exercisable options and 46,785 shares of common stock that Mr. Brian Dirk holds as a trustee under the Alaska Trust.

    The shares beneficially owned by each of Ms. Anderson, Ms. Gigerich and Ms. Brown include 46,786 shares of common stock that each holds as a trustee under the Alaska Trust.

    Mr. Messina's beneficial ownership consists entirely of shares issuable under currently exercisable options.

    The amount beneficially owned by all current directors and executive officers as a group includes an aggregate of 326,957 shares issuable under currently exercisable options.

                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of consists of 50,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock that are undesignated as to series. The following description of our capital stock does not purport to be complete and is qualified by reference to our Certificate of Incorporation and applicable law.

COMMON STOCK

    As of May 31, 1999, there were 7,730,130 shares of common stock issued and outstanding, held of record by 16 stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes. The holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution after payment of all debts and other liabilities, subject to the prior rights of any holders of preferred stock then outstanding. In addition, in the event that we do not complete a public offering by May 1, 2000, the former shareholders of Troy Telgate could require us to repurchase the 58,700 shares of common stock that we issued in that transaction at a price of $10.00 per share. This option will no longer be exercisable after this offering is completed. Except for this option, the holders of common stock have no other preemptive, subscription, redemption, sinking fund or conversion rights. All outstanding shares of common stock are fully paid and nonassessable. The shares of common stock to be issued upon completion of this offering will also be fully paid and nonassessable.

PREFERRED STOCK

    The Board of Directors has the authority, without action by the stockholders, to designate and issue any authorized but unissued shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each such series, any or all of which may be greater than the rights of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the Board of Directors determines the specific rights of the holders of such shares. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of Troy without further action by the stockholders. We have no present plans to issue any shares of preferred stock.

OPTIONS

    As of May 31, 1999, we had outstanding options to purchase an aggregate of 326,957 shares of common stock at a weighted average exercise price of $0.42 per share. These options are exercisable in full at various times through November 24, 2006. All outstanding options provide for antidilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in our corporate structure. Upon consummation of this offering, we intend to grant options to purchase an aggregate of 755,000 shares of common stock to certain officers, directors and employees. Such options will have an exercise price equal to the initial public offering price.

WARRANTS

    Under a consulting agreement between Troy and Broadland Capital Partners, we issued Broadland a warrant, effective as of October 1, 1997 and as amended through June 8, 1999, to purchase up to 250,000 shares of common stock. The warrant was issued to Broadland for:

    - assisting us in focusing our business plan and strategy in preparation for a public offering;

    - identifying and analyzing comparable companies;

    - identifying and conducting due diligence on potential investment bankers;

    - assisting us in evaluating and negotiating with potential underwriters;

    - assisting us in the public offering process, including participating in drafting sessions, collecting information and preparing road show strategies and materials;

    - assisting us in preparing to become a public company, including advising us regarding investment community expectations and introducing us to potential market makers and research analysts;

    - assisting us in identifying and negotiating with potential acquisition candidates; and

    - providing such other services in connection with this offering as may be requested from time to time.

    As amended, the warrant will vest as to 50,000 shares upon completion of this offering and as to the remaining shares upon certain acquisitions. The warrants will expire five years after they vest. The 50,000 shares that vest upon completion of this offering will be issuable at an exercise price equal to the offering price. The remaining 200,000 shares will be issuable at an exercise price of $3.50 per share. This warrant vested as to 50,000 shares upon completion of the acquisition of Troy XCD in October 1998 and an additional 50,000 shares upon completion of our acquisition of Troy Telgate in May 1999.

    In connection with legal services provided to us, we issued a warrant in May 1998 to an individual to purchase up to 50,000 shares of common stock at an exercise price of $3.50 per share. This warrant was amended and vested in June 1999 and expires five years from the date of vesting. The warrant was issued to the individual for:

    - assisting in drafting our offering and other legal documents in connection with our initial public offering;

    - assisting the Chief Executive Officer in the completion of the underwriters' due diligence investigation;

    - providing necessary legal opinions required by an underwriting agreement; and

    - providing such other services in connection with this offering as requested by the Chief Executive Officer from time to time.

    In October 1998, we issued warrants to purchase 50,000 shares of common stock to a consultant in connection with the acquisiton of Troy XCD. These warrants have an exercise price of $7.00 per share.

REGISTRATION RIGHTS

    Under the terms of our outstanding warrants, each warrant holder or their transferee are entitled to have the shares of common stock issued upon exercise registered under the Securities Act if registration is required by any governmental authority under any federal or state law in connection with their issuance.

    In connection with our acquisition of Troy XCD, we also granted registration rights to the former XCD shareholders covering the 171,430 shares of our common stock that they received in the transaction. Upon a majority demand of these holders at any time after October 30, 1999, these registration rights require us to register these shares of common stock under the Securities Act. If demand registration does not occur for any reason, the holders are entitled to include their shares in any registration statement that we file (other than those filed with respect to acquisitions or employee benefit plans). We have no obligation to register any of the shares issued in the Troy XCD acquisition if the holder would have substantially the same opportunity to sell the shares under Rule 144 under the Securities Act or any other exemption from registration.

ANTI-TAKEOVER PROVISIONS OF THE DELAWARE GENERAL CORPORATION LAW

    We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have anti-takeover effects with respect to transactions not approved in advance by the Board of Directors, such as discouraging takeover attempts that might result in a premium over the market price of the common stock.

    Our Certificate of Incorporation eliminates the right of stockholders to act by written consent without a meeting unless such written consent is unanimous. In addition, stockholders are not entitled to cumulative voting in the election of directors. The authorization of preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Troy. The foregoing provisions of our Certificate of Incorporation and the Delaware General Corporation Law may have the effect of deferring hostile takeovers or delaying changes in control of management of Troy.

LIMITATION ON LIABILITY OF DIRECTORS AND INDEMNIFICATION

    Our Certificate of Incorporation limits our directors' liability to the fullest extent permitted under the Delaware General Corporation Law. Specifically, our directors are not liable to us or our stockholders for monetary damages for any breach of fiduciary duty by such a director, except for liability for:

    - any breach of the director's duty of loyalty to us or our stockholders,

    - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

    - corporate distributions, including dividends, stock distributions and redemptions, which are in contravention of restrictions in Delaware law, our Certificate of Incorporation or Bylaws, or any agreement to which we are a party, and

    - any transaction from which a director derives an improper personal benefit.

    This provision will generally not limit liability under state or federal securities laws.

    Delaware law and our Certificate of Incorporation provide that we shall, under certain circumstances and subject to certain limitations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person's former or present official capacity with Troy against judgments, penalties, fines, settlements and reasonable expenses. Any such person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.

    We have also entered into indemnification agreements with all of our directors and executive officers. Under these agreements we have agreed to indemnify and hold each harmless from and against any claims, liability, damages or expenses incurred by them in or arising out of their status, capacities and activities with respect to Troy to the maximum extent permitted by Delaware law. We believe that these agreements are necessary to attract and retain qualified persons as directors and executive officers.

TRANSFER AGENT AND REGISTRAR

    U.S. Stock Transfer Corporation is our transfer agent and registrar.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Following this offering, we will have 10,230,130 shares of common stock outstanding, assuming no options or warrants are exercised after May 31, 1999. All the shares we sell in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act may generally only be sold in compliance with the limitations of Rule 144 described below.

    The remaining 7,730,130 shares of common stock held by existing stockholders are considered restricted under Rule 144. Generally, restricted securities that have been owned for a period of at least two years may be sold immediately after the completion of this offering and restricted securities that have been owned for at least one year may be sold 90 days after the completion of this offering. Holders of all of the restricted securities have entered into lock-up agreements under which they have agreed not to sell any common stock for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters' representatives. The representatives may, in their sole discretion at any time without notice, release any portion of the shares subject to the lock-up agreements during this period. Following expiration of the 180-day period, 1,265,358 of the restricted securities will be eligible for sale in the public market without restriction. Volume limitations and other conditions of Rule 144 will apply to public sale of the balance of the restricted shares although certain holders have been granted registration rights which, if exercised, would cause their shares to be registered and eligible for immediate sale. Following this offering, we also intend to file one or more Registration Statements on Form S-8 covering shares issuable under our 1998 Plan, 1996 Plan and 1998 Employee Stock Purchase Plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act.

    Because there has been no public market for shares of our common stock, we are unable to predict the effect that sales made under Rule 144, pursuant to future registration statements, or otherwise, may have on any then prevailing market price for shares of the common stock. Nevertheless, sales of a substantial amount of common stock in the public market, or the perception that such sales could occur, could adversely affect market prices.

                                  UNDERWRITING

    The underwriters named below, acting through their representatives, Cruttenden Roth Incorporated, Pennsylvania Merchant Group and H.C. Wainwright & Co., Inc., have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase the number of shares of common stock opposite their names below. The underwriters are obligated to purchase and pay for all such shares, subject to certain legal matters and various other conditions.

UNDERWRITER                                                                  NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
Cruttenden Roth Incorporated...............................................         566,668
Pennsylvania Merchant Group................................................         566,666
H.C. Wainwright & Co., Inc.................................................         566,666
SG Cowen Securities Corporation............................................         100,000
J.C. Bradford & Co.........................................................          50,000
JWGenesis Securities, Inc..................................................          50,000
Tucker Anthony Cleary Gull.................................................          50,000
Gerard Klauer Mattison & Co., LLC..........................................          50,000
Wachovia Securities, Inc...................................................          50,000
John G. Kinnard & Company, Incorporated....................................          50,000
Morgan Keegan & Company, Inc...............................................          50,000
The Robinson-Humphrey Company, LLC.........................................          50,000
Scott & Stringfellow, Inc..................................................          50,000
Stephens Inc...............................................................          50,000
Sutro & Co. Incorporated...................................................          50,000
C.E. Unterberg, Towbin.....................................................          50,000
L.H. Friend, Weinress, Frankson & Presson, Inc.............................          25,000
Gilford Securities Corporation.............................................          25,000
Harris Webb & Garrison, Inc................................................          25,000
EBI Securities Corporation.................................................          25,000
                                                                             -----------------
                                                                                  2,500,000
                                                                             -----------------
                                                                             -----------------

    The representatives have advised us that they propose to offer the shares of common stock to the public at the offering price set forth on the cover page of this prospectus. The underwriters may allow selected dealers (who may include the underwriters) a concession not in excess of $0.30 per share, and the underwriters and such dealers may reallow a discount of not in excess of $0.10 per share to other dealers. After completion of the offering, the public offering price, concession and discount to dealers and other selling terms may be changed by the representatives. The common stock is offered subject to receipt and acceptance by the underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

    In addition to their discounts and commissions, we have agreed to pay the underwriters a non-accountable expense allowance of 1- 1/2% of the gross proceeds of this offering.

    We have granted the underwriters an option to purchase up to 375,000 additional shares of common stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this prospectus. This option is exercisable for 30 days from the date of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The underwriters may exercise such option solely to cover over-allotments, if any, in the sale of the shares.

    We have agreed to sell to the representatives, for nominal consideration, a warrant representing the right to purchase 250,000 shares of common stock at an exercise price per share equal to 120% of the price per share to the public. The warrant is exercisable during the period beginning one year after the date of this prospectus and ending on the fifth anniversary of the date of this prospectus. The warrant includes a net exercise provision under which the holder may exercise the warrant by paying the exercise price using shares of common stock issuable upon exercise of such warrants valued at the fair market value at the time of the exercise. For one year from the date of this prospectus, the warrant is not transferable, except to officers and stockholders of the representatives. The holders of the warrant have certain limited rights or registration of the common stock issuable upon exercise of the warrant. Any profits realized by the representatives upon the sale of the warrant or the securities issuable upon its exercise may be deemed additional underwriting compensation.

    The underwriting agreement provides that we will indemnify the underwriters and their controlling persons against certain liabilities under the Securities Act or will contribute to payments the underwriters and their controlling persons may be required to make in respect thereof. We are generally obligated to indemnify the underwriters and their respective controlling persons in connection with losses or claims arising out of any untrue statement of a material fact contained in this prospectus or in related documents filed with the Securities and Exchange Commission or with any state securities administrator or arising out of any omission to state in any of such documents any material fact required to be stated in such documents or necessary to make the statements made in such documents, in light of the circumstances under which they were made, not misleading. In addition, we are generally obligated to indemnify the underwriters and their respective controlling persons in connection with losses or claims arising out of any breach of any of our representations, warranties, agreements or covenants contained in the underwriting agreement.

    The foregoing is a summary of the principal terms of the underwriting agreement; it does not purport to be complete and is qualified in its entirety by reference to the form of underwriting agreement that has been filed as an exhibit to our Registration Statement of which this prospectus is a part.

    We and each of our existing stockholders have agreed not to, without the prior written consent of Cruttenden Roth Incorporated, directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable or exercisable for or convertible into shares of common stock, currently owned or later acquired either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by us, or publicly announce our intention to do any of the foregoing, for a period of 180 days after the date of this prospectus.

    The representatives have advised us that the underwriters do not intend to confirm sales of common stock offered by this prospectus to any account on which they exercise discretionary authority in excess of 5% of the number of shares of common stock offered by this prospectus.

    In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with this offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of the common stock in the open market. The underwriters may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the underwriters repurchase previously distributed common stock in transactions to cover their short positions, in stabilization transactions or otherwise. Finally, the underwriters may bid for, and purchase, shares of the common stock in market making transactions and impose penalty bids. These activities may stabilize or maintain the market price of the common stock above market levels that may otherwise prevail. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise, and if commenced, may be discontinued at any time. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

    Before this offering, no public market for our securities has existed. The initial public offering price for the common stock will be determined by negotiations among us and the representatives. The factors to be considered in determining the initial public offering price will include our history and the prospects for our business and the industry in which we operate, our past and present operating results and the trends of such results, our future prospects, an assessment of management, the general condition of the securities markets at the time of the offering and the prices for similar securities of comparable companies.

                                 LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for us by Oppenheimer Wolff & Donnelly LLP, San Jose, California. Certain legal matters relating to this offering will be passed upon for the underwriters by Morris, Manning & Martin, L.L.P., Atlanta, Georgia.

                                    EXPERTS

    Our financial statements as of November 30, 1997 and 1998, and for each of the three years in the period ended November 30, 1998 and the financial statements of XCD Incorporated as of September 30, 1998 and for the nine months then ended included in this prospectus and Registration Statement have been audited by McGladrey & Pullen, LLP, independent auditors, as set forth in their reports appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission, a Registration Statement under the Securities Act with respect to the shares of common stock that we are offering. This prospectus does not contain all the information that is set forth in the Registration Statement and the related exhibits and schedules. For further information regarding Troy and our common stock, reference is made to the Registration Statement and to its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified by such reference. A copy of the Registration Statement may be inspected without charge at the SEC's offices at 450 Fifth Street, N.W., Washington D.C. 20549, and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of all or any part of the Registration Statement may be obtained from the SEC's Public Reference Section in Washington D.C., upon the payment of prescribed fees. The SEC maintains a Web site (http:// www.sec.gov) that contains reports, proxy statements and other information that has been or will be filed by us.

    We intend to furnish holders of the common stock with future annual reports containing audited financial statements certified by independent auditors, and future quarterly reports for each of the first three quarters of each year containing unaudited financial information.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
TROY GROUP, INC.
-----------------------------------------------------------------------------------------------------------

  Independent auditor's report.............................................................................        F-2

  Consolidated balance sheets..............................................................................        F-3

  Consolidated statements of operations....................................................................        F-4

  Consolidated statements of stockholders' equity..........................................................        F-5

  Consolidated statements of cash flows....................................................................        F-6

  Notes to consolidated financial statements...............................................................        F-7

  Independent auditor's report on the schedule.............................................................       F-21

  Schedule II--valuation and qualifying account............................................................       F-22

XCD INCORPORATED
-----------------------------------------------------------------------------------------------------------

  Independent auditor's report.............................................................................       F-23

  Consolidated balance sheet...............................................................................       F-24

  Consolidated statement of income.........................................................................       F-25

  Consolidated statement of stockholders' equity...........................................................       F-26

  Consolidated statement of cash flows.....................................................................       F-27

  Notes to consolidated financial statements...............................................................       F-28

                      INDEPENDENT AUDITOR'S REPORT ON THE
                       CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors
Troy Group, Inc.
Santa Ana, California

    We have audited the accompanying consolidated balance sheets of Troy Group, Inc. and subsidiaries as of November 30, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended November 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Troy Group, Inc. and subsidiaries as of November 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1998, in conformity with generally accepted accounting principles.

                                                         McGLADREY & PULLEN, LLP

Anaheim, California
January 6, 1999

                                TROY GROUP, INC

                          CONSOLIDATED BALANCE SHEETS

                                                                              NOVEMBER 30,
                                                                      ----------------------------     MAY 31,
                                                                          1997           1998           1999
                                                                      -------------  -------------  -------------
                                                                                                     (Unaudited)
                                                     ASSETS

Current assets:
  Cash..............................................................  $     100,000  $     308,000  $      42,000
  Accounts receivable, less allowance for doubtful accounts 1997
    $164,000; 1998 140,000; 1999 $153,000...........................      5,509,000      6,379,000      7,842,000
  Income tax refund receivable......................................             --        319,000             --
  Inventories.......................................................      3,831,000      5,783,000      7,012,000
  Prepaid expenses and other........................................        254,000         50,000        134,000
  Deferred tax assets...............................................             --        766,000        766,000
                                                                      -------------  -------------  -------------
      Total current assets..........................................      9,694,000     13,605,000     15,796,000

Equipment and leasehold improvements, net...........................      1,500,000      1,905,000      1,974,000

Other assets........................................................        555,000      3,408,000      4,650,000
                                                                      -------------  -------------  -------------
      Total assets..................................................  $  11,749,000  $  18,918,000  $  22,420,000
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Checks issued not yet presented for payment.......................  $     173,000  $      42,000  $     675,000
  Note payable......................................................             --      1,190,000      1,247,000
  Current portion of long-term debt.................................        754,000        959,000        959,000
  Accounts payable..................................................      1,670,000      2,868,000      2,777,000
  Accrued expenses..................................................      1,724,000      2,544,000      1,683,000
  Income taxes payable..............................................             --             --        655,000
  Deferred service revenue..........................................        200,000        196,000        205,000
                                                                      -------------  -------------  -------------
      Total current liabilities.....................................      4,521,000      7,799,000      8,201,000
                                                                      -------------  -------------  -------------
Long-term debt, net of current portion (including $375,000 in 1997
  payable to the majority stockholder)..............................      1,280,000      2,374,000      2,564,000
                                                                      -------------  -------------  -------------
Deferred tax liabilities............................................             --        480,000        740,000
                                                                      -------------  -------------  -------------
Commitments and contingencies

Stockholders' equity:
  Common stock, par value $.01 per share; authorized 50,000,000 shares, issued 1997 7,500,000 shares; 1998 7,671,430 shares; and
    1999 7,730,130 shares...........................................         75,000         77,000         77,000
  Preferred stock, no par value, authorized 5,000,000 shares, issued
    none............................................................             --             --             --
  Additional paid-in capital........................................        247,000      1,724,000      2,349,000
  Retained earnings.................................................      5,626,000      6,464,000      8,489,000
                                                                      -------------  -------------  -------------
      Total stockholders' equity....................................      5,948,000      8,265,000     10,915,000
                                                                      -------------  -------------  -------------
      Total liabilities and stockholders' equity....................  $  11,749,000  $  18,918,000  $  22,420,000
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

                See Notes to Consolidated Financial Statements.

                                TROY GROUP, INC

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                         SIX MONTHS ENDED
                                               FISCAL YEAR ENDED NOVEMBER 30,                MAY 31,
                                          ----------------------------------------  --------------------------
                                              1996          1997          1998          1998          1999
                                          ------------  ------------  ------------  ------------  ------------
                                                                                    (Unaudited)   (Unaudited)
Net sales...............................  $ 28,161,000  $ 33,434,000  $ 35,758,000  $ 18,322,000  $ 23,466,000

Cost of goods sold, (including:
  $158,000; $168,000; $250,000 $127,000;
  and $134,000 in rent paid to majority
  stockholders).........................    17,408,000    19,597,000    21,496,000    10,756,000    14,167,000
                                          ------------  ------------  ------------  ------------  ------------
      Gross profit......................    10,753,000    13,837,000    14,262,000     7,566,000     9,299,000
                                          ------------  ------------  ------------  ------------  ------------
Operating expenses:
  Selling, general and administrative...     5,234,000     6,622,000     6,394,000     3,424,000     4,036,000
  Research and development..............     2,041,000     2,521,000     2,546,000     1,228,000     1,742,000
  Purchased in process research and
    development.........................            --            --       857,000            --            --
                                          ------------  ------------  ------------  ------------  ------------
                                             7,275,000     9,143,000     9,797,000     4,652,000     5,778,000
                                          ------------  ------------  ------------  ------------  ------------
      Operating income..................     3,478,000     4,694,000     4,465,000     2,914,000     3,521,000

Interest expense, (including $61,000;
  $33,000; $11,000; $11,000; and none
  paid to majority stockholders)               361,000       262,000       101,000        69,000       162,000
                                          ------------  ------------  ------------  ------------  ------------
      Income before income taxes
        (credit)........................     3,117,000     4,432,000     4,364,000     2,845,000     3,359,000

Provision for income taxes (credit).....        50,000        35,000       (70,000)       43,000     1,334,000
                                          ------------  ------------  ------------  ------------  ------------
      Net income........................  $  3,067,000  $  4,397,000  $  4,434,000  $  2,802,000  $  2,025,000
                                          ------------  ------------  ------------  ------------  ------------
                                          ------------  ------------  ------------  ------------  ------------
Pro forma net income (unaudited):
  Historical income before income
    taxes...............................  $  3,117,000  $  4,432,000  $  4,364,000  $  2,845,000
  Pro forma provision for income
    taxes...............................     1,247,000     1,773,000     1,993,000     1,138,000
                                          ------------  ------------  ------------  ------------
      Pro forma net income..............  $  1,870,000  $  2,659,000  $  2,371,000  $  1,707,000
                                          ------------  ------------  ------------  ------------
                                          ------------  ------------  ------------  ------------
Net income per share:
  Basic (1996, 1997 and 1998 pro
    forma)..............................  $       0.25  $       0.35  $       0.32  $       0.23  $       0.26
                                          ------------  ------------  ------------  ------------  ------------
                                          ------------  ------------  ------------  ------------  ------------
  Diluted (1996, 1997 and 1998 pro
    forma)..............................  $       0.25  $       0.34  $       0.31  $       0.22  $       0.25
                                          ------------  ------------  ------------  ------------  ------------
                                          ------------  ------------  ------------  ------------  ------------
Weighted-average shares outstanding:
  Basic.................................     7,500,000     7,500,000     7,514,000     7,500,000     7,679,000
                                          ------------  ------------  ------------  ------------  ------------
                                          ------------  ------------  ------------  ------------  ------------
  Diluted...............................     7,500,000     7,759,000     7,745,000     7,807,000     8,020,000
                                          ------------  ------------  ------------  ------------  ------------
                                          ------------  ------------  ------------  ------------  ------------

                See Notes to Consolidated Financial Statements.

                                TROY GROUP, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                 COMMON STOCK
                                          --------------------------   ADDITIONAL
                                            NUMBER                       PAID-IN       RETAINED
                                           OF SHARES      AMOUNT         CAPITAL       EARNINGS         TOTAL
                                          -----------  -------------  -------------  -------------  -------------
Balance, November 30, 1995..............    7,500,000  $      75,000  $     247,000  $     831,000  $   1,153,000
  Dividends.............................           --             --             --       (118,000)      (118,000)
  Net income............................           --             --             --      3,067,000      3,067,000
                                          -----------  -------------  -------------  -------------  -------------
Balance, November 30, 1996..............    7,500,000         75,000        247,000      3,780,000      4,102,000
  Dividends.............................           --             --             --     (2,551,000)    (2,551,000)
  Net income............................           --             --             --      4,397,000      4,397,000
                                          -----------  -------------  -------------  -------------  -------------
Balance, November 30, 1997..............    7,500,000         75,000        247,000      5,626,000      5,948,000
  Issuance of common stock..............      171,430          2,000      1,198,000             --      1,200,000
  Issuance of common stock warrants.....           --             --        279,000             --        279,000
  Dividends.............................           --             --             --     (3,596,000)    (3,596,000)
  Net income............................           --             --             --      4,434,000      4,434,000
                                          -----------  -------------  -------------  -------------  -------------
Balance, November 30, 1998..............    7,671,430         77,000      1,724,000      6,464,000      8,265,000
Issuance of common stock (unaudited)....       58,700             --        411,000             --        411,000
Issuance of common stock warrants
  (unaudited)...........................           --             --        214,000             --        214,000
  Net income (unaudited)................           --             --             --      2,025,000      2,025,000
                                          -----------  -------------  -------------  -------------  -------------
Balance, May 31, 1999 (unaudited).......    7,730,130  $      77,000  $   2,349,000  $   8,489,000  $  10,915,000
                                          -----------  -------------  -------------  -------------  -------------
                                          -----------  -------------  -------------  -------------  -------------

                See Notes to Consolidated Financial Statements.

                                TROY GROUP, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  FISCAL YEAR ENDED NOVEMBER 30,            SIX MONTHS ENDED
                                             ----------------------------------------           MAY 31,
                                                 1996          1997          1998      --------------------------
                                             ------------  ------------  ------------      1998          1999
                                                                                       -------------  -----------
                                                                                        (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities:
  Net income...............................  $  3,067,000  $  4,397,000  $  4,434,000  $   2,802,000  $ 2,025,000
  Adjustments to reconcile net income to
    net cash provided by (used in)
    operating activities:
    Depreciation and amortization..........       680,000       617,000       682,000        262,000      467,000
    Purchased in process research and
      development..........................            --            --       857,000             --           --
    Provision for doubtful accounts........       209,000        65,000       134,000        151,000       29,000
    Deferred taxes.........................            --            --       (77,000)            --           --
    Changes in working capital components,
      net of effects from acquisition of
      companies.
      (Increase) decrease in:
        Accounts receivable................    (1,738,000)     (369,000)      (16,000)    (1,131,000)  (1,297,000)
        Income tax refund receivable.......            --            --      (211,000)            --      319,000
        Inventories........................      (517,000)      404,000    (1,209,000)      (794,000)  (1,194,000)
        Prepaid expenses and other.........       (17,000)     (125,000)      244,000             --      (81,000)
      Increase (decrease) in:
        Accounts payable...................       616,000       227,000       894,000        902,000      (91,000)
        Accrued expenses...................      (142,000)      346,000    (1,125,000)      (477,000)    (879,000)
        Income taxes payable...............            --            --            --             --      655,000
        Deferred service revenue...........      (104,000)       10,000        (4,000)        (7,000)       9,000
                                             ------------  ------------  ------------  -------------  -----------
      Net cash provided by (used in)
        operating activities...............     2,054,000     5,572,000     4,603,000      1,708,000      (38,000)
                                             ------------  ------------  ------------  -------------  -----------
Cash flows from investing activities:
  Acquisition of companies.................            --            --    (1,638,000)            --     (299,000)
  Purchase of equipment and leasehold
    improvements...........................      (301,000)     (197,000)     (917,000)       (19,000)    (338,000)
  Increase in other assets.................        (1,000)     (561,000)     (802,000)      (260,000)    (271,000)
                                             ------------  ------------  ------------  -------------  -----------
      Net cash (used in) investing
        activities.........................      (302,000)     (758,000)   (3,357,000)      (279,000)    (908,000)
                                             ------------  ------------  ------------  -------------  -----------
Cash flows from financing activities:
  Borrowings on notes payable..............    12,875,000    17,498,000    10,291,000      4,691,000   12,097,000
  Payments on notes payable................   (13,143,000)  (19,110,000)   (9,101,000)    (4,076,000) (12,040,000)
  Proceeds from issuance of debt...........            --     1,000,000     2,876,000             --      670,000
  Principal payments on debt...............      (848,000)   (1,175,000)   (1,577,000)      (861,000)    (480,000)
  Payments on life insurance loans.........            --      (201,000)           --             --           --
  Increase (decrease) in checks issued not
    presented for payment..................      (476,000)     (217,000)     (131,000)       255,000      633,000
  Dividends paid...........................      (118,000)   (2,551,000)   (3,396,000)    (1,498,000)    (200,000)
                                             ------------  ------------  ------------  -------------  -----------
      Net cash provided by (used in)
        financing activities...............    (1,710,000)   (4,756,000)   (1,038,000)    (1,489,000)     680,000
                                             ------------  ------------  ------------  -------------  -----------
      Net increase (decrease) in cash......        42,000        58,000       208,000        (60,000)    (266,000)
Cash, beginning of period..................            --  $     42,000       100,000        100,000      308,000
                                             ------------  ------------  ------------  -------------  -----------
Cash, end of period........................  $     42,000  $    100,000  $    308,000  $      40,000  $    42,000
                                             ------------  ------------  ------------  -------------  -----------
                                             ------------  ------------  ------------  -------------  -----------

                See Notes to Consolidated Financial Statements.

                                TROY GROUP, INC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED MAY 31, 1998 AND 1999 IS
                                   UNAUDITED

NOTE 1. NATURE OF BUSINESS, REORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

    NATURE OF BUSINESS

    The Company is a leading worldwide provider of enterprise output solutions that enable organizations to electronically transmit and output information across distributed computing environments. The Company provides connectivity and output enhancement solutions to over 9,000 customers, including many of the Fortune 1,000 Companies. The Company's connectivity products include software, firmware and hardware that enable output devices such as printers and fax machines to better communicate over networks and the Internet. The Company's output enhancement products include software, firmware, hardware and imaging supplies that enhance the functionality of these output devices.

    REORGANIZATION

    In May of 1998, the Company and Troy Systems International, Inc. entered into a restructuring and reorganization arrangement. Prior to that date, these two companies had common ownership. As a result of the restructuring and reorganization; (i) the Company reincorporated in Delaware; (ii) Troy Systems International, Inc. became a wholly-owned subsidiary of Troy Group, Inc. and the former stockholders of Troy Systems International, Inc. received shares of Troy Group, Inc.; and (iii) the Company effected a 910.7468-for-one stock split. This reorganization has been accounted for as if it occurred as of the beginning of the earliest period presented in these consolidated financial statements. The reporting entity includes the consolidated financial statements of Troy Group, Inc., Troy Systems International, Inc. (the "Subsidiary") and Dirk Worldwide, Inc., a foreign sales corporation (FSC) previously owned by the individual retirement accounts of the stockholders. The FSC is included in these consolidated financial statements because it provided an integral function in the Troy Group's tax strategies and on July 14, 1998, the stockholders of the FSC contributed their stock to Troy Group, Inc. In addition, the reporting entity includes the results of Troy XCD, Inc. and Telgate Equipment Corporation since the date of their acquisitions (see Note 2).

    A SUMMARY OF THE COMPANY'S SIGNIFICANT ACCOUNTING POLICIES FOLLOWS:

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries. All material intercompany balances and transactions are eliminated in consolidation.

    CHECKS ISSUED NOT YET PRESENTED FOR PAYMENT

    Through the use of concentration accounts, the Company's cash is accumulated daily and applied to the outstanding balance of the revolving line of credit (Note 6). Under this program, idle funds are

                                TROY GROUP, INC

   INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED MAY 31, 1998 AND 1999 IS
                                   UNAUDITED

NOTE 1. NATURE OF BUSINESS, REORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) minimized. The Company's liquidity is thereby maintained in the form of its ability to draw funds against the revolving line of credit. All checks issued not yet presented for payment are classified as a liability.

    INVENTORIES

    Inventories are stated at the lower of cost (first-in, first-out method) or market.

    EQUIPMENT AND LEASEHOLD IMPROVEMENTS

    Equipment and leasehold improvements are stated at cost. Equipment is depreciated using the straight-line method over their estimated useful lives, currently five years. Improvements to leased property are amortized over the lesser of the life of the lease or life of the improvements.

    INTANGIBLE ASSETS

    Intangible assets consists of customer lists, core technology, assembled workforce and goodwill which are being amortized on a straight line basis over 5 to 7 years.

    REVENUE RECOGNITION

    The Company recognizes revenue when goods are shipped to the customer. Service revenue is recognized over the period of the contract on a straight-line basis.

    PRODUCT RETURNS AND WARRANTIES

    The Company records a provision for estimated product returns and warranties at the time the revenue is recognized.

    ADVERTISING POLICY

    The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was approximately $164,000, $94,000 and $84,000 in fiscal years 1996, 1997 and 1998, respectively, net of marketing development funds received from a supplier of $30,000 in fiscal year 1996. There were no marketing development funds received in fiscal years 1997 and 1998.

    RESEARCH AND DEVELOPMENT POLICY

    The Company expenses research and development costs as they are incurred. The Company incurs research and development costs in developing new products.

    INCOME TAXES

    For the eleven months ended October 31, 1998 and for the years ended November 30, 1997 and 1996, and prior years, the Company, with the consent of its stockholders, elected to be taxed under sections of federal and state income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's income, deductions,

                                TROY GROUP, INC

   INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED MAY 31, 1998 AND 1999 IS
                                   UNAUDITED

NOTE 1. NATURE OF BUSINESS, REORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) losses and credits. The Company's stockholders terminated this election effective as of October 30, 1998.

    Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

    STOCK-BASED COMPENSATION

    The Company accounts for stock-based employee compensation under the requirements of Accounting Principles Board (APB) Opinion No. 25, which does not require compensation to be recorded if the consideration to be received is at least equal to fair value of the shares to be received at the measurement date. Nonemployee stock-based transactions are accounted for under the requirements of Statement No. 123 "Accounting for Stock Based Compensation" which requires compensation to be recorded based on the fair value of the securities issued or the services received, whichever is more reliably measurable.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's financial instruments consist of cash, accounts receivable, accounts payable and notes payable. The book value of these instruments are considered to be representative of their fair value.

    PRO FORMA STATEMENT OF OPERATIONS ADJUSTMENTS

    The Company terminated the S corporation election for itself and its subsidiary effective as of October 30, 1998. The pro forma statement of operations information prior to October 30, 1998 included in these financial statements is to show what the significant effects might have been on the historical statements of operations had the Company and its subsidiary not been treated as S corporations for income tax purposes. The pro forma information reflects a provision for income taxes at an effective rate of 40% in the fiscal years ended November 30, 1996, 1997 and 1998, after giving effect in 1998 to the nondeductibility of purchased in process research and development and the nontaxability of the increase in the cash surrender value of officer life insurance. The pro forma net income per share is based on the weighted average number of shares of common stock outstanding during the period.

    EARNINGS PER SHARE

    Basic EPS is computed as net income divided by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options (none, 259,000 and 231,000 shares in the fiscal year ended November 30, 1996, 1997 and 1998, respectively; and 307,000 shares and 341,000 shares in the six months ended May 31, 1998 and 1999, respectively). Diluted EPS does not include contingently issuable

                                TROY GROUP, INC

   INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED MAY 31, 1998 AND 1999 IS
                                   UNAUDITED

NOTE 1. NATURE OF BUSINESS, REORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) options because the conditions for issuance have not been met. The dilutive effect of options which were not included in the total of diluted shares for 1998 because the effect was antidilutive was 63,000 shares.

    NEW ACCOUNTING PRONOUNCEMENTS

    In June 1997, the FASB issued SFAS No. 130 Reporting Comprehensive Income and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 130 requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from nonowner sources; and SFAS No. 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Adoption of these statements will not impact the Company's financial position, results of operations or cash flows and any effect will be limited to the form and content of its disclosures. Both statements are effective for fiscal years beginning after December 15, 1997, with earlier application permitted.

    In October 1997, the Accounting Standards Executive Committee issued Statement of Position (SOP) 97-2, SOFTWARE REVENUE RECOGNITION. SOP 97-2 provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. The SOP is effective for transactions entered into in fiscal years beginning after December 15, 1997. Management of the Company does not believe the adoption of SOP 97-2 will have a material effect on the Company's consolidated financial statements.

    In June 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. This Statement establishes accounting and reporting standards for derivative instruments and for hedging activities. The new standard is effective for fiscal years starting after June 30, 1999 and is not expected to have a material impact on the Company's consolidated financial statements.

    RECLASSIFICATION

    Certain reclassifications have been made to the 1997 consolidated balance sheet to conform to the 1998 presentation with no effect on stockholder's equity or net income.

    UNAUDITED INTERIM FINANCIAL INFORMATION

    The interim financial information presented herein as of and for the six months ended May 31, 1998 and 1999 reflect all adjustments which are, in the opinion of management, necessary for a fair presentation for the periods presented. Such adjustments are of a normal recurring nature. The interim financial information is not intended to be a complete presentation in accordance with generally accepted accounting principles. The May 31, 1999 interim financial statements are not necessarily indicative of the results in the entire fiscal year ending November 30, 1999, or any subsequent period.

                                TROY GROUP, INC

   INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED MAY 31, 1998 AND 1999 IS
                                   UNAUDITED

NOTE 2. BUSINESS COMBINATIONS

    TROY XCD, INC.

    On October 30, 1998, the Company acquired all of the outstanding shares of Troy XCD, Inc. (formerly XCD Incorporated), a manufacturer of print server hardware and firmware in exchange for 171,430 shares of $.01 par value common stock and $1,550,000 in cash. The total acquisition cost was $3,117,000 and was allocated as follows:

Current assets, including $663,000 of deferred tax assets.......  $2,568,000
Equipment and leasehold improvements............................     155,000
Customer list...................................................     100,000
Core technology.................................................     953,000
Assembled workforce.............................................     150,000
Purchased in process research and development...................     857,000
Current liabilities assumed.....................................  (2,049,000)
Long-term deferred tax liability................................    (480,000)
Goodwill........................................................     863,000
                                                                  ----------
                                                                  $3,117,000
                                                                  ----------
                                                                  ----------

    The acquisition has been accounted for as a purchase and results of operations of Troy XCD, Inc. since the date of acquisition are included in the consolidated financial statements.

    Unaudited pro forma consolidated results of operations for the years ended November 30, 1997 and 1998 as though Troy XCD, Inc. had been acquired as of December 1, 1996 after giving effect of the termination of the Company's subchapter S election are as follows:

                                                                     1997           1998
                                                                 -------------  -------------
                                                                  (UNAUDITED)    (UNAUDITED)
Sales..........................................................  $  39,159,000  $  40,828,000
Pro forma net income...........................................      2,526,000      1,945,000
Pro forma net income per share:
  Basic........................................................           0.33           0.25
  Diluted......................................................           0.32           0.25

    The above amounts reflect pro forma adjustments for amortization of intangibles, the elimination of the charge for purchased in process research and development, interest expense and number of shares outstanding. This pro forma financial information does not purport to be indicative of the results of operations had the Troy XCD, Inc. acquisition actually taken place at the earlier date.

    On October 30, 1998, Troy XCD, Inc. had 16 research and development projects in process. These projects included the development of hardware, software and firmware for interface cards, print servers and printing over the internet to remote locations. Troy assigned value to each of these projects using an income approach methodology. A number of factors were used to determine value including the assignment of probability to the projected product revenue streams, estimated gross margin contributions, and estimated stage of completion. Of these 16 projects, four accounted for over ninety-five

                                TROY GROUP, INC

   INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED MAY 31, 1998 AND 1999 IS
                                   UNAUDITED

NOTE 2. BUSINESS COMBINATIONS (CONTINUED) percent of the value assigned to the in process research and development. A summary of these projects is as follows:

                                                                                                              IN-PROCESS
                                                                                  ESTIMATED    ANTICIPATED   RESEARCH AND
    NO.                                                                COSTS       COST TO     COMPLETION    DEVELOPMENT
    --       NATURE                                                   INCURRED    COMPLETE        DATE          VALUE
             ------------------------------------------------------  ----------  -----------  -------------  ------------
         1   Ethernet interface card...............................  $  143,000   $  13,000       Dec. 1998   $  453,000

         2   Print server hardware and firmware....................      26,000       9,000      March 1999      254,000

         3   Data Products firmware................................      53,000      31,000      Sept. 1999       63,000

         4   Internet firmware and software........................      90,000     130,000       Dec. 1999       66,000

         5   Others, twelve projects...............................     Various     Various         Various       21,000
                                                                                                             ------------

                                                                                                              $  857,000
                                                                                                             ------------
                                                                                                             ------------

    PROJECT NUMBER 1--XCD was in the process of developing an ethernet interface card with features that include a graphical interface, custom e-mail filter for internet printing, and multilanguage support for management utilities. XCD was completing the graphical interface and debugging the ethernet interface card. Once completed, various regulatory approvals will be required.

    PROJECT NUMBER 2--XCD was in the process of developing print server hardware and firmware for a Hewlett-Packard family of EIO printers which will have DEC LAT and Banyan VINES protocol support. The design and layout of the printed circuit board and testing needed to be completed.

    PROJECT NUMBER 3--XCD was in the process of developing modification features for project number 1, the ethernet interface card, including specific virtual printer functions and status commands, pass-through functions for control files, and programming via the PCI bus. This product was at an untested prototype stage.

    PROJECT NUMBER 4--XCD was in the process of developing firmware and software that would allow the printing of jobs via the internet from one location to another with increased levels of print quality and color. The company was in the process of developing new security and printing protocols.

    If the above projects are not completed timely, the Company would miss future opportunities and could lose existing customers and market share.

    TELGATE EQUIPMENT CORPORATION (UNAUDITED)

    On May 8, 1999, the Company acquired the remaining 75% of the outstanding shares of Telgate Equipment Corporation (Telgate), a software development company, in exchange for 58,700 shares of $0.01 par value common stock and $242,000 in cash. The total acquisition cost was $924,000, including

                                TROY GROUP, INC

   INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED MAY 31, 1998 AND 1999 IS
                                   UNAUDITED

NOTE 2. BUSINESS COMBINATIONS (CONTINUED) the $214,000 recorded in connection with the warrants issued to a consultant (Note 9), and was allocated as follows:

Current assets...................................................  $ 233,000
Equipment and leasehold improvements.............................     93,000
Customer list....................................................     25,000
Core technology..................................................    500,000
Assembled workforce..............................................    125,000
Current liabilities assumed......................................   (218,000)
Long-term deferred tax liability.................................   (260,000)
Goodwill.........................................................    426,000
                                                                   ---------
                                                                   $ 924,000
                                                                   ---------
                                                                   ---------

    The acquisition has been accounted for as a purchase and results of operations of Telgate Equipment Corporation since the date of acquisition are included in the Company's consolidated financial statements.

    For the nine months ended April 30, 1999, Telgate had sales and net income of $1,015,000 and $72,000, respectively.

NOTE 3. INVENTORIES

    Inventories consisted of the following as of November 30, 1997 and 1998 and May 31, 1999:

                                                          1997          1998          1999
                                                      ------------  ------------  ------------
Raw materials.......................................  $  2,188,000  $  3,954,000  $  4,555,000
Work-in-process.....................................       470,000       495,000       392,000
Finished goods......................................     1,173,000     1,334,000     2,065,000
                                                      ------------  ------------  ------------
                                                      $  3,831,000  $  5,783,000  $  7,012,000
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------

NOTE 4. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

    Equipment and leasehold improvements consisted of the following as of November 30:

                                                                        1997          1998
                                                                    ------------  ------------
Machinery and equipment...........................................  $  5,063,000  $  5,957,000
Furniture and fixtures............................................       304,000       646,000
Leasehold improvements............................................     1,202,000     1,135,000
                                                                    ------------  ------------
                                                                       6,569,000     7,738,000
Less accumulated depreciation and amortization....................     5,069,000     5,833,000
                                                                    ------------  ------------
                                                                    $  1,500,000  $  1,905,000
                                                                    ------------  ------------
                                                                    ------------  ------------

                                TROY GROUP, INC

   INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED MAY 31, 1998 AND 1999 IS
                                   UNAUDITED

NOTE 5. OTHER ASSETS

    Other assets consisted of the following as of November 30, 1997 and 1998 and May 31, 1999:

                                                           1997         1998          1999
                                                        ----------  ------------  ------------
Intangible assets, net of accumulated amortization of
  $15,000 in 1998 and $105,000 in 1999................  $       --  $  2,051,000  $  3,077,000
Deferred stock offering costs.........................          --       502,000       568,000
Cash surrender value of officers life insurance.......     446,000       814,000       992,000
Other.................................................     109,000        41,000        13,000
                                                        ----------  ------------  ------------
                                                        $  555,000  $  3,408,000  $  4,650,000
                                                        ----------  ------------  ------------
                                                        ----------  ------------  ------------

NOTE 6. NOTE PAYABLE

    The Company has a $5,000,000 line-of-credit agreement with a bank. As of November 30, 1998, there was $1,190,000 in borrowings outstanding against the line of credit. Borrowings bear interest at the lesser of the bank's reference rate (7.75% at November 30, 1998) less 0.25% or the bank's LIBOR rate (5.62% at November 30, 1998) plus 2% and are limited to 80% of eligible accounts receivable and 50% of eligible inventories. The agreement may be terminated by either party. In connection with the line-of-credit agreement, the Company has a $500,000 standby letter-of-credit sublimit agreement of which approximately $300,000 was outstanding at November 30, 1998. This line of credit is secured by substantially all of the Company's assets. In connection with its borrowing arrangements, the Company is subject to certain financial covenants (see Note
9). As of November 30, 1998, the Company had approximately $3,500,000 in availability under this line of credit.

NOTE 7. LONG-TERM DEBT

    Long-term debt consisted of the following as of November 30, 1998:

Notes payable, bank.............................................  $2,876,000
4% economic development note payable............................    359,000
5% industrial and business development note payable.............     98,000
                                                                  ---------
                                                                  3,333,000
Less current maturities.........................................    959,000
                                                                  ---------
                                                                  $2,374,000
                                                                  ---------
                                                                  ---------

    Notes payable, bank, bear interest based on the bank's reference rate (7.75% as of November 30, 1998) and the bank's reference rate plus 0.50%, mature through 2003; and are secured by substantially all assets. One note contains a provision for personal guarantees by the majority stockholders if total liabilities to tangible effective net worth is greater than two to one. Another note is subject to certain financial covenants (see Note 9). During the six months ended May 31 1999, the Company borrowed an additional $670,000 under these same terms.

    The economic, industrial and business development notes payable mature through 2005. The notes are secured by certain equipment and the personal guarantees of the majority stockholders of the

                                TROY GROUP, INC

   INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED MAY 31, 1998 AND 1999 IS
                                   UNAUDITED

NOTE 7. LONG-TERM DEBT (CONTINUED)
Company. One of the notes is secured by a fourth trust deed on real property owned by a company related through common ownership to the majority stockholders.

    As of November 30, 1998, future maturities of long-term debt are as follows:
1999 $959,000; 2000 $911,000; 2001 $667,000; 2002 $599,000; 2003 $72,000;
thereafter $125,000

NOTE 8. ACCRUED EXPENSES

    Accrued expenses consisted of the following as of November 30, 1997 and 1998:

                                                                        1997          1998
                                                                    ------------  ------------
Compensation......................................................  $  1,539,000  $  1,868,000
Other.............................................................       185,000       676,000
                                                                    ------------  ------------
                                                                    $  1,724,000  $  2,544,000
                                                                    ------------  ------------
                                                                    ------------  ------------

NOTE 9. STOCKHOLDERS' EQUITY

    COMMON STOCK (UNAUDITED)

    The 58,700 shares of common stock issued in connection with the acquisition of Telgate Equipment Corporation contain a put option. The put option entitles the holders of these shares to require the Company to buy all or part of these shares at $10 per share. The put option may be exercised on or before May 5, 2000 if the Company does not conduct a public offering of its shares by May 1, 2000. No value was assigned to the put feature because of the Company's anticipated public offering.

    PREFERRED STOCK

    The Board of Directors has the authority, without action by the stockholders, to designate and issue any authorized but unissued shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each such series.

    STOCK OPTION PLAN

    The Company has reserved 1,564,298 shares for issuance under the Company's 1998 Stock Incentive Plan and 1996 Stock Option Plan, of which 326,957 shares are subject to outstanding options as of November 30, 1998. Option prices for the incentive stock options will be 100% of the fair market value of the stock on the date the option is granted. For incentive options granted to 10% or more stockholders, the option price is 110% of the fair market value of the stock on the date the option is granted. Option prices for the nonqualified stock options shall not be less than 85% of the fair market value of the stock on the date the options are granted. In fiscal year 1996, Troy granted options to acquire 326,957 shares at a weighted-average option price of $0.42 per share. The options vest over five to ten years from the grant date. Vesting will accelerate upon the sale of more than 51% of the issued and outstanding shares of the Company's voting common stock or upon the conversion of Troy to a public company. There were no options granted in fiscal year 1997 and 1998 and no options have been exercised or expired in fiscal years 1997 or 1998. There are no options exercisable as of November 30, 1997 or 1998. In connection with the acquisition of Troy XCD, Inc., the Company has committed to

                                TROY GROUP, INC

   INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED MAY 31, 1998 AND 1999 IS
                                   UNAUDITED

NOTE 9. STOCKHOLDERS' EQUITY (CONTINUED) grant options to acquire a total of 150,000 shares to five individuals upon the conversion of the Company to a public company at the same price per share as the initial price of the stock to the public. These options will be granted for future services to be provided by these individuals.

    As permitted under generally accepted accounting principles, grants under these plans to employees are accounted for following APB Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for grants under the stock option plan. Had compensation cost been determined based on the minimum fair value method prescribed in FASB Statement No. 123, fiscal year 1997 and 1998 net income after the pro forma provision for income taxes and the related basic and diluted pro forma net income per share would have been reduced to $2,653,000, $0.35 and $0.34 and $1,722,000, $0.23 and
$0.22, respectively. In determining the pro forma amounts above, the value of each grant is estimated at the grant date using the minimum fair value method prescribed in Statement No. 123, with the following weighted-average assumptions for grants in fiscal year 1996: no dividends for all years, risk-free interest rate of 5.86% and 5.98%, expected lives of 5 and 10 years, and expected amounts to be exercised of 100%. The weighted average fair value of the options granted in fiscal year 1996 was $0.16 per share.

    STOCK WARRANTS

    On October 1, 1997 and as amended in December, 1998 and June, 1999, the Company issued warrants to a consultant to purchase up to 250,000 shares of common stock of the Company. The warrants vest upon the occurrence of two separate performance conditions. Warrants to purchase 50,000 shares will vest upon the Company becoming publicly owned at the fair value on that date and 200,000 will vest upon certain acquisition transactions at $3.50 per share. The effect of the warrants will be recorded as the performance conditions are met at the then current fair value of the warrants vested. The warrants expire five years after vesting. In connection with the acquisitions of Troy XCD, Inc. and Telgate Equipment Corporation, the Company issued warrants to purchase 50,000 shares of common stock for each of the acquisitions under the acquisition criteria and recorded $210,000 in connection with the purchase of Troy XCD, Inc. and $214,000 in connection with the acquisition of Telgate Equipment Corporation (Note 2). On October 30, 1998, the Company issued warrants to a consultant of the Company to purchase 50,000 shares of common stock at $7.00 per share and recorded $69,000 in connection with the purchase of Troy XCD, Inc. (Note 2). The warrants expire five years from the date granted. In determining the amount of compensation to be recorded in connection with the issuance of the 100,000 warrants to purchase Troy XCD and the 50,000 warrants to purchase Telgate Equipment Corporation, the Company's value of the grants were estimated at the measurement date using the Black-Scholes Option-pricing model prescribed in Statement No. 123, with the following assumptions: no dividends for all years, expected lives of 3 years, expected amounts to be exercised of 100%, risk-free interest rate of 4.32%, and 5.21%, respectively and expected volatility of 43%. Effective in May 1998 and as amended in June 1999, in connection with legal services being provided in connection with an offering of the Company's common stock, the Company issued a warrant to purchase up to 50,000 shares of common stock of the Company at $3.50 per share. The Company recorded a $215,000 charge in June 1999 when the terms of the warrant were amended and the warrant was vested. The Company's value of the grant was estimated at the measurement date using the Black-Scholes Option-pricing model with the following assumptions: no dividends for all years, expected lives

                                TROY GROUP, INC

   INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED MAY 31, 1998 AND 1999 IS
                                   UNAUDITED

NOTE 9. STOCKHOLDERS' EQUITY (CONTINUED) of 3 years, expected amounts to be exercised of 100%, risk-free interest rate of 5.58% and expected volatility of 43%. The warrant expires five years after it vested.

    EMPLOYEE STOCK PURCHASE PLAN

    The Company has adopted a stock purchase plan covering substantially all employees and has reserved 200,000 shares for issuance under this plan. No shares can be purchased until a registration of the Company's common stock is declared effective.

    RETAINED EARNINGS

    The Company and its subsidiary are limited by the terms of certain debt agreements to pay dividends up to the amount necessary for the stockholders to pay their pro rata share of income taxes on the Company's income.

NOTE 10. LEASE COMMITMENTS AND RENT EXPENSE

    The Company leases its operating facilities under noncancelable operating lease agreements, one of which is with a company related through common ownership (see Note 11). Rent expense in fiscal years 1996, 1997 and 1998 was approximately $288,000, $352,000 and $414,000 respectively. Future minimum rental commitments under these leases in the fiscal years ending November 30 are as follows: 1999 $528,000; 2000 $464,000; 2001 $195,000; 2002 $117,000; 2003
$39,000 (total $1,343,000 of which $445,000 is to the related party).

NOTE 11. RELATED PARTY TRANSACTIONS AND GUARANTEE OF INDEBTEDNESS

    In fiscal year 1993, the Company entered into an agreement to lease operating facilities from a company related through common ownership. The agreement expires in September 2000 and requires monthly payments of approximately $21,200.

    The Company's obligations under its term loan with a bank, contains a provision for guarantees by the majority stockholders if total liabilities to tangible effective net worth is greater then two to one.

    In fiscal years 1996, 1997 and 1998, the Company made principal payments on the notes payable to stockholders of $175,000, $373,000 and $375,000, respectively.

NOTE 12. INCOME TAX MATTERS

    As a result of the October 30, 1998 S corporation election termination, on that date the Company recorded a net deferred tax asset of $103,000 by a credit to income tax expense for temporary differences between the reported amounts of assets and liabilities and their tax bases.

    Deferred taxes charged to income during 1998 consisted of the following:

Effect of change in tax status..................................................  $(103,000)
Change in net deferred tax asset................................................     26,000
                                                                                  ---------
                                                                                  $ (77,000)
                                                                                  ---------
                                                                                  ---------

                                TROY GROUP, INC

   INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED MAY 31, 1998 AND 1999 IS
                                   UNAUDITED

NOTE 12. INCOME TAX MATTERS (CONTINUED)
    Net deferred tax assets consist of the following components as of November 30, 1998:

Deferred tax liabilities:
  Receivable allowance and valuation............................................  $(275,000)
  Customer list, core technology and assembled workforce........................   (480,000)
                                                                                  ---------
                                                                                   (755,000)
                                                                                  ---------
Deferred tax assets:
  Inventories valuation.........................................................    305,000
  Accrued compensation..........................................................    465,000
  Accrued warranty and other....................................................     49,000
  Equipment and leasehold improvements..........................................     29,000
  Net operating loss carryforward...............................................    222,000
                                                                                  ---------
                                                                                  1,070,000
                                                                                  ---------
    Net deferred tax assets.....................................................  $ 315,000
                                                                                  ---------
                                                                                  ---------

    The net deferred tax assets have been classified on the accompanying consolidated balance sheet as of November 30, 1998 as follows:

Current assets..................................................................  $ 766,000
Noncurrent assets...............................................................     29,000
Long-term liabilities...........................................................   (480,000)
                                                                                  ---------
                                                                                  $ 315,000
                                                                                  ---------
                                                                                  ---------

    The Company has net operating loss carryforwards of $500,000 for federal income tax purposes and $100,000 for state income tax purposes expiring in 2018 and 2003, respectively.

    The provision for income tax (credits) charged to operations for 1998 consists of the following:

Current tax.....................................................................  $   7,000
Deferred tax benefit............................................................    (77,000)
                                                                                  ---------
                                                                                  $ (70,000)
                                                                                  ---------
                                                                                  ---------

    The historical income tax provisions differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for 1998 due to the following:

Computed "expected" tax rate..........................................................         35%
Increase (decrease)
  State income taxes, net of federal benefit..........................................          6
  Non deductible purchased in process research and development........................          8
  Non taxable increase in cash surrender value of officers life insurance.............         (2)
  Deferred tax assets recorded as a result of the S corporation election
    termination.......................................................................         (2)
  S corporation income and income taxes through October 30, 1998 included on
    individual shareholders' returns..................................................        (47)
                                                                                              ---
                                                                                               (2)%
                                                                                              ---
                                                                                              ---

                                TROY GROUP, INC

   INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED MAY 31, 1998 AND 1999 IS
                                   UNAUDITED

NOTE 12. INCOME TAX MATTERS (CONTINUED)
    State income taxes in fiscal years 1996 and 1997 differ from the computed "expected" taxes due to enterprise zone and other tax credits generated.

NOTE 13. MAJOR VENDORS

    The Company purchases key components from one vendor. Net purchases from this vendor in fiscal years 1996, 1997 and 1998 were approximately $3,600,000, $4,100,000 and $8,500,000, respectively. Accounts payable to this vendor as of November 30, 1997 and 1998 were approximately $540,000 and $1,201,000, respectively.

    In addition, the Company is also dependent on single source suppliers for a component used in its impact printing products and for a component used in its ribbons. If the Company were to lose its component supplier for its impact printing products, it would be required to identify a new supplier and substantially reengineer its products for use with an alternative component. If the Company were to lose its component supplier for ribbons, the Company would be required to identify a new supplier.

NOTE 14. MAJOR CUSTOMERS AND FOREIGN SALES

    In fiscal year 1997 and 1998, the Company had sales to a customer that individually accounted for 16.6% and 17.1% of the Company total net sales and as of November 30, 1997 and 1998, respectively, and the trade receivables from this customer were $326,000 and $710,000, respectively. Sales to this customer in fiscal year 1996 were less than 10% of the Company's net sales.

    In fiscal years 1996, 1997 and 1998, the Company had shipments to foreign customers that accounted for 14.3%, 13.7%, and 16.2% of the Company's net sales. The sales to foreign customers are all denominated in U.S. dollars therefore the Company has not experienced any foreign currency gains or losses.

                                TROY GROUP, INC

   INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED MAY 31, 1998 AND 1999 IS
                                   UNAUDITED

NOTE 15. CASH FLOW INFORMATION

    Supplemental Disclosure of cash flow information

                                                                          SIX MONTHS ENDED
                                     FISCAL YEAR ENDED NOVEMBER 30,            MAY 31,
                                  ------------------------------------  ---------------------
                                     1996        1997         1998        1998        1999
                                  ----------  ----------  ------------  ---------  ----------
Cash paid during the period for:

  Interest......................  $  345,000  $  272,000  $    118,000  $  68,000  $  165,000
                                  ----------  ----------  ------------  ---------  ----------
                                  ----------  ----------  ------------  ---------  ----------
  Income taxes..................  $   65,000  $  185,000  $     10,000  $  10,000  $  467,000
                                  ----------  ----------  ------------  ---------  ----------
                                  ----------  ----------  ------------  ---------  ----------
Supplemental schedule of noncash
  investing and financing
  activities
  Purchase of Troy XCD, Inc. in
    1998 and Telgate Equipment
    Corporation in 1999
    Total purchase price........  $       --  $       --  $  3,117,000  $      --  $  924,000
    Less fair value of common
      stock and stock warrants
      issued in connection with
      the acquisitions..........          --          --     1,479,000         --     625,000
                                  ----------  ----------  ------------  ---------  ----------
    Cash purchase price.........  $       --  $       --  $  1,638,000  $      --  $  299,000
                                  ----------  ----------  ------------  ---------  ----------
                                  ----------  ----------  ------------  ---------  ----------
  Dividends payable.............  $       --  $       --  $    200,000  $      --  $       --
                                  ----------  ----------  ------------  ---------  ----------
                                  ----------  ----------  ------------  ---------  ----------

                  INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE

To the Board of Directors
Troy Group, Inc
Santa Ana, California

    Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental Schedule II is presented for purposes of complying with the Securities and Exchange Commission's rules and is not a part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

                                                         McGLADREY & PULLEN, LLP

Anaheim, California
January 6, 1999

                                TROY GROUP, INC
                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNT
              FISCAL YEARS ENDED NOVEMBER 30, 1996, 1997 AND 1998

                                                             BALANCE AT  PROVISIONS
                                                             BEGINNING   CHARGED TO                 BALANCE AT
                                                              OF YEAR      EXPENSE    CHARGE-OFFS   END OF YEAR
                                                             ----------  -----------  -----------  -------------
Allowance for doubtful accounts:

1996.......................................................  $  107,000   $ 209,000    $(143,000)   $   173,000
                                                             ----------  -----------  -----------  -------------
                                                             ----------  -----------  -----------  -------------

1997.......................................................  $  173,000   $  65,000    $ (74,000)   $   164,000
                                                             ----------  -----------  -----------  -------------
                                                             ----------  -----------  -----------  -------------

1998.......................................................  $  164,000   $ 134,000    $(158,000)   $   140,000
                                                             ----------  -----------  -----------  -------------
                                                             ----------  -----------  -----------  -------------

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
XCD Incorporated
Irvine, California

    We have audited the accompanying consolidated balance sheet of XCD Incorporated and subsidiary as of September 30, 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the nine months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of XCD Incorporated and subsidiary as of September 30, 1998, and the results of their operations and their cash flows for the nine months then ended in conformity with generally accepted accounting principles.

                                                         McGLADREY & PULLEN, LLP

Anaheim, California
October 20, 1998

                                XCD INCORPORATED

                           CONSOLIDATED BALANCE SHEET

                               SEPTEMBER 30, 1998

                                          ASSETS

Current Assets:
  Cash..........................................................................  $  11,000
  Accounts receivable, less allowance for doubtful accounts of $128,000.........    792,000
  Income taxes receivable.......................................................    122,000
  Inventories...................................................................    878,000
  Prepaid expenses..............................................................     31,000
  Deferred income taxes.........................................................    150,000
                                                                                  ---------
    Total current assets........................................................  1,984,000

Equipment, net..................................................................    159,000

Other Assets....................................................................     12,000
                                                                                  ---------
    Total assets................................................................  $2,155,000
                                                                                  ---------
                                                                                  ---------

                           LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable, including $27,000 payable to stockholders...................  $ 329,000
  Accrued liabilities...........................................................    211,000
  Notes payable, stockholders...................................................    233,000
                                                                                  ---------
    Total current liabilities...................................................    773,000
                                                                                  ---------
Commitments and Contingencies

Stockholders' Equity
  Common stock, no par value; authorized 1,000,000,000 shares; issued 37,900,000
    shares......................................................................    106,000
  Retained earnings.............................................................  1,320,000
  Note receivable for common stock purchases....................................    (44,000)
                                                                                  ---------
    Total stockholders' equity..................................................  1,382,000
                                                                                  ---------
    Total liabilities and stockholders' equity..................................  $2,155,000
                                                                                  ---------
                                                                                  ---------

                See Notes to Consolidated Financial Statements.

                                XCD INCORPORATED

                        CONSOLIDATED STATEMENT OF INCOME

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

Net sales......................................................................   $4,488,000
Cost of goods sold.............................................................    2,679,00
                                                                                 -----------
      Gross profit.............................................................   1,809,000
                                                                                 -----------
Operating expenses:
  Selling, general and administrative..........................................   1,212,000
  Research and development, including $240,000 to stockholders.................     532,000
                                                                                 -----------
                                                                                  1,744,000
                                                                                 -----------
      Operating income.........................................................      65,000

Financial income (expense):
  Interest expense, including $22,000 to stockholders..........................     (22,000)
  Interest income..............................................................       5,000
                                                                                 -----------
      Income before income tax credit..........................................      48,000
Income tax credit..............................................................      49,000
                                                                                 -----------
      Net income...............................................................   $  97,000
                                                                                 -----------
                                                                                 -----------
Earnings per share, basic and diluted..........................................   $      --
                                                                                 -----------
                                                                                 -----------
Weighted average number of shares outstanding:
  Basic........................................................................  37,900,000
                                                                                 -----------
                                                                                 -----------
  Diluted......................................................................  37,931,166
                                                                                 -----------
                                                                                 -----------

                See Notes to Consolidated Financial Statements.

                                XCD INCORPORATED

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

                                                     COMMON STOCK
                                               -------------------------    RETAINED       NOTE
                                                  SHARES        AMOUNT      EARNINGS    RECEIVABLE       TOTAL
                                               -------------  ----------  ------------  -----------  -------------
Balance, January 1, 1998.....................     37,900,000  $  106,000  $  1,223,000   $ (53,000)  $   1,276,000
  Forgiveness of note receivable.............             --          --            --       9,000           9,000
  Net income.................................             --          --        97,000          --          97,000
                                               -------------  ----------  ------------  -----------  -------------
Balance, September 30, 1998..................     37,900,000  $  106,000  $  1,320,000   $ (44,000)  $   1,382,000
                                               -------------  ----------  ------------  -----------  -------------
                                               -------------  ----------  ------------  -----------  -------------

                See Notes to Consolidated Financial Statements.

                                XCD INCORPORATED

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

Cash flows from Operating Activities
  Net income...................................................................   $  97,000
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation...............................................................      42,000
    Provision for doubtful accounts............................................      70,000
    Deferred income taxes......................................................     (56,000)
    Compensation expense for forgiveness of note receivable....................       9,000
    Changes in assets and liabilities:
    (Increase) decrease in:
      Accounts receivable......................................................     (96,000)
      Income taxes receivable..................................................       7,000
      Inventories..............................................................      17,000
      Prepaid expenses.........................................................     (13,000)
    Increase (decrease) in:
      Accounts payable.........................................................      26,000
      Accrued liabilities......................................................     (11,000)
                                                                                 -----------
      Net cash provided by operating activities................................      92,000
                                                                                 -----------
Cash Flows from Investing Activities
  Purchases of equipment.......................................................     (60,000)
  Increase in other assets.....................................................      (5,000)
                                                                                 -----------
      Net cash (used in) investing activities..................................     (65,000)
                                                                                 -----------
Cash Flows from Financing Activities, decrease in excess checks outstanding
  over bank balance............................................................     (21,000)
                                                                                 -----------
      Net increase in cash.....................................................       6,000
Cash, beginning of period......................................................       5,000
                                                                                 -----------
Cash, end of period............................................................   $  11,000
                                                                                 -----------
                                                                                 -----------
Supplemental Disclosure of Cash Flow Information
  Cash paid during the period for interest.....................................   $  31,000
                                                                                 -----------
                                                                                 -----------

                See Notes to Consolidated Financial Statements.

                                XCD INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION AND NATURE OF OPERATIONS

    The consolidated financial statements include the accounts of XCD Incorporated (incorporated as XCd, Inc.) and its wholly owned subsidiary, XCD International Incorporated, a foreign sales corporation (collectively, the Company). The Company's customers are located throughout the United States, Asia and Europe. The Company is engaged primarily in the design, development, manufacture and sale of products that allow printers to be shared on local area networks (LANs).

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    PRINCIPLES OF CONSOLIDATION

    All significant intercompany transactions and accounts have been eliminated in the accompanying consolidated financial statements.

    INVENTORIES

    Inventories are stated at the lower of average cost or market.

    EQUIPMENT

    Equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method, which generally ranges from three to seven years.

    REVENUE RECOGNITION

    Revenue is recognized when the related products are shipped to customers. No right of return (other than for defective merchandise) is allowed on sales. All sales are transacted in U.S. dollars.

    CREDIT RISK

    The Company sells its products on credit terms that it establishes for individual customers. The Company also performs ongoing credit evaluations of its customers, generally does not require collateral and maintains reserves for potential credit losses.

    ESTIMATED WARRANTY CLAIMS

    The Company sells its product with a warranty that provides for replacements of any defective products for a one-year period after the sale. The Company accrues an estimate of the cost of providing the warranty at the time revenue is recognized.

    RESEARCH AND DEVELOPMENT

    The Company expenses research and development costs of new products as incurred.

                                XCD INCORPORATED

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) ADVERTISING COSTS

    Costs associated with advertising and promoting products are expensed as incurred. Advertising and promotion expense was approximately $119,000 during 1998.

    INCOME TAXES

    Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's financial instruments consist of cash and notes payable. The carrying value of these instruments are considered to be representative of their fair value due to the short nature of maturities of these instruments.

    EARNINGS PER SHARE

    Basic earnings per share is computed by dividing the net income attributable to the common stockholders by the weighted average number of common shares outstanding during the period. There is no adjustment in the net income attributable to common stockholders. Diluted earnings per share reflects the potential dilution that could occur from common shares issuable through stock options (31,166 shares in the period ended September 30, 1998)

    STOCK-BASED COMPENSATION

    The Company accounts for stock-based awards to employees using the intrinsic-value method in accordance with Accounting Principles Board (APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES.

NOTE 2. INVENTORIES

    Inventories consist of the following at September 30, 1998:

Raw materials.....................................................  $ 133,000
Work in process...................................................    320,000
Finished goods....................................................    425,000
                                                                    ---------
                                                                    $ 878,000
                                                                    ---------
                                                                    ---------

                                XCD INCORPORATED

NOTE 3. EQUIPMENT

    Equipment consist of the following at September 30, 1998:

Computer equipment...............................................  $ 363,000
Furniture and fixtures...........................................     41,000
                                                                   ---------
                                                                     404,000
Less accumulated depreciation....................................   (245,000)
                                                                   ---------
                                                                   $ 159,000
                                                                   ---------
                                                                   ---------

NOTE 4. NOTE RECEIVABLE

    During 1996 an employee exercised 400,000 options at an exercise price of $0.178 in exchange for a nonrecourse note receivable. The principal and interest on the note will be forgiven in equal installments over a four-year period in lieu of payment for services performed. As of September 30, 1998, the balance on this note receivable is $44,000.

NOTE 5. INCOME TAXES

    Income tax credits are summarized below for the nine months ended September 30, 1998:

Current tax benefit..............................................  $(105,000)
Deferred tax expense.............................................     56,000
                                                                   ---------
                                                                   $ (49,000)
                                                                   ---------
                                                                   ---------

    The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the nine months ended September 30, 1998 due to the following:

Computed "expected" tax expense...................................................  $  17,000
State income taxes, net of federal benefit........................................      2,000
Increase (decrease) in income taxes resulting from:
  Research and development credits................................................    (77,000)
  Tax interest and penalties......................................................      7,000
  Other...........................................................................      2,000
                                                                                    ---------
                                                                                    $ (49,000)
                                                                                    ---------
                                                                                    ---------

                                XCD INCORPORATED

NOTE 5. INCOME TAXES (CONTINUED)
The major components of the Company's net deferred tax assets at September 30, 1998 are comprised of:

Deferred tax assets...............................................
  Receivable allowance............................................  $  51,000
  Inventory allowance.............................................     50,000
  Inventory capitalization........................................     52,000
  Accrued vacation expense........................................      2,000
  Accrued warranty claims.........................................     16,000
                                                                    ---------
                                                                      171,000
Deferred tax liabilities, equipment...............................     21,000
                                                                    ---------
    Net deferred tax assets.......................................  $ 150,000
                                                                    ---------
                                                                    ---------

    These amounts have been classified on the accompanying balance sheet as a current asset as of September 30, 1998.

NOTE 6. ACCRUED LIABILITIES

    Accrued liabilities consist of the following at September 30, 1998:

Payroll and related taxes.........................................  $  53,000
Accrued warranties................................................     40,000
Accrued marketing.................................................     40,000
Accrued interest, stockholders....................................     19,000
Accrued vacation..................................................      5,000
Other.............................................................     54,000
                                                                    ---------
                                                                    $ 211,000
                                                                    ---------
                                                                    ---------

NOTE 7. SHORT-TERM BORROWINGS

    The Company has $233,000 in unsecured subordinated notes payable to stockholders that are due on demand, with interest-only payments, recalculated annually at a rate 2% above a bank's prime rate (8.5% at September 30, 1998) due monthly.

    In addition, the Company has a revolving line of credit agreement with a bank that allows maximum borrowings of $600,000. The credit agreement matures September 30, 1998, and is collateralized by substantially all of the Company's assets. The line of credit bears interest at the bank's prime rate (8.5% at September 30, 1998) plus 0.5%. At September 30, 1998, the Company had no amounts borrowed under this agreement. Under the agreement, the Company is required, among other things, to maintain certain minimum net worth and working capital ratios. At September 30, 1998, the Company had $600,000 in availability under this agreement.

                                XCD INCORPORATED

NOTE 8. STOCK OPTION PLANS

    The Company has a 1994 Incentive Stock Option Plan and a Non-Qualified Stock Option Plan under which it may grant options to purchase common stock. The Company may grant options for up to 4,000,000 shares under the Incentive Stock Option Plan to full time employees at prices that the Compensation Committee determines to be appropriate. Options are granted at market value on the date of the grant and are generally exercisable ratably over four years with certain non-qualified options which vest upon a change in control. Options expire five years after grant date. In addition, the Company may grant options for up to 4,000,000 shares to employees and nonemployee directors under the Non-Qualified Stock Option Plan at prices that the Board of Directors determines to be fair market value.

    A summary of the status of the Plans and changes during the period ended September 30, 1998 is as follows:

                                                                                                          WEIGHTED
                                                                                                           AVERAGE
                                                                                                          EXERCISE
                                                                                               SHARES       PRICE
                                                                                             ----------  -----------
Outstanding at beginning of period.........................................................   3,684,500   $   0.168
Granted....................................................................................      48,000       0.037
Exercised..................................................................................          --          --
Forfeited..................................................................................    (379,000)      0.163
                                                                                             ----------  -----------
Outstanding at end of period...............................................................   3,353,500   $   0.166
                                                                                             ----------  -----------
                                                                                             ----------  -----------
Exercisable at end of period...............................................................   2,410,375   $   0.172
                                                                                             ----------  -----------
                                                                                             ----------  -----------
Weighted-average minimum value of options granted during the period........................               $   0.009
                                                                                                         -----------
                                                                                                         -----------
Remaining options available under the Plans, at end of period..............................   1,762,500
                                                                                             ----------
                                                                                             ----------

    A further summary of options outstanding at September 30, 1998 is as follows:

                                                               OPTIONS OUTSTANDING
                                                       ------------------------------------    OPTIONS EXERCISABLE
                                                                    WEIGHTED                 -----------------------
                                                                     AVERAGE     WEIGHTED                 WEIGHTED
                                                                    REMAINING     AVERAGE                  AVERAGE
                                                                   CONTRACTUAL   EXERCISE                 EXERCISE
RANGE OF EXERCISE PRICES                                 NUMBER       LIFE         PRICE       NUMBER       PRICE
-----------------------------------------------------  ----------  -----------  -----------  ----------  -----------
$0.130-$0.178........................................   3,305,500   2.4 years    $   0.168    2,405,375   $   0.172
$0.037...............................................      48,000   4.8 years        0.037        5,000       0.037
                                                       ----------  -----------  -----------  ----------  -----------
                                                        3,353,500   2.5 years    $   0.166    2,410,375   $   0.172
                                                       ----------  -----------  -----------  ----------  -----------
                                                       ----------  -----------  -----------  ----------  -----------

    As permitted under generally accepted accounting principles, grants under the above Plans are accounted for following APB Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for grants under the Incentive Stock Option Plan and the Non-Qualified Stock Option Plan. Had compensation costs for all of the stock-based compensation plans been determined using the minimum value method prescribed Statement No. 123, reported net income would have been reduced to $95,000 from $97,000 with no effect on basic and diluted earnings per share. The fair value of each option granted during the nine months ended September 30, 1998 was estimated on

                                XCD INCORPORATED

NOTE 8. STOCK OPTION PLANS (CONTINUED)
date of grant utilizing the then current fair value of the underlying shares less the exercise price discounted over the average expected life of the options (five years) with risk free interest rate of 5.48% and 6.06% and no dividends. The pro forma effects of applying Statement No. 123 are not indicative of future amounts since, among other reasons, the requirements of the Statement have been applied only to options granted after December 15, 1995 (see Note 14).

NOTE 9. FOREIGN SALES AND ACCOUNTS RECEIVABLE

    During the period ended September 30, 1998, the Company had sales to foreign customers. Foreign sales for the period ended September 30, 1998 and the related accounts receivable as of September 30, 1998 are as follows:

                                                                   ASIA        EUROPE      CANADA       TOTAL
                                                               ------------  ----------  ----------  ------------
Sales........................................................  $  1,308,000  $  800,000  $  106,000  $  2,214,000
Accounts receivable..........................................  $    106,000  $  250,000  $   26,000  $    382,000

NOTE 10. MAJOR CUSTOMERS

    Net sales for the period ended September 30, 1998 includes sales to the following major customers (each of which accounted for 10% or more of the total sales of the Company) together with the receivables due from those customers as of September 30, 1998:

                                                                                                          TRADE
                                                                                                         ACCOUNTS
                                                                                           NET SALES    RECEIVABLE
                                                                                          ------------  ----------
Customer A..............................................................................  $  1,178,000  $   74,000
Customer B..............................................................................       551,000     244,000
                                                                                          ------------  ----------
                                                                                          $  1,729,000  $  318,000
                                                                                          ------------  ----------
                                                                                          ------------  ----------

NOTE 11. LEASE COMMITMENTS AND RENT EXPENSES

    The Company rents its facility under an operating lease that expires in 2003. Future minimum lease payments at September 30, 1998 under all noncancelable operating leases are as follows: 1999 $119,000; 2000 $124,000; 2001 $129,000; 2002 $134,000; and 2003 $68,000 (total $574,000).

    Rent expense was approximately $84,000 for the period ended September 30, 1998.

NOTE 12. PENSION PLAN

    The Company sponsors a simplified employee pension contribution plan for employees who are at least 21 years of age and have performed services for the Company in at least three of the immediately preceding five years. Total expenses related to the Plan were approximately $51,000 for the period ended September 30, 1998.

NOTE 13. RELATED PARTY TRANSACTIONS

    For the period ended September 30, 1998, the Company paid $240,000 to two corporations whose presidents are stockholders of the Company for costs related to product development and engineering

                                XCD INCORPORATED

NOTE 13. RELATED PARTY TRANSACTIONS (CONTINUED) services. As of September 30, 1998, the Company had accrued $27,000 relating to such expenses, which is included in accounts payable.

NOTE 14. BUSINESS COMBINATION

    On September 30, 1998, the Company signed a letter of intent to sell all its outstanding common stock, including any shares issuable relating to stock options, to Troy Group, Inc. for 171,430 shares of Troy Group, Inc.'s common stock and $1,550,000 in cash. All outstanding stock options will be extinguished upon the consummation of this merger.

NOTE 15. SUBSEQUENT EVENT

    In October 1998, the Company entered into an agreement to pay certain officer/stockholders and employees $1,250,000 of compensation for prior services. No provision for deferred compensation arising from the agreement has been reflected in the accompanying financial statements as of September 30, 1998.

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July 21, 1999

                            [TROY GROUP, INC. LOGO]

                        2,500,000 SHARES OF COMMON STOCK

                                 -------------

                                   PROSPECTUS
                                 -------------

                                     [LOGO]

                       [PENNSYLVANIA MERCHANT GROUP LOGO]

                           [H.C. WAINWRIGHT & CO. LOGO]

--------------------------------------------------------------------------------

    YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR THE SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

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